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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OVERSEAS SHIPHOLDING GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	511 Fifth Avenue New York, New York 10017 212-953-4100	13-2637623 (I.R.S. Employer Identification No.)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert N. Cowen
511 Fifth Avenue
New York, New York 10017
212-953-4100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Henry O. Smith III, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036 212-969-3000	John T. Gaffney, Esq. Cravath, Swaine & Moore 825 Eighth Avenue New York, New York 10019 212-474-1000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common stock, par value $1.00 per share	5,750,000 shares(1)	$35.47(2)	$203,952,500(2)	$50,988.13

(1)
Includes 750,000 shares of common stock issuable upon exercise of the over-allotment option granted to the Underwriters.

(2)
Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices on June 8, 2001, as reported on the New York Stock Exchange.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 11, 2001.

5,000,000 Shares

Overseas Shipholding Group, Inc.

Common Stock

    All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Overseas Shipholding Group, Inc. will not receive any of the proceeds from the sale of the shares.

    The common stock is listed on the New York Stock Exchange under the symbol "OSG." The last reported sale price of the common stock on June 8, 2001 was $35.47 per share.

    See "Risk Factors" beginning on page 8 in this prospectus to read about certain factors you should consider before buying the common stock.

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds before expenses, to the selling stockholders	$	$

    To the extent that the Underwriters sell more than 5,000,000 shares of common stock, the Underwriters have the option to purchase up to an additional 750,000 shares from selling stockholders at the initial price to public less the underwriting discount.

    The Underwriters expect to deliver the shares against payment in New York, New York on June   , 2001.

Goldman, Sachs & Co.

Prospectus dated June   , 2001

SUMMARY

    This summary highlights selected information contained in this prospectus. This summary is included for convenience only and may not include all of the information that is important to you. You should carefully read this entire prospectus, including our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

Overseas Shipholding Group, Inc.

    Since our formation in 1969, we have become one of the world's leading independent bulk shipping companies, engaged primarily in the seaborne transportation of crude oil and petroleum products. Our customers include many of the world's largest oil companies and oil trading companies, as well as governments and governmental agencies. Our fleet consists of 44 vessels that aggregate more than 5.9 million deadweight tons, or dwt, of carrying capacity, including 33 vessels used primarily for the international transportation of crude oil and petroleum products (for example, voyages from the Arabian Gulf to the United States) and 11 vessels used in the U.S. flag trades.

    In our international business, we have concentrated our fleet in two vessel segments, Very Large Crude Carriers (VLCCs) and medium-size crude carriers (Aframaxes). These two segments constitute approximately 67% of the world tanker fleet and approximately 78% of the world crude carrier fleet measured by dwt. We have a fleet of 11 VLCCs and will take delivery of four additional VLCCs over the next 18 months. We have entered most of our VLCCs in the Tankers International LLC pool, the world's largest commercial operator of VLCCs. Tankers International, which we formed with five other leading tanker companies in February 2000, commercially manages 47 modern VLCCs. Its size and market presence has provided us with superior asset utilization resulting in enhanced financial returns on our vessels.

    We also have a fleet of 11 Aframaxes and will take delivery of four additional Aframaxes during the next 30 months. We have entered our Aframax tankers in the Aframax Pool, an alliance with PDV Marina S.A., the marine transportation subsidiary of PDVSA, the Venezuelan state oil company. The Aframax Pool, which was formed in 1996, consists of 21 vessels that operate in the Atlantic Basin, making this alliance among the largest operators of Aframaxes in this region. The pool is able to utilize base load PDVSA cargoes to create opportunities for backhaul cargoes resulting in greater utilization of pool vessels.

    Our VLCC and Aframax fleets are among the youngest in the world. Our VLCC fleet has an average age of 5.3 years, compared with an industry average of 11.8 years. Our Aframax fleet (after taking into account our planned disposition of two older Aframaxes during the next 12 months) has an average age of 5.5 years, compared with an industry average of 11.5 years. Our modern fleet and our reputation for quality service are key competitive advantages, especially as customers are becoming increasingly focused on environmental and safety concerns.

    The strength of oil tanker markets and our ability to take advantage of certain industry trends have helped us achieve record levels of revenues and earnings in 2000. In 2000, we had net shipping revenues of $370.1 million and net income of $90.4 million. In the quarter ended March 31, 2001, we had net shipping revenues of $125.5 million and net income of $40.4 million.

Industry Trends and Opportunities

    We believe the following industry trends create market opportunities and improve the prospects for us as an owner of modern tankers, particularly when such vessels are marketed as part of a large, unified fleet:

    Greater focus on environmental and safety concerns.  Major oil companies and other customers are increasingly concerned with environmental and safety issues, and as a result established operators of modern, high quality ships generally receive preferential employment and in some cases higher charter rates than operators of older vessels.

    The world tanker fleet is aging and new environmental regulations will increase scrapping rates.  Approximately 32% of the world tanker fleet is over 20 years of age and scrapping is expected to increase over the next several years due to recent International Maritime Organization (IMO) regulations that have imposed stricter limits on the use of older vessels. Given the world tanker fleet age profile, the new IMO regulations are expected to result in over 30% of the world fleet retiring by the end of 2007.

    World oil consumption is increasing.  A major factor in determining tanker demand is world oil consumption, which continues to rise. The International Energy Agency projects that world oil consumption will increase by an average of two percent per year through 2010.

    Consolidation of tanker assets.  The tanker industry is highly fragmented, which provides an opportunity for larger operators to acquire assets of smaller operators and employ those assets more productively as part of a unified fleet, facilitating superior asset utilization and operating efficiencies.

    Consolidation of integrated oil companies.  The consolidation trend among our oil company customers and their desire to outsource non-core activities, including the transportation of crude oil, represents an opportunity for large, high quality operators that are able to offer a broad range of transportation solutions.

Our Competitive Strengths

    We believe that we possess significant competitive advantages in the world tanker industry that permit us to maintain and improve our leadership position in the industry and to enhance the financial performance of our shipping assets. These advantages include:

    Our international fleet of modern, high quality vessels.  Our international VLCC and Aframax fleets are among the youngest in the industry. A modern, high quality fleet allows us to better meet our customers' needs, capture higher charter rates associated with modern vessels, comply with more stringent environmental regulations, reduce downtime due to maintenance and achieve lower operating costs compared to older vessels.

    Our participation in leading strategic alliances.  We have benefited by placing a large number of our vessels into large commercial pools. The scale and market presence of these pools have resulted in enhanced financial performance of our vessels through superior asset utilization and lower operating costs.

    Our strong financial profile.  We have a strong financial profile and a low debt-to-capital ratio relative to most of our industry peers. This allows us to take advantage of market opportunities, including acquiring new vessels and making strategic acquisitions.

    Our fully integrated technical and commercial operations.  Our experienced in-house personnel are capable of providing all commercial and operating services to our fleet worldwide, which permits us to better control our operations and costs.

    Our long-established industry reputation and experienced management team.  We have a reputation in the international tanker industry for excellence in service, quality of vessels and technical operation. We have an experienced and dedicated senior management team, many of whom have been with us for over 20 years and, in the case of our chief executive officer, since we were founded in 1969.

Our Strategy

    Our strategy is to employ our competitive strengths to enhance stockholder value and further our industry position as a leading provider of international tanker services. Our strategic initiatives include:

    Continuing to be a preferred provider of VLCC and Aframax vessels.  We focus on the needs of our customers and seek to be a preferred provider by offering modern, high quality and well-operated vessels.

    Enhancing vessel earnings by deploying our vessels in strategic alliances.  Through participation in Tankers International and the Aframax Pool, we enhance fleet utilization, generating increased vessel earnings. We plan to enter all of our VLCC and Aframax newbuildings and acquired vessels into these pools.

    Opportunistically growing our VLCC and Aframax fleets through newbuildings, acquisitions and joint ventures.  We utilize our commercial, financial and operating expertise to opportunistically acquire modern vessels and order newbuildings. We expect to take delivery of eight newbuildings over the next 30 months, increasing the carrying capacity of each of our VLCC and Aframax fleets by over 30%. In addition, we recently announced our agreement to acquire a 33% interest in a joint venture formed to purchase four new VLCCs.

    Reducing overhead, operating and other costs.  We have reduced annualized overhead, operating and other costs by $40 million since 1998. We have recently commenced implementation of a further cost-reduction program which we believe will yield an additional $20 million of annualized savings beginning in 2002.

Recent Transactions

    We have recently agreed to acquire a one-third interest in a joint venture formed to purchase four new VLCCs from Bergesen d.y. ASA, a major Norwegian owner. Two of these vessels were completed in 2001 and are expected to be delivered to the joint venture this summer. The other two are expected to be delivered to the joint venture upon completion of construction in February and July 2002. The other joint venture partners will be Frontline Ltd. and Euronav Luxembourg S.A., which are also participants in Tankers International. The purchase price for the vessels is $321 million. The transaction is subject to the execution of definitive documents and the closing conditions to be contained in those documents and there can be no assurance that this transaction will be completed. The information in this prospectus regarding the number and type of vessels owned by us does not give effect to this pending transaction.

    In March 2000, we formed a joint venture with Frontline and Euronav to acquire a modern VLCC and in January 2001, we formed a joint venture with Frontline to acquire two modern VLCCs. We also formed a joint venture with another shipowner in June 2000 to acquire control of a modern Aframax tanker.

This Offering

Common stock offered by the selling stockholders	5,000,000 shares(1)
Common stock to be outstanding immediately after the offering of common stock	34,088,583 shares(2)
New York Stock Exchange symbol	OSG
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders

(1)
Except as indicated, all information in this prospectus assumes that the Underwriters' over-allotment option to purchase an additional 750,000 shares is not exercised. If it is exercised, up to an additional 750,000 shares will be sold by the selling stockholders.

(2)
Based on the number of shares outstanding as of March 31, 2001. Excludes shares of common stock reserved for issuance upon exercise of options under our stock option plans, of which options to purchase up to 2,076,732 shares of common stock at an average weighted price of $14.32 per share were outstanding as of March 31, 2001.

Our Company Information

    Our common stock is listed on the New York Stock Exchange under the symbol "OSG," where we are one of the longest continuously traded shipping stocks. Our principal offices are located at 511 Fifth Avenue, New York, New York 10017, and our telephone number is (212) 953-4100.

Risk Factors

    Prospective purchasers of the common stock should consider all of the information contained in this prospectus, including the information incorporated by reference, before making an investment in the common stock. Our financial performance is subject to various risks, including the cyclical nature of the oil shipping industry, the volatility of charter rates and vessel values, and potential liabilities and costs under environmental laws and regulations. You should consider carefully the information set forth in the section of this prospectus entitled "Risk Factors" beginning on page 8.

Summary Consolidated Financial Data

    We present below our summary consolidated financial data as of and for each of the periods indicated. The summary consolidated financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements, which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflect all adjustments (which were only of a normal recurring nature) necessary to present fairly the financial results for those periods. The results for the three months ended March 31, 2001 are not necessarily indicative of the results that will be attained for the year ending December 31, 2001.

    You should read the information set forth below, together with the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2001	2000	2000		1999		1998		1997		1996
	(In thousands, except per share amounts)
Income Statement Data:
Revenues from voyages(a)	$148,537	$84,041	$467,618		$350,545		$412,384		$477,950		$452,263
Operating income	61,603	6,063	145,515		30,498		37,450		65,611		46,616
Net income/(loss)(b)(c)	40,363	5,013	90,391		14,764		(37,920)		19,017		2,502
Balance Sheet Data(d):
Cash and investments in marketable securities	$123,524	$64,541	$70,766		$88,993		$61,689		$139,987		$124,457
Capital construction fund	219,119	183,239	213,440		181,933		176,154		174,892		145,350
Vessels and capital leases, at net book amount	1,308,447	1,237,058	1,293,958		1,237,513		1,229,110	(e)	1,308,125	(e)	1,293,817
Short-term debt(f)	16,316	15,321	14,294		14,947		24,438		28,297		25,959
Long-term debt and capital lease obligations (exclusive of current portions)	848,185	808,037	836,497		827,372		833,893		1,056,306		1,093,475
Total assets	1,911,707	1,698,369	1,823,918		1,720,945		1,695,515		2,023,224		2,037,301
Shareholders' equity	796,912	661,216	750,167		661,058		707,622		779,797		769,438
Cash Flow Statement Data:
Capital expenditures for new vessel additions	$28,798	$12,602	$117,974		$177,334		$123,960		$129,407		$151,166
Cash provided by operating activities	71,883	7,239	100,292		37,033		56,296		59,854		50,180
Other Data:
EBITDA(g)	$86,101	$24,440	$234,882		$110,223		$140,568		$189,208		$143,848
Adjusted debt/total capitalization(h)	42.2%	48.6%	45.5%		48.4%		48.2%		50.7%		53.2%
Per Share Amounts:
Basic net income/(loss)	$1.19	$0.15	$2.67	(b)	$0.41	(b)	$(1.03)	(b)	$0.52		$0.07
Diluted net income/(loss)	1.17	0.15	2.63	(b)	0.41	(b)	(1.03)	(b)	0.52		0.07
Cash dividends paid	0.15	0.15	0.60		0.60		0.60		0.60		0.60

(a)
Includes net voyage revenues of vessels operating in certain pools.

(b)
Results for 2000, 1999 and 1998 reflect extraordinary income/(loss) on early extinguishment of debt of $573 ($0.02 per share), $1,462 ($0.04 per share) and $(13,648) ($0.37 per share), respectively.

(c)
Results for 2000 also include income from the cumulative effect of a change in accounting principle of $4,152 ($0.12 per share). Income before cumulative effect of change in accounting principle in 2000 was $86,239, or $2.55 per basic share ($2.51 per diluted share). Assuming the percentage of completion method had been applied retroactively, the pro forma income/(loss) before cumulative effect of change in accounting principle would have been income of $13,450, or $0.37 per share in 1999; a loss of $40,780, or $1.11 per share in 1998; income of $21,655, or $0.59 per share in 1997; and income of $1,033, or $0.03 per share in 1996.

(d)
The balance sheet information for 1997 and 1996 has been reclassified to conform with the presentation adopted in subsequent periods.
(e)
Includes vessels held for disposal, at estimated fair value.
(f)
Equals current portions of long-term debt and capital lease obligations.
(g)
EBITDA represents operating earnings, which is before net interest expense, income taxes and extraordinary items and cumulative effect of change in accounting principle, plus equity in results of cruise business, other income and depreciation and amortization expense. EBITDA should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company's ability to satisfy debt service, capital expenditure and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.
(h)
Equals the quotient of (x) long-term debt and capital lease obligations (exclusive of current portions) less the sum of cash and investments in marketable securities and the tax-adjusted (35% tax rate) capital construction fund balance divided by (y) total capitalization less the sum of cash and investments in marketable securities and the tax-adjusted (35% tax rate) capital construction fund balance.

RISK FACTORS

    You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. In that case, you could lose all or a part of your investment.

Industry Specific Risk Factors

    A decline in demand for crude oil could cause demand for tanker capacity and charter rates to decline which would decrease our revenues and profitability.

    The demand for tanker capacity to transport crude oil is influenced by the demand for crude oil and other factors including:

  •
  global and regional economic conditions;

  •
  increases and decreases in production of crude oil, particularly by OPEC and other key producers;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

  •
  environmental concerns;

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  weather; and

  •
  competition from alternative sources of energy.

Any of these factors could adversely affect the demand for tanker capacity and charter rates. Any decrease in demand for tanker capacity or decrease in charter rates would adversely affect our business.

    Demand for our vessels and our related services in transporting crude oil is also dependent upon world and regional oil markets. Historically, these markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil. Any decrease in the shipment of crude oil in these markets could result in tanker charter rates in our markets declining or a decrease in the number of charters for our vessels, both of which could have a material adverse effect on our revenues and profitability.

    An increase in the supply of tanker capacity without an increase in demand for tanker capacity could cause charter rates to decline which could have a material adverse effect on our revenues and profitability.

    Historically, the tanker industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on changes in the supply of and demand for tanker capacity. The supply of tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant newbuilding activity with respect to VLCCs and Aframaxes. If the number of new ships delivered exceeds the number of vessels being scrapped, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. A decline in charter rates could have a material adverse effect on our revenues and profitability.

    Charter rates may decline from their current level which could have a material adverse effect on our revenues and profitability.

    Average charter rates for 2000 and for the first quarter of 2001 have significantly exceeded the average charter rates in prior periods, particularly 1999. Because many of the factors which influence the supply of and demand for vessel capacity are unpredictable, the nature, timing and degree of changes in charter rates are unpredictable. Charter rates can also be negatively affected by anticipated additional tanker capacity. All of the factors influencing the supply of and demand for oil tankers, and therefore future charter rates and values of vessels, are beyond our control. The nature, timing and degree of changes in industry conditions are unpredictable. These changes could have a material adverse effect on our revenues and profitability.

  Our revenues are subject to seasonal variations.

    We operate our tankers in markets that have historically exhibited seasonal variations in demand, and therefore, charter rates. Tanker charter rates (and our revenues and earnings) are typically higher in the winter and fall months (the first and fourth quarters of the calendar year) as a result of anticipated increased oil consumption in the Northern Hemisphere during the winter months. In addition, unpredictable weather patterns in the winter months and variations in oil reserves tend to disrupt vessel scheduling. Because we largely trade in the spot market, seasonality has affected our operating results on a quarter-to-quarter basis and could continue to do so in the future.

    Environmental costs and liabilities could have a material adverse effect on our business, results of operations or financial condition.

    Our operations are subject to extensive laws, treaties and international agreements governing environmental protection, the management, transportation, discharge and release of hazardous substances, and human health and safety. We are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. In addition, our vessels must meet stringent operational, maintenance, inspection, training and structural requirements and follow approved safety management and emergency preparedness procedures and are subject to rigorous inspections by governmental authorities and other parties. Violations of applicable requirements could result in substantial penalties, and in certain instances, seizure or detention of one or more vessels. From time to time, in connection with our shipping operations, we have experienced spills of oil or other materials and incurred cleanup costs relating to such spills. We could be required to pay the costs of responding to future oil spills or cleaning up contaminated properties pursuant to the Oil Pollution Act of 1990, the Comprehensive Environmental Response Compensation and Liability Act and other U.S. and foreign laws and regulations. We also could become subject to personal injury or property damage claims relating to exposure to hazardous substances in connection with our existing and historical operations. Our existing insurance may not be sufficient to cover all such risks, in which case such risks could have a material adverse effect on our business, results of operations or financial condition.

    In order to maintain compliance with existing and future laws, treaties and international agreements, we incur, and expect to continue to incur, substantial costs in meeting maintenance and inspection requirements, developing and implementing emergency procedures to address potential oil spills, and obtaining insurance coverage or other required financial assurance of our ability to address pollution incidents. These laws, treaties and international agreements also can:

  •
  impair the economic value of our vessels;

  •
  require a reduction in cargo-carrying capacity or other structural or operational changes;

  •
  make our vessels less desirable to potential charterers or purchasers;

  •
  lead to decreases in available insurance coverage for affected vessels; or

  •
  result in the denial of access to, or detention in, certain ports.

Future environmental requirements may be adopted which could limit our ability to operate, require us to incur substantial additional costs or otherwise have a material adverse effect on our business, results of operations or financial condition.

    Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which could adversely affect our financial condition.

    The market value of vessels has fluctuated over time. The market value of oil tankers may vary significantly over time based upon various factors, including:

  •
  general economic and market conditions affecting the tanker industry;

  •
  number of vessels in the world fleet;

  •
  types and sizes of vessels available;

  •
  changes in trading patterns affecting demand for particular sizes and types of vessels;

  •
  cost of newbuildings;

  •
  prevailing level of charter rates; and

  •
  technological advances in vessel design and propulsion.

    Declining vessel values could affect our ability to replace existing financings upon their expiration as well as raise cash generally and thereby adversely impact our liquidity. In addition, declining vessel values could result in a breach of certain loan covenants, which could give rise to events of default under the relevant financing agreements. There can be no assurance that the market value of our vessels will not decline, nor can there be any assurance that the market value of the vessels that are currently under construction or on order will not decline during the construction process.

  Shipping is a business with inherent risks and our insurance may not be adequate.

    Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

  •
  marine disasters;

  •
  bad weather;

  •
  mechanical failures;

  •
  human error;

  •
  war, terrorism and piracy; and

  •
  other unforeseen circumstances or events.

In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, port closings and boycotts. Any of these events may result in loss of revenues and increased costs.

    We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain one billion dollars in coverage for each of our vessels for liability for spillage or leakage of oil or pollution. We also carry insurance covering lost revenue resulting from vessel off-hire due to vessel damage. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our operations. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

    Because we conduct our business on a worldwide basis, we face a number of significant risks that could result in losses or higher costs.

    Our vessels operate all over the world, exposing us to many risks, including:

  •
  changing economic, political and social conditions in the countries where we do business or where our vessels are registered or flagged;

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  the imposition of increased environmental and safety regulations by international organizations, classification societies, flag states and port states;

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  the imposition of taxes by flag states, port states and jurisdictions in which we or our subsidiaries are incorporated or where our vessels operate;

  •
  currency fluctuations;

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  war, terrorism and piracy; and

  •
  expropriation of our vessels.

As a result of these risks, we may incur losses or higher costs, including those incurred as a result of the impairment of our assets or a curtailment of our operations.

    Our vessels could be arrested by maritime claimants which could result in a significant loss of earnings and cash flow for the related off-hire period.

    Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by either arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings and cash flow for the related off-hire period.

    In addition, international vessel arrest conventions and certain national jurisdictions allow so-called "sister ship" arrests, that allow the arrest of vessels that are within the same legal ownership as the vessel which is subject to the claim or lien. Certain jurisdictions go further, permitting not only the arrest of vessels within the same legal ownership, but also any "associated" vessel. In nations with these laws, an "association" may be recognized when two vessels are owned by companies controlled by the same party. Consequently, a claim may be asserted against us, any of our subsidiaries or our vessels for the liability of one or more of the other vessels we own.

Company Specific Risk Factors

    Our existing financing arrangements contain provisions that may adversely affect our ability to operate and expand our business and our ability to obtain additional financing.

    We had approximately $864.5 million of debt outstanding at March 31, 2001, of which approximately $182.1 million is secured by a pledge of certain of our vessels and related collateral as security to the lenders under these loan agreements. This substantial indebtedness may:

  •
  limit our ability to obtain additional financing to meet working capital requirements and provide for capital expenditures;

  •
  require that a substantial portion of our cash flow be dedicated to the payment of principal and interest on our indebtedness; and

  •
  limit our ability to acquire additional tonnage and expand our business.

    In addition, our existing financing agreements impose operating and financial restrictions, including restrictions which limit our ability to:

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  sell the capital stock of our subsidiaries or other assets;

  •
  make certain investments;

  •
  engage in mergers and acquisitions;

  •
  make capital expenditures or pay dividends;

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

  •
  sell our vessels.

    As a result, we may need the permission of our lenders to engage in various corporate activities. Our lenders' interests may be different from, and may be adverse to, those of our stockholders, and we cannot assure you that we will be able to obtain our lenders' permission if and when we need it. Our failure to obtain a required permission will keep us from effecting corporate transactions and may prevent us from expanding or properly managing our business.

    In addition, if we default under any of our secured loan agreements, we could forfeit our rights in our vessels and their charters, the lenders could foreclose on the mortgages on the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

    When our credit facilities mature, we may not be able to refinance or replace them.

    When our indebtedness matures, we may need to refinance it and we may not be able to do so. If we are able to refinance maturing indebtedness, the terms of any refinancing or alternate credit arrangements may contain terms and covenants that restrict our financial and operating flexibility.

    Interest rate fluctuations may significantly affect our loan payments.

    At March 31, 2001, approximately $638.1 million, or 74%, of our indebtedness bore interest at floating interest rates. We have entered into interest rate swaps with respect to a portion of this floating rate indebtedness, resulting in approximately $425 million of our total indebtedness being subject to interest rate fluctuation. Increases in interest rates would increase interest payments on that indebtedness.

  We are highly dependent upon volatile spot market charter rates.

    We depend on spot charters for a significant portion of our revenues. During 2000, we derived approximately 76% of our net voyage revenue from spot charters and contracts of affreightment which are predominantly priced on a spot market basis. During the quarter ended March 31, 2001, we derived approximately 80% of our net voyage revenue from spot voyages and contracts of affreightment.

    The spot market is highly competitive and charter rates in the spot market are volatile. As a result, our revenues may fluctuate significantly. Successful operation of a vessel in the spot market depends on a number of factors, including obtaining profitable voyage charters and minimizing, to the extent possible, ballast legs (time spent traveling unladen to load cargo) and time waiting for charters. Increased dependence on the spot market by us could result in a lower utilization of our vessels and decreased profitability. There can be no assurance that charter rates in the spot market will not decline, or that charters in the spot market will continue to be available.

  We may not be able to renew time charters when they expire.

    There can be no assurance that any of our existing time charters will be renewed, or if renewed, will be renewed at similar rates. If upon expiration of the existing time charters, we are unable to obtain time charters or voyage charters at rates equivalent to those received under the charters, our profitability may be adversely affected.

    Termination or change in the nature of our relationship with the Tankers International pool or the Aframax Pool could adversely affect our business and our ability to grow our VLCC and Aframax fleets.

    Our VLCCs are part of the Tankers International pool and our Aframaxes are part of the Aframax Pool. Being part of these pools enhances the financial performance of our vessels as a result of the higher vessel utilization these pools provide. A participant in either pool may withdraw upon notice in accordance with the respective pool agreement. The termination of Tankers International or the Aframax Pool, the withdrawal by participants in either pool or other significant change in our or another participant's relationship with either pool could adversely affect our ability to commercially market our VLCC and Aframax fleets.

  We may not be able to grow our VLCC and Aframax fleets.

    One part of our strategy is to continue to grow, on an opportunistic basis, our VLCC and Aframax fleets. Our ability to grow these fleets will depend upon a number of factors, many of which we cannot control. These factors include our ability to:

  •
  identify acquisition candidates and joint venture opportunities;

  •
  consummate acquisitions or joint ventures;

  •
  integrate any acquired vessels or businesses successfully with our existing operations;

  •
  hire and train qualified personnel; and

  •
  obtain required financing.

    Our strategy of growing our business in part through acquisitions is capital intensive, time consuming and subject to a number of inherent risks.

    Part of our business strategy is based upon the opportunistic acquisitions of complementary businesses or vessels. If we fail to develop and integrate any acquired businesses or vessels effectively, our results of operations may be adversely affected. In addition, our management team will need to devote substantial time, attention and other resources to the integration of the acquired businesses or vessels, which could distract them from running the business. Operational or financial problems may occur as a result of the integration with our business of an acquisition.

    Our newbuilding program requires us to advance significant progress payments prior to the time a vessel is placed in service.

    We currently have contracts for the delivery of four newbuilding VLCCs and four newbuilding Aframaxes. The aggregate purchase price for these newbuildings is approximately $406 million, of which progress payments of $201 million have been made through March 31, 2001. When we purchase newbuildings, we are typically required to expend substantial sums in the form of progress payments during the construction of the vessel, but we do not derive any revenue from the vessel until after its delivery. Moreover, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made with respect to such contract.

  Operating costs and capital expenses will increase as our vessels age.

    In general, capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Accordingly, it is likely that the operating costs of the older vessels in our fleet will increase. Due to improvements in engine technology, older vessels are typically less fuel efficient than more recently constructed vessels. In addition, changes in governmental regulations, safety or other equipment standards as well as compliance with classification society standards may require us to make additional expenditures. For example, we may be required to make significant expenditures for alterations or the addition of new equipment. In addition, these modifications may require us to take our vessels out of service for extended periods of time (with corresponding losses of revenue) in order to make such alterations or to add such equipment. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. There can be no assurance that market conditions will justify such expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

    Our purchase of second-hand vessels carries risks associated with the quality of those vessels.

    Our fleet renewal and expansion strategy includes the opportunistic acquisition of quality second-hand vessels as well as the ordering of newbuildings. Second-hand vessels typically do not carry warranties with respect to their condition in contrast to warranties available for a newbuilding. While we generally inspect any second-hand vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life.

    In the highly competitive international tanker market, we may not be able to effectively compete for charters with new entrants or established companies with greater resources.

    Our vessels are employed in a highly competitive market. Competition arises primarily from other tanker owners, including major oil companies and independent owners, some of which have substantially greater resources than we do. Competition for the transportation of crude oil and other petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. We believe that because ownership of the world tanker fleet is highly fragmented, no single owner is able to substantially influence charter rates. To the extent we enter into new geographic regions or provide new services, we may not be able to compete profitably. New markets may involve competitive factors which differ from those of our current markets and the competitors in those markets may have greater financial strength and capital resources than we do.

  We depend upon a few significant customers for a large part of our revenues.

    Historically, we have derived a significant portion of our revenue from a small number of charterers. In 1999 and 2000, our 10 largest customers accounted for approximately 50% and 46%, respectively, of our consolidated voyage revenues. One customer accounted for $35.2 million, or approximately 10%, of our consolidated voyage revenues for 1999. No other single customer accounted for over 10% of our consolidated voyage revenues in either 1999 or 2000. The failure by a major charterer to meet its charter payment obligations could result in a material loss.

    We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

    Our success depends to a significant extent upon the abilities and efforts of our key personnel, particularly senior management who have been employed by us for many years. The loss of the services of any of our key personnel or our inability to attract and retain qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results.

    Our inability to successfully shift certain ship management and administrative functions to our U.K. office may adversely affect our operations.

    As part of our cost reduction program, we are shifting ship management and administrative functions associated with our international fleet from New York to Newcastle, U.K. If we are unable to make this shift successfully or if it is delayed, we may not realize the cost reductions we anticipate and our ability to manage our vessels and administer our business may be adversely affected.

  We may face unexpected drydock costs for our vessels.

    Vessels must be drydocked periodically, in the case of a VLCC or Aframax vessel, typically every 24 to 30 months. The cost of repairs and renewals required at each drydock are difficult to predict with certainty and can be substantial. Our insurance does not cover these costs. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage. Our insurance may not cover all of these costs. Large drydocking expenses could significantly decrease our profits.

  We may not be able to make dividend payments to holders of our common stock.

    The timing and amount of dividends, if any, will depend, among other things, on our operating results, cash flow, working capital requirements and other factors deemed relevant by our Board of Directors. Because we are a holding company with no material operating assets other than the stock of our subsidiaries, our ability to pay dividends on our common stock is dependent on the earnings and cash flow of our subsidiaries. The credit agreements governing certain of our credit facilities also limit our ability to pay dividends.

    Restrictions on foreign ownership of our common stock may decrease the liquidity of our common stock.

    U.S. law requires that, to be eligible for U.S. coastwise trade, a corporation owning a vessel must be at least 75% owned by U.S. citizens. In order to assure compliance with this citizenship requirement, our Board of Directors has adopted a requirement that at least 77% of our outstanding common stock be held by U.S. citizens. This requirement may have an adverse impact on the liquidity or market value of our common stock, because if the percentage of outstanding shares of our common stock held by non-U.S. citizens reaches 23%, U.S. holders will be unable to sell additional shares to non-U.S. citizens. Any purported transfer of shares in violation of these provisions will be ineffective to transfer the shares or any voting, dividend or other rights in respect of the shares.

    The requirement that at least 77% of our outstanding common stock be held by U.S. citizens may restrict us from making certain acquisitions using our common stock.

    Currently, approximately 83.6% of our common stock is held by U.S. citizens. As a result of our relatively high non-U.S. holdings, we may be unable to offer certain non-U.S. sellers of vessels our common stock as consideration. In some cases, our common stock as opposed to cash may be the preferred form of consideration for sellers. Our inability to offer our common stock as consideration to certain sellers could make certain acquisition transactions unavailable to us.

    Anti-takeover provisions in our financing agreements, our organizational documents, our Rights Agreement and certain provisions of Delaware law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

    Several of our existing financing agreements impose restrictions on changes of control of our company and our ship-owning subsidiaries. These agreements include requirements that we obtain the lenders' consent prior to any merger or consolidation unless we ensure that any surviving entity assumes the relevant indebtedness.

    Several provisions of our certificate of incorporation, our by-laws and Delaware law could discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including those provisions:

  •
  prohibiting cumulative voting in the election of directors;

  •
  providing that vacancies on the Board of Directors will be filled by the remaining directors then in office; and

  •
  prohibiting us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain provisions are met.

    These provisions could impede the stockholders' ability to change our management and Board of Directors. Please see "Description of Capital Stock."

Offering Specific Risks

    The price of our common stock may fluctuate significantly, which may result in losses for investors.

    The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended June 8, 2001, the prices of our common stock as reported on the New York Stock Exchange ranged from a high of $37.09 to a low of $20.25. Our stock price can fluctuate as a result of a variety of factors, including:

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the tanker industry;

  •
  market conditions in the industry;

  •
  changes in government regulation;

  •
  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

    Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.

    Future sales of our common stock could depress the market price of our common stock.

    The market price of our common stock could decline due to sales of a large number of shares in the market after this offering or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through offerings of common stock.

    As of June 1, 2001, 34.2 million shares of common stock were outstanding. We have also reserved 2.9 million shares of common stock for issuance under our stock option plans. Options to purchase 1.9 million shares were outstanding as of June 1, 2001. We and our executive officers and directors and the selling stockholders have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of common stock without the Underwriters' prior written consent, in the case of us and our executive officers and directors who are not selling stockholders, prior to 90 days after the date of this prospectus or, in the case of our selling stockholders, 180 days after the date of this prospectus. After that time, the selling stockholders may or may not decide, based upon the prevailing market and other conditions, to sell all or a portion of their remaining shares in the market.

FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to several risks, uncertainties and assumptions.

    In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

    In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. All proceeds from the sale of the common stock offered in this offering will be for the account of the selling stockholders.

PRICE RANGE OF COMMON STOCK

    Our common stock is listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "OSG." The following table sets forth, for the periods indicated, the price range of our common stock as reported on the New York Stock Exchange.

    Prices shown in the table are the high and low sales prices on the New York Stock Exchange by quarter.

	Market Price
	High	Low
	(In dollars)
1999
First Quarter	16.8125	11.3750
Second Quarter	13.8750	10.8125
Third Quarter	15.4375	13.0000
Fourth Quarter	15.0625	12.1250
2000
First Quarter	24.4375	13.8750
Second Quarter	26.1875	21.5000
Third Quarter	30.2500	22.6250
Fourth Quarter	27.5625	20.2500
2001
First Quarter	28.0000	21.3750
Second Quarter (through June 8, 2001)	37.0900	27.3500

    On June 8, 2001, the last reported sales price of our common stock on the New York Stock Exchange was $35.47 per share. As of June 1, 2001, there were approximately 1,018 stockholders of record. We believe there are approximately 2,100 beneficial owners of our common stock.

DIVIDEND POLICY

    We have continuously paid cash dividends since 1974 and we have paid a regular quarterly cash dividend of $0.15 per share of common stock for each of the quarters during the last two years. The payment of cash dividends in the future will depend on our operating results, cash flow, working capital requirements and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

    The following table summarizes our capitalization as of March 31, 2001. You should read the information in this table together with our consolidated statements and the related notes and with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

As of March 31, 2001
(Dollars in thousands)
Long-term debt:
Bank revolving credit	$506,000
8% Notes due 2003	71,125
8.75% Debentures due 2013	84,802
Other vessel financings (Libor plus .675% to 1.0%)	132,100
Capital leases—9.6% to 10%	70,474
Less: Current portion	16,316

Total long-term debt	848,185

Shareholders' equity:
Common stock, $1.00 par value(1)	39,591
Paid-in additional capital	100,173
Retained earnings	723,782
Accumulated other comprehensive income	8,845
Less: Treasury stock	75,479

Total shareholders' equity	796,912

Total capitalization	$1,645,097

(1)
Our certificate of incorporation authorizes the issuance of a total of 60,000,000 shares of common stock. As of March 31, 2001, 34,088,583 shares of common stock were issued and outstanding and 2,982,050 shares were reserved for issuance under our stock option plans.

SELECTED CONSOLIDATED FINANCIAL DATA

    This section presents our selected consolidated financial data. You should read carefully our financial statements included elsewhere in this prospectus, including the notes to those consolidated financial statements. The selected consolidated financial data in this section is not intended to replace our financial statements.

    We derived the consolidated selected statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 2000 and 1999 from the audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated financial data for the years ended December 31, 1996 and 1997 from our audited financial statements not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2001 and 2000 and the selected consolidated balance sheet data as of March 31, 2001 and 2000 are derived from our unaudited condensed consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflect all adjustments (which were only of a normal recurring nature) necessary to present fairly the financial results for those periods. The results for the three months ended March 31, 2001 may not be indicative of the results that will be attained for the year ending December 31, 2001. The selected financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements, including the notes, appearing elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2001	2000	2000	1999	1998	1997		1996
	(In thousands, except per share amounts)

Income Statement Data:
Revenues from voyages(a)	$148,537	$84,041	$467,618	$350,545	$412,384	$477,950		$452,263
Income from vessel operations	56,295	5,275	134,066	23,366	41,050	62,502		43,011
Operating Income	61,603	6,063	145,515	30,498	37,450	65,611		46,616
Income/(loss) before federal income taxes, extraordinary gain/(loss) and cumulative effect of change in accounting principle(b)	60,593	1,061	132,186	19,515	(35,222)	31,167		3,387
Net income/(loss)(c)	40,363	5,013	90,391	14,764	(37,920)	19,017		2,502
Balance Sheet Data(d):
Cash and investments in marketable securities	$123,524	$64,541	$70,766	$88,993	$61,689	$139,987		$124,457
Capital construction fund	219,119	183,239	213,440	181,993	176,154	174,892		145,350
Working capital(e)	125,917	53,124	88,207	75,775	47,627	120,491		109,070
Vessels and capital leases, at net book amount	1,308,447	1,237,058	1,293,958	1,237,513	1,229,110 (f)	1,308,125	(f)	1,293,817
Short-term debt(g)	16,316	15,321	14,294	14,947	24,438	28,297		25,959
Long-term debt and capital lease obligations (exclusive of current portions)	848,185	808,037	836,497	827,372	833,893	1,056,306		1,093,475
Reserve for deferred federal income taxes—noncurrent	131,009	78,225	117,749	77,877	69,384	108,814		101,003
Total assets	1,911,707	1,698,369	1,823,918	1,720,945	1,695,515	2,023,224		2,037,301
Shareholders' equity	796,912	661,216	750,167	661,058	707,622	779,797		769,438
Cash Flow Statement Data:
Capital expenditures for new vessel additions	$28,798	$12,602	$117,974	$177,334	$123,960	$129,407		$151,166
Cash provided by operating activities	71,883	7,239	100,292	37,033	56,296	59,854		50,180

Other Data:
EBITDA(h)	$86,101	$24,440	$234,882		$110,223		$140,568		$189,208	$143,848
Depreciation of vessels and amortization of capital leases	14,309	13,056	55,226		57,855		70,806		77,940	71,003
Debt/total capitalization	51.6%	55.0%	52.7%		55.6%		54.1%		57.5%	58.7%
Adjusted debt/total capitalization(i)	—	—	—		—		(32,680)		—	(789)
Per Share Amounts:
Basic net income/(loss)	$1.19	$0.15	$2.67	(b)	$0.41	(b)	$(1.03)	(b)	$0.52	$0.07
Diluted net income/(loss)	1.17	0.15	2.63	(b)	0.41	(b)	(1.03)	(b)	0.52	0.07
Shareholders' equity	23.38	19.58	22.07		19.63		19.24		21.19	21.23
Cash dividends paid	0.15	0.15	0.60		0.60		0.60		0.60	0.60
Average shares outstanding for basic earnings per share	33,982	33,699	33,870		35,712		36,794		36,468	36,234
Average shares outstanding for diluted earnings per share	34,531	33,914	34,315		35,725		36,794		36,569	36,333

(a)
Includes net voyage revenues of vessels operating in certain pools.

(b)
Results for 2000, 1999 and 1998 reflect extraordinary income/(loss) on early extinguishment of debt of $573 ($0.02 per share), $1,462 ($0.04 per share) and $(13,648) ($0.37 per share), respectively.

(c)
Results for 2000 also include income from the cumulative effect of a change in accounting principle of $4,152 ($0.12 per share). Income before cumulative effect of change in accounting principle in 2000 was $86,239, or $2.55 per basic share ($2.51 per diluted share). Assuming the percentage of completion method had been applied retroactively, the pro forma income/(loss) before cumulative effect of change in accounting principle would have been income of $13,450, or $0.37 per share in 1999; a loss of $40,780, or $1.11 per share in 1998; income of $21,655, or $0.59 per share in 1997; and income of $1,033, or $0.03 per share in 1996.

(d)
The balance sheet information for 1997 and 1996 has been reclassified to conform with the presentation adopted in subsequent periods.

(e)
Equals current assets less current liabilities.

(f)
Includes vessels held for disposal, at estimated fair value.

(g)
Equals current portions of long-term debt and capital lease obligations.

(h)
EBITDA represents operating earnings, which is before net interest expense, income taxes and extraordinary items and cumulative effect of change in accounting principle, plus equity in results of cruise business, other income and depreciation and amortization expense. EBITDA should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company's ability to satisfy debt service, capital expenditure and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(i)
Equals the quotient of (x) long-term debt and capital lease obligations (exclusive of current portions) less the sum of cash and investments in marketable securities and the tax-adjusted (35% tax rate) capital construction fund balance divided by (y) total capitalization less the sum of cash and investments in marketable securities and the tax-adjusted (35% tax rate) capital construction fund balance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should carefully read the following discussion in conjunction with "Risk Factors," "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

    We are one of the leading bulk shipping companies in the world focusing on the worldwide transportation of crude oil and petroleum products. Our customers include many of the world's largest oil companies and oil trading companies as well as governments and government agencies. Our modern fleet of 44 vessels has an aggregate carrying capacity of more than 5.9 million dwt. Our international fleet includes 11 VLCCs and 11 Aframax tankers, with four VLCCs and four Aframax newbuildings to be delivered within the next 30 months. The balance of our international fleet consists of a Suezmax, eight products carriers and two Capesize dry bulk carriers. Our U.S. flag fleet includes four crude carriers, two products carriers, four dry bulk vessels (including two tankers which trade exclusively as dry bulk carriers) and a car carrier. Net shipping revenues from carriage of crude oil and petroleum products accounted for 86% of our net shipping revenues in both 1999 and 2000.

    Most of our international fleet operates through two major commercial alliances, Tankers International and the Aframax Pool. Tankers International, formed in February 2000 by us and five other leading tanker companies, consists of 47 modern VLCCs and greatly improves vessel utilization through backhauls, contracts of affreightment and other efficiencies facilitated by the size and quality of its fleet. Each pool participant committed its modern VLCCs (other than certain of those on long-term charter) to Tankers International, which handles commercial activities for the vessels in the pool. Over a period of time, each vessel receives a rating based on its speed, fuel consumption and carrying capacity. Based on that rating, each vessel owner receives a proportionate share of the earnings of Tankers International. The Aframax Pool and another commercial alliance in which our two Capesize dry bulk vessels participate allocate earnings in a substantially similar fashion.

    We charter our vessels for a specific voyage or voyages (voyage charter) or for a specific period of time (time charters). However, because our business comes mostly from voyage charters, our revenues are significantly affected and reliant upon prevailing spot market charter rates. In fact, in 2000, voyage charters made up 76% of our net shipping revenues. Under both time and voyage charters, we man and operate the vessels. We also have chartered out five of our vessels on bareboat charters. Under these charters, the ships are chartered for a fixed time period during which they are operated and manned by the charterer.

    Traditionally, the tanker industry has been highly cyclical, with changes in tanker supply and tanker requirements resulting in significant volatility in charter rates and vessel values. Demand requirements, particularly for VLCCs, can change rapidly as a result of political events (for example, Middle East conflicts and OPEC production decisions). Periods of strong demand boost rates and encourage investment. But vessels require 18 to 36 months from contracting to delivery and by the time new vessels enter service, the demand may have moderated. Conversely, it often takes a prolonged period of low rates to encourage scrapping, particularly if vessels are relatively young. The past decade reflects this cyclicality. With rates rising in the early 1990s, tanker orders increased with deliveries peaking in 1993. After rates began to fall in 1992, scrapping increased, but did not completely offset new deliveries until 1994. Overall, tanker capacity declined between 1993 and 1995, setting the stage for a recovery in rates as seaborne trade began to increase. Scrapping eased significantly, permitting the fleet to grow modestly over the next two years. The recovery in rates encouraged newbuildings and deliveries rose sharply in 1999, when OPEC effected a sharp reduction in oil production (in response to low demand growth). Declining rates, however, helped to keep scrapping high, restraining fleet growth and causing rates to rise when OPEC restored their production cutbacks in 2000 in response to depleted oil stocks. In addition, the Erika oil pollution incident in late 1999, which involved an older, single-hulled tanker, effectively cut the supply of suitable vessels as charterers became more selective with respect to the quality of vessels they hired. This combination of events resulted in a dramatic increase in tanker spot charter rates in 2000.

    In addition, tanker charter markets and rates have historically displayed significant seasonality. Rates are typically strongest during the winter and fall months (our first and fourth quarters), when oil consumption in the Northern Hemisphere increases. However, unpredictable weather patterns during the winter months make revenues volatile and can disrupt vessel scheduling.

    Consistent with industry practice, we use time charter equivalent, or TCE, rate calculations as a measure of analyzing fluctuations in net shipping revenue between financial periods. The TCE rate is defined as voyage revenues less voyage expenses divided by the round-trip voyage days. We also use the number of revenue days as a method of analyzing fluctuations in vessel operating results between financial periods. Total revenue days is the total number of days in a given period less the total number of off-hire days. We define off-hire days as any days on which vessels cannot be employed due to repairs, drydockings, special surveys, vessel upgrades and lay-ups.

    International and domestic environmental regulations applicable to oceangoing bulk shipping have become more stringent in recent years. These regulations impose higher operating standards, greater potential liability and other higher costs on tanker owners and operators. In the United States, the Oil Pollution Act of 1990 requires that all single-hulled tankers over 30,000 gross tons docking at most U.S. ports be fitted with double hulls at the age of 23 years. In response to several environmental incidents, the International Maritime Organization passed regulations in April 2001 to further restrict the employment of old and substandard oil tankers. The regulations lower the size limits and advance the timetable for the elimination of single-hulled tankers.

    Vessel operating costs consist primarily of crew wages and related costs, including costs for supplying provisions, insurance, lubricating oils, stores, spares, paints, routine repairs and maintenance, including special survey costs and tonnage taxes. Over the past few years, we have implemented a number of cost-cutting measures, including the transfer of most of our international vessel management and administrative functions from New York City to our office in Newcastle, U.K. (to be completed by the end of 2001). Since 1998, this cost reduction program has led to annualized savings of approximately $40 million, and we believe that measures undertaken in 2001 will generate additional annualized savings starting in 2002 of approximately $20 million.

    We have financed vessel additions through cash from operating activities and long-term borrowings.

Quarter Ended March 31, 2001 Versus Quarter Ended March 31, 2000

    Income from Vessel Operations.  Income from vessel operations for the first three months of 2001 increased by approximately $59,500,000 from the corresponding 2000 period, before taking into account a $8,545,000 restructuring charge. The improvement resulted from significant increases in time charter equivalent rates achieved by all classes of our foreign flag tonnage. VLCCs and modern Aframaxes accounted for approximately $34,100,000, or 56%, of the improvement in foreign flag vessel operations, as TCEs improved by approximately $27,100 and $22,500 per day, respectively, compared with the 2000 quarter. Foreign flag products carriers contributed approximately $14,500,000, or 24%, to the improvement in results of foreign flag vessel operations, as TCEs rose by approximately $18,200 per day. Weaker results from the four U.S. flag vessels participating in the U.S. grain trades reduced income from vessel operations by approximately $3,100,000 in the 2001 quarter compared with 2000. Operating results for the 2001 quarter reflect an increase of approximately 100 revenue days from the comparable 2000 quarter. This change resulted from four newbuildings (two VLCCs and two Aframaxes) entering the fleet, offset by the sales of an older Aframax tanker and one of the U.S. flag crude carriers included in the 1999 sale and leaseback transaction.

    The results for the first quarter of 2001 benefited from fleet-wide reductions in running expenses in excess of $500 per day per vessel.

    Since late December 1996, our U.S. flag car carrier has received $2,100,000 per year under the U.S. Maritime Security Program, which continues through 2005, subject to annual Congressional appropriations.

    Equity in Results of Bulk Shipping Joint Ventures.  The improvement in the results of bulk shipping joint ventures in the first quarter of 2001 compared with the first quarter of 2000 was principally attributable to the inclusion of the results of a 30% interest in a 1993-built VLCC and a 50% interest in a 1992-built Aframax tanker that were acquired during 2000, and the results of a 49.9% interest in two 1993-built VLCCs that was acquired late in the 2001 quarter. All three of the above VLCCs operate in the Tankers International pool and the Aframax tanker operates in the Aframax Pool.

    Interest Expense.  Interest expense increased by approximately $900,000 in the first quarter of 2001 compared with the comparable period of 2000 principally as a result of an increase in the average amount of debt outstanding. The average rate paid in the first quarter of 2001 on floating rate debt was relatively unchanged from the 2000 period. Interest expense is net of amounts capitalized in connection with vessel construction of approximately $4,500,000 in each period. Interest expense in each period also reflects $300,000 of net benefits from interest rate swaps referred to below in "Liquidity and Capital Resources."

Year Ended December 31, 2000 Versus Year Ended December 31, 1999

    Income from Vessel Operations.  Income from vessel operations of approximately $134,050,000 in 2000 increased by $110,700,000 from the results for 1999. The improvement resulted from significant increases in time charter equivalent rates achieved by all classes of our foreign flag tonnage. VLCCs and modern Aframaxes accounted for $95,800,000, or 74%, of the improvement in foreign flag vessel operations, as TCEs improved by approximately $21,400 and $15,000 per day, respectively, compared with 1999. Because six of our VLCCs and all of our Aframaxes traded in the spot market, we benefited significantly from the most attractive VLCC and Aframax rate environment in more than 25 years. Foreign flag products carriers and the two Capesize bulk carriers contributed $19,900,000 and $6,900,000 to the improvement in results, as TCEs rose by approximately $5,800 and $8,400 per day, respectively. With TCE rates for these products carriers improving dramatically, $12,000,000 of the $19,900,000 improvement for this vessel class was achieved in the fourth quarter of 2000. Weaker results from our four U.S. flag vessels participating in the U.S. grain trades reduced income from vessel operations by approximately $5,400,000 in 2000 compared with 1999. The impact of the conversion of long-term time charters on five U.S. flag crude carriers to bareboat charters is discussed below. Operating results for 2000 reflect a decline of approximately 300 revenue days from 1999. This decline, the substantial portion of which occurred in the first quarter of 2000, was attributable to the sale of our three older Suezmaxes in late 1999 and an increase in idle days for U.S. flag tonnage participating in the U.S. grain trades, partially offset by the delivery of two VLCCs in the first half of 2000.

    The results for 2000 benefited from further fleet-wide reductions in running expenses in excess of $500 per day, per vessel. Significantly higher average bunker prices in 2000 partially offset the benefit of increases in freight rates; average bunker prices paid in 2000 rose more than 50% from 1999. This increase came on top of a 30% increase in average bunker prices in 1999 compared with 1998.

    The conversion of long-term time charters on five U.S. flag crude carriers in the second quarter of 1999 to bareboat charters, with BP Amoco guarantees, resulted in reductions in TCE revenues in 2000 (all in the first half of 2000) of approximately $10,500,000. Vessel running expenses, however, attributable to these five vessels decreased by approximately the same amounts as the reduction in TCE revenues, because under bareboat charters these expenses are the responsibility of the charterer. Accordingly, these reductions in revenue had no material effect on income from vessel operations.

    The increased time charter hire expense in 2000 principally reflects the August 1999 sale and leaseback of the five vessels referred to in the preceding paragraph (one of which was sold in October 2000) and is net of amortization of the related deferred gain. This increase in shipping expenses was partially offset by a reduction in depreciation in 2000 of $6,500,000, resulting from the removal of these five vessels from the consolidated balance sheet. The net reduction in results from vessel operations for 2000 of approximately $6,700,000 was offset by a decrease in interest expense resulting from the application of the net proceeds received (from the sale and leaseback transaction) of approximately $170,000,000 to reduce outstanding debt. The balance of the increase in time charter hire expense in 2000 was attributable to our share (approximately $8,900,000) of the cost of short-term time charters-in entered into by participants in the Capesize bulk carriers pool.

    Equity in Results of Bulk Shipping Joint Ventures.  The improvement in the results of bulk shipping joint ventures in 2000 compared with 1999 was attributable to the inclusion of the results of a 30% interest in a 1993-built VLCC and a 50% interest in a 1992-built Aframax tanker that were acquired during 2000, and an increase in our share of incentive hire earned by Alaska Tanker Company, LLC.

    Interest Expense.  Interest expense increased by approximately $2,200,000 in 2000 compared with 1999 principally as a result of an increase of 130 basis points in the average rate paid on floating rate debt (approximately 7.2% for 2000). The impact of such rate increase was substantially offset by increased amounts capitalized in connection with vessel construction, $15,400,000 in 2000 compared with $10,600,000 in 1999. The average amount of debt outstanding in 2000 was relatively unchanged from 1999 despite payments in connection with the construction of vessels exceeding $116,100,000 during 2000. Interest expense also reflected $1,300,000 in 2000 versus $1,500,000 in 1999 of net benefits from the interest rate swaps referred to in "Liquidity and Capital Resources."

    Provision for Federal Income Taxes.  The income tax provision was based on pre-tax income, adjusted to reflect items that are not subject to tax and the dividends received deduction.

Year Ended December 31, 1999 Versus Year Ended December 31, 1998

    Income from Vessel Operations.  Income from vessel operations for 1999 of approximately $23,350,000 decreased by approximately $17,700,000 from the results for 1998. Results from vessel operations for 1999 benefited from both reductions in corporate overhead of approximately $11,700,000, and a fleet-wide reduction in running expenses in excess of $900 per day, per vessel. The 1999 results, however, were adversely affected by lower rates and significantly higher bunker prices; average bunker prices of approximately $98 per ton in 1999 exceeded the average for 1998 by over 30%.

    Income from foreign flag vessel operations in 1999 decreased by approximately $28,600,000 from the results for 1998, reflecting a $3,600 per day average TCE rate decline for our foreign flag tankers. The decrease in VLCC rates represented the majority of the 1999 reduction in income from foreign flag vessel operations, with TCE rates for this vessel class averaging $12,000 per day below those obtained in 1998. During the fourth quarter, VLCC rates declined to their lowest level for the year. TCE rates for our Aframaxes averaged $2,900 per day below those obtained in 1998. Foreign flag operating results for 1999 were also negatively affected by a decline of approximately 800 revenue days, attributable to the sale of two older tankers in the first quarter of 1999 and a significant increase in the number of days in drydock. Results from vessel operations for 1999 benefited from a reduction in depreciation of $4,500,000 attributable to the sale of certain older and less efficient tankers held for disposal at the end of 1998.

    Income from operations of our U.S. flag fleet for 1999 improved by approximately $10,900,000 from 1998. This was partially attributable to improved results of two small dry cargo ships that had been laid up for substantial portions of 1998. The total number of revenue days for the U.S. flag fleet in 1999 was not significantly different from 1998. The second quarter conversion of long-term time charters on five U.S. flag crude carriers to bareboat charters resulted in reductions in TCE revenue of $17,100,000 in 1999. Vessel running expenses, however, attributable to these five vessels decreased by approximately the same amount. Accordingly, this reduction in revenue had no material effect on income from vessel operations. Results from vessel operations in 1999 benefited from reduced depreciation of approximately $9,200,000, principally resulting from both the extension of the depreciable lives of four of these U.S. flag crude carriers whose underlying charters were extended to their OPA 90 expiry dates in 2005/2006, and the sale and leaseback transaction.

    Equity in Results of Bulk Shipping Joint Ventures.  As part of the 1998 reserve taken in connection with planned vessel dispositions, we recorded a provision of approximately $5,900,000 ($3,800,000 after tax) to reduce to estimated realizable value its proportionate share of the carrying amounts of certain vessels that were held in joint ventures and scheduled for disposal in 1999; this provision was reflected in the 1998 results of bulk shipping joint ventures. All of these vessels were sold in 1999, resulting in an aggregate gain of approximately $3,200,000. Our share of this gain, approximately $1,600,000 on a pre-tax basis, is reflected in the 1999 results of bulk shipping joint ventures.

    Other Income.  Interest income in 1999 included approximately $3,700,000 related to a federal income tax refund, which covered open years through 1995.

    Interest Expense.  Interest expense decreased by approximately $16,900,000 in 1999 compared with 1998. Approximately $2,800,000 of this decrease was attributable to a reduction in the average amount of debt outstanding that was achieved despite $161,000,000 of progress payments made in 1999 in connection with our vessel construction program. This reduction reflects the application of the proceeds of approximately $170,000,000 from a sale and leaseback transaction and $180,000,000, net of taxes, from the sale of 3,650,000 shares of Royal Caribbean Cruises Ltd. common stock in the first quarter of 1998 and gross proceeds of approximately $120,000,000 ($67,000,000 in 1999 and $53,000,000 in 1998) from the sale of eight older tankers held for disposal at year-end 1998 and the vessels included in the dry cargo disposal program. Interest expense is net of amounts capitalized in connection with vessel construction of $10,600,000 in 1999 and $3,000,000 in 1998. In addition, during 1999, we repurchased our 8.75% Debentures and 8% Notes, with an aggregate principal amount of $23,875,000 and, in the fourth quarter of 1998, refinanced $310,000,000 of our Unsecured Senior Notes with coupons averaging 8.7%, by borrowing under our revolving credit agreement. This refinancing and the repurchases of our Senior Notes reduced annual interest costs by approximately $5,000,000 (based on amounts outstanding and effective interest rates at the time of the respective transactions), which accounted for the balance of the 1999 expense decrease. Interest expense also reflected $1,500,000 in 1999 versus $4,000,000 in 1998 of net benefits from the interest rate swaps referred to in "Liquidity and Capital Resources."

    Provision for Federal Income Taxes.  The tax provision in 1999 reflects the release of approximately $300,000 of reserves in connection with the settlement of federal tax audits covering open years through 1996. The 1998 credit for federal income taxes includes approximately $1,000,000 of tax on previously untaxed cruise earnings.

Cumulative Effect of Accounting Change

    We changed our accounting policy effective January 1, 2000, for the recognition of net voyage revenues of vessels operating on voyage charters to the percentage of completion method. Prior years' financial statements have not been restated. Net income for 2000, includes $4,152,000, net of related income taxes, from the cumulative effect of this change in accounting principle. Assuming the above percentage of completion method had been applied retroactively, the pro forma income before cumulative effect of change in accounting principle for 1999 would have been reduced by $1,314,000 to $13,450,000, or $.37 per basic and diluted share. The pro forma loss before cumulative effect of change in accounting principle for 1998 would have been increased by $2,860,000 to $40,780,000, or $1.11 per basic and diluted share.

Liquidity and Capital Resources

    Working capital at March 31, 2001 was approximately $126,000,000. Current assets are highly liquid, consisting principally of cash, interest-bearing deposits, investments in marketable securities and receivables. In addition, we maintain a capital construction fund with a market value of approximately $219,000,000 at March 31, 2001. Net cash provided by operating activities in the first three months of 2001 approximated $72,000,000 (which is not necessarily indicative of the cash to be provided by operating activities for a full fiscal year). Current financial resources, together with cash anticipated to be generated from operations, are expected to be adequate to meet financial requirements in the next year.

    We have unsecured long-term credit facilities of $775,000,000, of which $506,000,000 was used at March 31, 2001, and an unsecured short-term credit facility of $15,000,000, all of which was unused at that date.

    We have used interest rate swaps to effectively convert a portion of our debt either from a fixed to floating rate basis or from floating to fixed rate, reflecting management's interest rate outlook at various times. These agreements contain no leverage features and have various maturity dates from mid 2002 to 2008. We have hedged our exchange rate risk with respect to contracted future charter revenues receivable in Japanese yen to minimize the effect of foreign exchange rate fluctuations on reported income by entering into currency swaps with a major financial institution to deliver such foreign currency at fixed rates. This will result in our receiving approximately $15,000,000 for such foreign currency from April 1, 2001 through March 31, 2002.

    As of March 31, 2001, we had commitments for the construction of eight double-hulled foreign flag tankers for delivery between August 2001 and early-January 2004, with an aggregate unpaid cost of approximately $216,400,000. Unpaid costs are net of progress payments, which are covered by refundment guaranties, principally from major U.S. insurance companies.

Risk Management

    We are exposed to market risk from foreign currency fluctuations and changes in interest rates, which could impact our results of operations and financial condition. We manage this exposure to market risk through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We manage our ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management's interest rate outlook at various times. To manage this mix in a cost-effective manner, we, from time to time, enter into interest rate swap agreements, in which we agree to exchange various combinations of fixed and variable interest rates based on agreed upon notional amounts. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage exposure to non-performance on such instruments by the counterparties.

    The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For investment securities and debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. Additionally, we have assumed that our fixed income securities are similar enough to aggregate those securities for presentation purposes. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contracts.

Interest Rate Sensitivity

    Principal (Notional) Amount (dollars in millions) by Expected Maturity and Average Interest (Swap) Rate

At December 31, 2000	2001	2002	2003	2004	2005	Beyond 2005	Total	Fair Value at Dec. 31, 2000
Assets
Fixed income securities	$30.2	$2.4	$2.5	$8.2	$5.1	$43.1	$91.5	$91.5
Average interest rate	6.2%	7.0%	6.3%	6.6%	6.9%	6.5%
Liabilities
Long-term debt and capital lease obligations, including current portion:
Fixed rate	$5.6	$6.4	$76.8	$4.3	$5.1	$127.5	$225.7	$222.0
Average interest rate	9.8%	9.8%	8.2%	10.0%	10.0%	9.2%
Variable rate	$8.7	$431.6	$12.6	$12.6	$91.5	$68.1	$625.1	$625.1
Average spread over LIBOR	1.00%	0.71%	0.90%	0.90%	1.07%	1.00%
Interest Rate Swaps Related to Debt
Pay variable*/receive fixed			$60.0				$60.0	$0.2
Average receive rate			6.1%
Pay fixed/receive variable*	$17.8	$150.8	$19.5	$11.8	$11.8	$66.5	$278.2	$3.2
Average pay rate	6.3%	5.2%	6.3%	5.9%	5.9%	5.5%
At December 31, 1999	2000	2001	2002	2003	2004	Beyond 2004	Total	Fair Value at Dec. 31, 1999
Assets
Fixed income securities	$0.8	$1.9	$2.8	$6.3	$5.4	$43.5	$60.7	$60.7
Average interest rate	6.2%	6.2%	6.2%	6.2%	6.7%	6.4%
Liabilities
Long-term debt and capital lease obligations, including current portion:
Fixed rate	$8.8	$8.8	$6.6	$91.9	$3.9	$132.7	$252.7	$236.9
Average interest rate	10.1%	10.1%	9.8%	8.1%	10.0%	9.2%
Variable rate	$6.1	$12.8	$468.8	$11.8	$11.8	$78.2	$589.5	$589.5
Average spread over LIBOR	0.82%	0.86%	0.70%	0.89%	0.89%	0.96%
Interest Rate Swaps Related to Debt
Pay variable*/receive fixed	$40.0			$150.0		$50.0	$240.0	$(7.3)
Average receive rate	6.0%			6.1%		6.4%
Pay fixed/receive variable*	$17.2	$19.5	$150.8	$19.5	$11.8	$78.3	297.1	$13.4
Average pay rate	6.6%	6.3%	5.2%	6.3%	5.9%	5.6%

*
LIBOR

    In December 2000, we terminated fixed-to-floating interest rate swaps, maturing in 2003 and 2008, with a notional amount of $140,000,000.

THE INTERNATIONAL TANKER INDUSTRY

    The information contained under this heading has been reviewed by Maritime Strategies International Ltd., or MSI, and they confirmed to us that this information is a general, accurate description of the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphic information as described below in this paragraph. The statistical and graphic information in this prospectus has been compiled by MSI from its databases. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. MSI collects market data from a number of industry sources but there can be no assurance that these data reflect actual market conditions. Data compilation is subject to limited audit and validation procedures and may contain errors. For these reasons, you should not place undue reliance on the statistical data contained in this discussion.

Overview

    The international tanker industry provides seaborne transportation of crude and refined petroleum products for the oil market. In 2000, an estimated 2.35 billion metric tons of oil, representing over two-thirds of global oil consumption, was transported by sea in oil tankers. Customers for oil tanker services include oil companies, oil traders, large oil consumers, petroleum product producers, government agencies and storage facility operators. The pricing for transporting oil can be volatile and is based on the demand for and supply of oil tankers. Demand for oil tankers is influenced by many factors including international economic activity, changes in oil production, consumption, price levels, crude and refined products inventories and the distances over which oil is transported. Tanker supply, or the size of the international tanker fleet, is influenced by newbuildings, the scrapping of older tankers, the drydocking of existing tankers, environmental regulations and other factors.

Industry Ownership

    International seaborne crude oil and other petroleum products transportation services are provided by two main types of tanker owners: major oil companies (both private and state-owned) and independent shipowners. The trend by major oil companies toward outsourcing non-core activities, such as shipping, has caused the number of tankers owned by oil companies to decrease in recent years. As a result of this trend, independent tanker companies now own a large majority of the global tanker fleet.

    In recent years, there has been some consolidation in tanker ownership. There are several advantages to owning or participating in a large fleet of tankers. In order to exploit the commercial and operational advantages of a large fleet, some independent owners place their vessels in operating "pools" or seek to gain scale by chartering in vessels from third parties so as to achieve a fleet size sufficient to exploit scale efficiencies. These advantages include the ability to enter into more complex charters, including contracts of affreightment, and to employ vessel substitution so as to minimize unloaded backhauls and non-earning days and to achieve greater scheduling efficiencies. Large fleets also allow operators to gain competitive benefits from centralized purchasing and lower unit operating costs.

Tanker Demand

    The amount of oil transported in tankers is driven by oil demand, which is affected by general economic conditions, including international economic activity, changes in oil production, consumption, price levels and crude and refined products inventories. In addition to the demand for oil, tanker demand is influenced by the distance from oil-producing locations to oil-consuming destinations. Tanker demand can be expressed in "ton-miles," measured as the product of (a) the amount of oil transported in tankers, multiplied by (b) the distance over which this oil is transported.

    The distance over which oil is transported is the most variable element of the ton-mile demand equation. It is determined by seaborne trading and distribution patterns, which are influenced principally by the location of production and the optimal economic distribution of that production for refining and consumption. Seaborne trading patterns are also influenced by geopolitical events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by global supply and demand imbalances. Tankers, particularly older vessels, are also used as "floating storage" by oil companies and oil traders, notably during times of supply uncertainty.

    The following chart outlines world oil consumption and seaborne trade from 1980 to 2000:

OIL CONSUMPTION AND SEABORNE TRADE

    The growth in demand for seaborne transportation in recent years has been driven by two significant factors: a worldwide increase in oil consumption and the increasing proportion of oil shipped from long-haul, Middle Eastern sources.

    The greatest portion of oil delivered by sea is delivered to the major industrial and industrializing economies of the world, such as the United States, Western Europe, Japan, the Pacific Rim and India. This oil is shipped by tankers from the main exporting regions, primarily the Middle East, which has the world's largest proven oil reserves and accounts for almost half of all oil exports. Due to the relatively long distances between Middle Eastern loading terminals and discharge ports in most of these importing regions, the level of oil exports from the Middle East strongly affects the demand for tanker capacity and hence tanker rates. Oil exports from regions such as Latin America and the North Sea are typically shipped over much shorter distances to the United States or to Western Europe and thus have a relatively smaller impact on tanker demand and rates.

    As the tables below illustrate, growth in oil consumption over the last five years has been strongest in North America and Asia. In contrast, Western European demand has barely risen. At the same time, the fastest growth in oil supply has been from the Middle Eastern OPEC producers. These trends have contributed to robust growth in long-haul oil trade over the five year period. Oil supply in the Middle East (Arabian Gulf) has grown at more than double the average annual rate of the rest of the world between 1996 and 2000. These increased Middle Eastern supplies have accelerated demand for oil tankers, because of the long distances this oil needs to travel to the major import destinations. For example, the tanker tonnage required to ship the incremental supply of one million barrels per day from the Arabian Gulf to the United States is approximately 13 million dwt as compared to approximately five million dwt from the North Sea.

World Oil Demand	1996	1997	1998	1999	2000	Compound Annual Growth Rate 1996-2000
	(million metric tons)
North America	915	930	947	966	970	1.5%
Western Europe	672	678	689	685	680	0.3%
Asia	846	877	853	885	909	1.8%
Rest of World	883	905	918	926	941	1.6%

Total	3,316	3,390	3,407	3,462	3,500	1.4%

World Oil Supply	1996	1997	1998	1999	2000	Compound Annual Growth Rate 1996-2000
	(million metric tons)
North Sea	285	285	283	286	284	-0.1%
Other Non-OPEC	1,816	1,855	1,865	1,861	1,921	1.4%
Total Non-OPEC	2,101	2,140	2,148	2,147	2,205	1.2%
Arabian Gulf OPEC	857	903	956	922	978	3.4%
Other OPEC	433	454	443	406	416	-1.0%
Total OPEC	1,289	1,357	1,399	1,328	1,393	2.0%

Total	3,391	3,497	3,546	3,475	3,598	1.5%

    Source: MSI Ltd

    Note: Totals in the above table may not add due to rounding.

Tanker Supply

    The supply of tanker capacity is measured by the amount of suitable tonnage available to transport oil and will vary over time based on the number of newbuildings, the scrapping of older tankers and the number of tankers in storage, drydocked or otherwise not available for use.

    The decision to order newbuildings and scrap older vessels is influenced by many factors, including prevailing and expected charter rates, newbuildings and scrap prices, availability of delivery dates and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. In general, it takes from 18 to 36 months from the date a shipowner places a newbuilding contract to the date a shipowner takes delivery of the vessel.

    Scrapping is likely to increase as a result of stricter inspection, the age profile of the world fleet and regulatory and political pressures which are forcing the mandatory retirement of older tonnage. The age of the global tanker fleet has been increasing in recent years and a large number of ships that were built in the mid-1970s are now approaching the end of their economic life. For example, the proportion of the fleet aged 25 years or more has risen from 2% in 1985 to over 10% in 2000.

The U.S. Oil Pollution Act prohibits all single-hulled tankers over 23 years of age and over 30,000 gross tons (the latter category includes the vast majority of crude tankers) from docking at most U.S. ports (except for Louisiana Offshore Oil Port) unless retrofitted with double hulls. Similarly, IMO regulations restrict the trading lives of older, single-hulled vessels on a worldwide basis. In response to the Erika incident off the coast of France, IMO in April 2001 passed more restrictive regulations that further advance the timetable for the elimination of single-hulled tankers. Whereas previously some single-hulled tankers could continue trading up to their 30th anniversary, by the end of 2007, none will be able to trade beyond their 26th anniversary.

The Major Tanker Segments

    Crude tankers are customarily divided into the following four market segments:

Category	Size Range (dwt)
VLCC	200,000–320,000
Suezmax	125,000–200,000
Aframax	80,000–125,000
Panamax	60,000–80,000

    The chart below sets forth information concerning the number of vessels and deadweight capacity of each of these market segments. The information below for VLCCs includes Ultra Large Crude Carriers, or ULCCs, which have a cargo weight capacity of 320,000 dwt and above and the information for Aframaxes and Panamaxes include coated tankers which can transport refined products as well as crude oil.

Crude Oil Tanker Fleet as of March 31, 2001

	Number of Vessels		Deadweight Capacity
Segment	Total	Share (%)	Total (millions)	Share (%)
VLCCs	443	29	129.3	54
Suezmax	266	18	38.9	16
Aframax	576	39	55.4	24
Panamax	217	14	14.4	6

Total	1,502	100	238.0	100

    Source: MSI Ltd

  The VLCC Segment

    VLCC Trade Routes.  VLCCs are the largest segment of the crude carrying tanker fleet and constituted 54% of fleet capacity by dwt as of March 31, 2001. Because of their considerable size and economies of scale, VLCCs primarily transport crude oil on long-haul trade routes, such as from the Arabian Gulf to the Far East, from the Arabian Gulf to Rotterdam via the Cape of Good Hope and from the Arabian Gulf to the U.S. Gulf/Caribbean, with an average round-trip voyage of approximately 75 days. VLCCs carry approximately 80-85% of all crude oil exported from the Middle East. Enhanced by growing cargo volumes from the Middle East, longer average voyage hauls and diversification into new Atlantic and West African routes, VLCC employment expanded by 32% over the last decade compared to around 18% in the rest of the tanker market.

    In addition, due to increased oil production and port developments in West Africa, VLCCs have been able to diversify into West African routes, both to the U.S. Gulf and on new eastbound routes to India and the People's Republic of China. These new routes have added to the flexibility of VLCC trading and have allowed operators to cut down on voyages without cargo. Significant new oil production planned for West Africa over the next decade coupled with the above-average oil demand growth expected in the Asia-Pacific region should support expansion of this long-haul trade.

    VLCC Fleet Ownership.  VLCC ownership is fragmented with some 108 different owners of the 443 vessels in the world VLCC fleet making the average number of vessels per owner only 4.1. The distribution of VLCC ownership is uneven. For example, as of March 31, 2001, the 20 largest owners owned 59% of the fleet. The remaining 88 owners owned an average of only 2.1 vessels per company.

    VLCC Fleet Profile.  The chart below outlines the VLCC fleet by year built, including scheduled new deliveries as of March 31, 2001:

VLCC FLEET BY YEAR OF BUILD
AND SCHEDULED DELIVERIES
(AS OF MARCH 31, 2001)

    As a result of the uneven pattern of deliveries over the last 20 to 25 years (as illustrated above), the VLCC fleet has an age profile heavily weighted (by dwt) toward single hull tankers now reaching the end of their economic lives. This effect of skewed age distribution on the growth in tonnage aged 20 or more years since the first half of the 1990s is illustrated in the chart below.

PERCENTAGE OF THE VLCC FLEET AGED 20 YEARS OR
MORE AT YEAR END (1983-2000)

    VLCC Scrapping.  The key factors influencing the scrapping of VLCCs have been their age and the repair and maintenance costs of keeping them in class, relative to their earning power. Since approximately 130 of the currently active VLCCs (30% of the fleet by dwt) will pass their 25th and 30th anniversaries during the current decade (see chart below), scrapping is likely to be far higher than it was in the 1990s, even during stronger charter markets.

VLCCs AGED 25+ AND 30+ YEARS
OVER THE NEXT 10 YEARS* BY DWT

    Between 1992 and 2000 the average age of VLCCs scrapped rose from 19 to 25 years (see table below). Most of the 1970s built fleet did not approach their 25th anniversary until the end of the decade. In addition, market conditions have generally favored continued trading of older vessels. As a result, 45 VLCCs are now trading beyond their 25th anniversary. Currently, IMO regulations do not permit VLCCs to continue trading after their 30th anniversary without a double hull and, under the recent modifications to the regulations, this deadline will drop progressively between 2003 and 2007 to their 26th anniversary. Given the considerable cost of retrofitting a second hull to a vessel of this size and age, it is highly likely that all these ships will have to be scrapped.

VLCCs Sold for Scrap: Number of Vessels, Average Age and Deadweight Tonnage

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
Number of ships	0	22	24	33	30	14	8	15	34	25
Average age (years)	0	19	20	20	21	22	24	23	24	25
Dwt (in millions)	0	5.4	6.0	8.7	7.6	3.6	2.0	4.2	9.9	7.1

Source: MSI Ltd

    VLCC Newbuildings.  Although actual deliveries will depend on whether shipyards alter their delivery schedules and changes to the volume of new orders placed, short-term additions to VLCC capacity may be inferred from the current orderbook schedule (see "VLCC Fleet by Year of Build and Scheduled New Deliveries" chart). In 2001, a further 7.5 million dwt is scheduled for delivery, in addition to the 1.8 million dwt already delivered.

    While the number of new fleet deliveries has accelerated since 1998, the overall net addition after accounting for scrappings has remained modest. The chart below displays the net new annual dwt deliveries. While 11.8 million dwt of new VLCC tankers was delivered in 2000, 9.7 million dwt was scrapped, resulting in a net addition of only 2.1 million dwt.

VLCC DELIVERIES AND DELETIONS BY YEAR

    The following chart shows that relative to the volume of 20 year or older tonnage, the VLCC order book remains relatively modest. Prior to 1988, there were no VLCCs aged over 20 years and consequently no need to scrap ships because of their age. As a result, the new supply during that time period was not offset by the scrapping of such vessels. During the 1990s, the size of the fleet over 20 years of age was comparable to the size of the new orderbook. As a result, ship scrapping has offset most of the tonnage delivered since the mid-1990s (see "VLCC Deliveries and Deletions by Year" above).

VLCC ORDERBOOK AND 20 YEARS AND OLDER VLCC FLEET (END OF YEAR)

    Given the current backlog in the orderbook and lack of available building berths, any new VLCC orders would likely not be delivered until after January 1, 2004.

    VLCC Earnings.  VLCC freight rates can be highly volatile and vary substantially even on a day-to-day basis. While VLCC rates depend largely on the market fundamentals of VLCC supply and demand, other factors (including the cost of bunkers and port charges) also influence their level. Modern vessels typically earn more than older vessels due to fuel and other efficiencies. In addition, older vessels are prone to longer off-hire periods, which reduce their earnings capabilities.

    At the end of last year VLCC spot and time charter rates touched 25 year highs and, although rates have subsequently come off these peaks, VLCC earnings remain at high levels. The chart on VLCC rates shows the substantial premium earned by modern double-hulled VLCCs on period time charter as compared to their 1970s built counterparts. This premium has increased in both absolute and proportional terms since the end of the 1990s.

VLCC ONE-YEAR TIME CHARTER RATES

  The Aframax Segment

    Aframax Trade Routes.  As a result of their flexibility and size, Aframaxes are deployed in much more diverse trading patterns than the larger tankers and transport crude from virtually all the major crude exporting regions in both the Atlantic and Pacific. For example, Aframax crude carriers are typically deployed on short haul or distributive routes where there are draft or other size restrictions or where crude oil is produced in smaller quantities.

    The principal intra-regional trading areas for Aframax crude carriers are Europe and the Mediterranean (including the Black Sea), the Atlantic Basin (including the Caribbean and North Sea) and the Asia Pacific region. But Aframaxes also transport crude on longer haul routes. They operate across the Atlantic Ocean, particularly westbound from Europe to North America.

    There are major potential offshore developments planned for the current decade in the North Sea, in the deepwater Gulf of Mexico and off southwest Africa which should increase the demand for Aframaxes. Aframaxes are also likely to benefit from increased upstream activity in the Caspian Sea, particularly if crude oil is transported by pipeline to Black Sea or East Mediterranean terminals. In the Pacific Rim countries, rapid industrialization, combined with the large number of planned expansions of oil refining capacity, should also increase demand for Aframaxes, particularly in countries where there are port or other limitations on the use of larger vessels.

    Aframax Fleet Ownership.  Ownership of the Aframax fleet is even more fragmented than that of VLCCs. As of March 31, 2001, there were an estimated 167 owners, with an average of only 3.5 vessels per owner. The 20 largest companies owned approximately 45% of the total number of vessels while the top three owned approximately 15% (by both deadweight capacity and number of ships).

AFRAMAX FLEET BY YEAR OF BUILD
AND SCHEDULED DELIVERIES
(AS OF MARCH 31, 2001)

    Aframax Fleet Profile.  Aframax tankers account for the second largest share (after VLCCs) of the total crude tanker fleet by dwt. As of March 31, 2001, this share was 24% of the fleet including coated tankers which also trade in refined products.

    The above chart outlines the Aframax fleet by year built, including scheduled deliveries. Aframaxes are the youngest segment of the worldwide tanker fleet. However, 27.8% of the fleet was built prior to 1982. This compares with a newbuilding orderbook which amounts to less than 20% of the fleet. Out of a total fleet capacity of 55.4 million dwt (as of March 31, 2001), approximately 50% was built in or after 1990 and only 17% was built in the 1970s.

PROPORTION OF THE AFRAMAX FLEET
AGED OVER 20 YEARS

    Aframax Scrapping.  While there is substantially less single-hulled Aframax tonnage approaching the critical IMO deadlines compared to the VLCC segment, the percentage of the Aframax fleet aged 25 years or more has risen from 2.1% in 1995 to just under 9% currently. This tonnage will most probably all have to be scrapped over the next five years.

    Aframax Newbuildings.  Although the Aframax orderbook at the end of April 2001 was 10.65 million dwt, which is high by historical standards, as a percentage of the fleet aged 20 years or more, it amounts to only 83% (as compared to almost 99% in 1991).

AFRAMAX DELIVERIES AND DELETIONS BY YEAR

AFRAMAX ORDERBOOK AND 20 YEARS AND OLDER AFRAMAX FLEET (END OF YEAR)

    Aframax Earnings.  Aframax earnings are highly volatile and vary substantially even on a day-to-day basis. While Aframax earnings depend largely on the supply-demand imbalance, other factors also affect earnings. Modern vessels typically earn more than older vessels due to fuel and other efficiencies. In addition, modern tonnage is generally preferred for time charters.

    Average spot earnings for Aframaxes increased sharply from April last year and by December 2000 were at $50,300 per day compared to $16,300 per day in January. Having remained virtually static since 1994, time charter earnings similarly rose almost continuously in 2000. By the end of the year, they were more than double January's levels.

AFRAMAX FREIGHT RATES

BUSINESS

Overview

    We are a major international tanker company engaged in providing oceangoing bulk shipping for our customers, which include many of the world's largest oil companies. Our fleet consists of 44 vessels with an aggregate carrying capacity of more than 5.9 million dwt. Our international fleet of 33 vessels includes 11 VLCCs and 11 Aframaxes, with an additional four VLCCs and four Aframax vessels scheduled for delivery during the next 30 months. Our international VLCC and Aframax fleets, after taking into account our planned dispositions of two older Aframaxes during the next 12 months, have an average age of 5.3 years and 5.5 years, respectively, versus the current world fleet averages of 11.8 years and 11.5 years, respectively. Our international fleet also includes one Suezmax crude carrier, eight products carriers and two Capesize bulk carriers. After taking into account our newbuildings, over 93% of our international fleet in terms of aggregate carrying capacity will be protected by double hulls, double sides or double bottoms. In addition to our international fleet, our U.S. fleet of 11 vessels includes four crude carriers, four bulk carriers, two products carriers and one car carrier.

    We operate most of our international fleet through two major commercial alliances, Tankers International (for VLCCs) and the Aframax Pool. We have improved the financial results of our vessels because we are able to achieve higher asset utilization as a result of the size and market presence of these pools. Our ships are chartered to major oil companies, government agencies and oil traders. Our customers include British Petroleum, Exxon Mobil and PDVSA (the Venezuelan state oil company). Net shipping revenues from carriage of crude oil and petroleum products represented approximately 86% of our net shipping revenues in each of 1999 and 2000.

    Our revenues are derived principally from the chartering of our vessels. In most cases, we charter our vessels either for a specific voyage or voyages (a voyage charter) or for a specific period of time (a time charter). Time charters generally run from six months up to as long as multiple years, and can include options for further extensions. In 2000 and the first quarter of 2001, voyage charters constituted 76% and 80%, respectively, of our net shipping revenues. Accordingly, our net shipping revenues are significantly affected by prevailing voyage or spot market rates. Under the terms of voyage and time charters, our ships are operated and crewed by our personnel. From time to time, we have also placed certain of our vessels on bareboat charters, typically for extended periods of time, under arrangements whereby operation, crewing and maintenance are the responsibility of the charterer.

Our Competitive Strengths

    We believe that we possess significant competitive advantages in the world tanker industry that permit us to maintain and improve our leadership position in the industry and to enhance the financial performance of our shipping assets. These advantages include:

    Our international fleet of modern, high-quality vessels.  Our international fleet of VLCC and Aframax vessels is among the most modern fleets in the industry. In addition, we are completing a major newbuilding program. Having a modern fleet is a key competitive advantage for several reasons, including:

  •
  we are able to offer our customers the high quality, modern vessels they increasingly prefer, because of their concerns about the environmental risks associated with older vessels;

  •
  we are able to comply with stricter requirements regarding the age and structural standards for tankers imposed by international regulatory bodies; and

  •
  we derive financial and operating benefits, including improved fuel efficiency and speed, lower maintenance, operating and drydocking costs and less down-time.

    Our participation in leading strategic alliances.  We participate in strategic alliances with other leading tanker companies that consolidate the commercial management of multiple owners. Through our participation in these pools, which include Tankers International (which manages 47 modern VLCCs) and the Aframax Pool (which manages 21 vessels), we have been able to enhance the financial performance of our vessels through these pools' ability to (1) achieve higher asset utilization through combination voyages and scheduling and operating efficiencies and (2) reduce operating costs through joint purchasing of goods and services by pool participants.

    Our strong financial profile.  We have a strong financial profile and a low debt-to-capital ratio relative to most of our industry peers. As of March 31, 2001, our working capital was $126 million and we had availability under our unsecured credit facilities of $269 million. Our lower than industry average leverage allows us to take advantage of market opportunities, including selectively acquiring new vessels and making strategic acquisitions.

    Our fully integrated technical and commercial operations.  Our experienced in-house personnel are capable of providing all commercial and operating services to our fleet worldwide, including chartering, technical supervision and purchasing. We believe this capability permits us to better control our operations and costs.

    Our long-established industry reputation and experienced management team.  We have built a strong reputation for quality and service in the international tanker industry and have become recognized for excellence in service, quality of vessels and technical operations. We have an experienced senior management team, many of whom have been with us for over 20 years and, in the case of our chief executive officer, since we were founded. We believe that our extensive network of relationships in the tanker industry and our reputation and commitment to customer service will continue to benefit us and permit us to strengthen relationships with existing customers and establish relationships with new charterers.

Business Strategy

    Our strategy is to employ our competitive strengths to enhance stockholder value and further our industry position as a leading provider of international tanker services. Our strategic initiatives include:

    Continuing to be a preferred provider of VLCCs and Aframaxes.  We believe that major customers, when chartering VLCCs and Aframaxes, consider other factors, in addition to charter rates, including the reputation of the vessel owner. We believe that we have a reputation in the international tanker community for the highest standards for service, safety and reliability. As one of the first major shipowners to obtain certification of compliance with the International Standards Organization's ISO 9000 series of Quality Assurance Standards, we have directed our efforts towards safe and environmentally conscious vessel operations.

    Enhancing vessel earnings by deploying our vessels in strategic alliances.  Through participation in Tankers International and the Aframax Pool, we enhance fleet utilization, generating increased vessel earnings. In addition, these alliances have helped us reduce our operating costs and offer charterers the efficiencies and capabilities inherent in a larger fleet of vessels. We plan to enter all of our VLCC and Aframax newbuildings and acquired vessels in Tankers International and the Aframax Pool.

    Opportunistically growing VLCC and Aframax fleets through newbuildings, acquisitions and joint ventures. We utilize our commercial, financial and operating expertise to opportunistically acquire modern vessels and order newbuildings, either alone or through joint ventures. The VLCC and Aframax markets are highly fragmented with approximately 108 owners of VLCCs and 167 owners of Aframaxes. As of March 31, 2001, 61% of the VLCC owners owned fewer than three VLCCs and 77% of the Aframax owners owned fewer than three Aframaxes. Therefore, we believe that we have significant opportunity to expand our fleets and achieve greater economies of scale. We expect to take delivery of eight newbuildings over the next 30 months. These newbuildings represent a greater than 30% increase in the carrying capacity in each of our VLCC and Aframax fleets. In addition, we recently announced our intention to obtain a 33% interest in a joint venture formed to acquire four modern VLCCs.

    Reducing overhead, operating and other costs.  We intend to continue to reduce our cost structure so as to improve our financial results. Since 1998, we have implemented a major cost reduction program. This program has resulted in annualized overhead, operating and other cost reductions of approximately $40 million. We have recently identified other areas for cost reductions that we anticipate will result in further annualized savings of approximately $20 million beginning in 2002.

Our International Fleet

    Our international fleet consists of 33 foreign flag vessels with an average age of 6.6 years aggregating over 5.2 million dwt, with an additional eight newbuildings on order aggregating nearly 1.7 million dwt. Our foreign flag fleet includes 11 VLCCs (plus four newbuildings on order), one Suezmax, 11 Aframaxes (plus four newbuildings on order), eight products carriers and two Capesize bulk carriers.

  International Fleet Listing

    The following table sets forth certain information with respect to our international fleet.

Vessel Name	Year Built	DWT	Hull Type	Charter Expiration
VLCC Fleet
Overseas Donna (3)	2000	304,722	Double Hulled	Voyage Charter
Raphael (3)	2000	304,608	Double Hulled	Voyage Charter
Regal Unity (3)	1997	305,072	Double Hulled	Voyage Charter
Meridian Lion (1)	1997	295,833	Double Hulled	March 2005
Equatorial Lion (1)	1997	295,608	Double Hulled	December 2004
Sovereign Unity (3)	1996	305,000	Double Hulled	Voyage Charter
Majestic Unity (3)	1996	295,805	Double Hulled	Voyage Charter
Crown Unity (3)	1996	295,738	Double Hulled	Voyage Charter
Edinburgh (3)(5)	1993	302,432	Double Sided	Voyage Charter
Dundee (3)(5)	1993	302,417	Double Sided	Voyage Charter
Olympia	1990	270,923	Single Hulled	March 2002
Hull 1320 (3)	2001	303,825	Double Hulled	N/A (Newbuilding)
Hull 1321 (3)	2002	303,825	Double Hulled	N/A (Newbuilding)
Hull 1372 (3)	2002	313,963	Double Hulled	N/A (Newbuilding)
Hull 1395 (3)	2003	313,963	Double Hulled	N/A (Newbuilding)

Total DWT		3,728,158

Suezmax Fleet
Eclipse	1989	145,170	Single Hulled	June 2005
Aframax Fleet

Overseas Josefa Camejo (2)	2001	110,920	Double Hulled	Voyage Charter
Overseas Shirley (2)	2001	110,920	Double Hulled	Voyage Charter
Ania (2)	1994	93,350	Double Hulled	Voyage Charter
Eliane (2)	1994	93,316	Double Hulled	Voyage Charter
Pacific Ruby (2)	1994	94,837	Double Hulled	Voyage Charter
Pacific Sapphire (2)	1994	94,655	Double Hulled	Voyage Charter
Beryl (2)	1994	93,302	Double Hulled	Voyage Charter
Rebecca (2)	1994	93,375	Double Hulled	Voyage Charter
Compass I (1)(2)	1992	95,545	Double Sided	Voyage Charter
Venus V (2)(6)	1981	95,996	Single Hulled	Voyage Charter
Vesta (2)(6)	1980	96,060	Single Hulled	Voyage Charter
Hull 1285 (2)	2001	110,920	Double Hulled	N/A (Newbuilding)
Hull 1286 (2)	2002	110,920	Double Hulled	N/A (Newbuilding)
Hull S163 (2)	2003	110,920	Double Hulled	N/A (Newbuilding)
Hull S164 (2)	2004	110,920	Double Hulled	N/A (Newbuilding)

Total DWT		1,072,276

Products Carriers Fleet (50,000-70,000 dwt)
Diane	1987	63,127	Double Sided	Voyage Charter
Lucy	1986	65,138	Double Sided	Voyage Charter
Suzanne	1986	65,158	Double Sided	Voyage Charter
Mary Ann	1986	63,224	Double Sided	Voyage Charter

Total DWT		256,647

Products Carriers Fleet (35,000-50,000 dwt)
Vega	1989	39,084	Double Sided	Voyage Charter
Delphina	1989	39,047	Double Sided	October 2001
Neptune	1989	39,452	Double Sided	Voyage Charter
Uranus	1988	39,452	Double Sided	Voyage Charter

Total DWT		157,035

Capesize Bulk Carrier Fleet
Matilde (4)	1997	157,486	N/A	Voyage Charter
Chrismir (4)	1997	157,305	N/A	Voyage Charter

Total DWT		314,791

(1)
Joint venture — 50% Ownership

(2)
Participates or intends to participate upon delivery in the Aframax Pool

(3)
Participates or intends to participate upon delivery in Tankers International

(4)
Participates in Capesize Pool

(5)
Joint venture — 49.9% Ownership

(6)
We intend to sell these vessels within the next 12 months

  International Fleet—Commercial Operation

    We maintain an experienced chartering staff located at our New York headquarters responsible for the commercial management of our fleet. In coordination with our pool partner PDV Marina S.A., we are responsible for the day-to-day chartering of our Aframax vessels that participate in the Aframax Pool. We also provide for the day-to-day commercial management of our international flag products carriers. With respect to our VLCCs, which are entered in the Tankers International pool, daily chartering is delegated to the pool. However, our staff actively monitors the pool's chartering activity on a daily basis and consults with pool personnel on commercial strategies. Our New York headquarters houses the New York chartering office of Tankers International, and our Chairman is Chairman of Tankers International.

    Tankers International.  In December 1999, we and five other leading tanker companies formed Tankers International to pool the commercial operation of the participating companies' modern VLCC fleets. Tankers International, which began operations in February 2000, currently manages a fleet of 47 modern VLCCs (of which we contributed eight vessels, including two ships owned by a joint venture in which we have an approximately 50% interest). Tankers International's fleet constitutes 11% of the world VLCC fleet in aggregate carrying capacity. By the end of 2003, as the Tankers International participants take delivery of newbuildings and vessels are redelivered from time charters, Tankers International's fleet is expected to exceed 60 vessels. Our four VLCC newbuildings are scheduled to enter the Tankers International pool upon delivery.

    Tankers International arranges for the commercial chartering of its participants' vessels and collects the revenues from these charters. After deducting voyage expenses of charters and administrative and other costs and reserves, Tankers International distributes net revenues to its participants, using a formula that is based upon the relative carrying capacity, speed and fuel consumption of each of the participant's vessels contributed to Tankers International, but that is not based on the charter activity of a particular participant's vessels.

    We believe that Tankers International has enabled us to achieve higher returns and increased utilization of our vessels through combination voyages and other efficiencies facilitated by the large number of vessels under common commercial management. As a result of higher demand for imported crude oil by China, India and other Asian countries, crude oil shipments from West Africa to the Far East increased in 2000, creating opportunities for triangular voyages and reducing the length of ballast (empty) legs. Tankers International charters its vessels primarily in the voyage or spot market but will opportunistically seek to increase its proportion of period charters, so as to reduce its reliance on the spot market.

    By consolidating the commercial operation of its substantial VLCC fleet into a unified transportation system, Tankers International offers its customers "one stop shopping" for high quality modern VLCC tonnage. The size of the fleet enables Tankers International to become the logistics partner of major customers, providing new and improved tools to manage shipping programs, inventories and risk. We and the other participants seek to build upon our respective oil industry relationships to develop further strategic opportunities for the pool.

    The Aframax Pool.  Since 1996, OSG and PDV Marina, the marine transportation subsidiary of the Venezuelan state oil company, have pooled the commercial operation of their Aframax fleets. This pool currently operates 21 vessels in the Atlantic Basin. Our staff charters our Aframax fleet in close consultation and coordination with PDV Marina and meets frequently with Atlantic Basin charterers to develop contracts of affreightment business to complement our base load PDVSA cargoes. These contracts currently include commitments to carry Venezuelan crude oil to Europe and Canada. As a result, the Aframax Pool has enhanced vessel utilization, generating higher effective financial returns than are otherwise attainable in the spot market. We also meet periodically with major customers to review operating and performance data, to ensure that customer requirements are met and to develop additional business opportunities. Our four Aframax newbuildings are scheduled to enter this pool upon delivery, further increasing the pool's size and presence in the Atlantic Basin.

    Products Carriers.  We operate a diversified fleet of products carriers that is able to respond to the frequently changing patterns of the petroleum products trade, and we have extensive experience in both the Atlantic and Far East trades. Our fleet of four Bostonmax (39,000 dwt) carriers operating in the Atlantic Basin give our customers full access to all Boston-area terminals. Long active in the larger products carrier trade from the Arabian Gulf to the Far East, our four Panamax (65,000 dwt) tankers have adapted to changing trade patterns, carrying product from Korea to the U.S. West Coast as well as in the intra-Asian trades. Our breadth of experience enables us to service our customers in existing and emerging trades, while maintaining our high standards of quality and safety.

    Dry Bulk Carriers.  We own two modern Capesize (157,000 dwt) dry bulk carriers which are entered into a pool of such vessels managed by Bocimar N.V., a subsidiary of CMB N.V., a publicly held company based in Belgium. As of June 1, 2001, this pool had 33 vessels. Other participants in the pool include A.P. Moller and T. Klaveness Shipping AS. As part of the pool arrangement, we also participate in the results of several Capesize vessels chartered in by pool participants for varying periods, generally less than one year.

    Joint Ventures.  Over the years, we have entered into corporate joint ventures with oil companies and with other shipowners to acquire and employ tonnage. Beginning in the early 1970s, we established a joint venture with Amerada Hess for the construction of five VLCCs to meet their transportation requirements. This joint venture currently owns two modern VLCCs that we operate and which are on charter to Amerada Hess through 2005.

    In March 2000, we formed a joint venture with two shipowners, Frontline Ltd. and Euronav Luxembourg S.A., in which we have a 30% interest that acquired a modern VLCC, and we entered into a 50-50 joint venture with a private U.S. based shipowner affording us control of a modern Aframax tanker. In February 2001, we formed a joint venture with Frontline in which we have an approximately 50% interest that acquired two modern VLCCs. We have entered these three VLCCs in the Tankers International pool and the Aframax in the Aframax Pool.

Our U.S. Flag Fleet

    We are the only major international tanker company that also has a significant presence in the U.S. flag oceangoing bulk shipping business. Our U.S. flag fleet consists of 11 vessels with an average age of 24.5 years aggregating over 0.7 million dwt. The U.S. flag fleet includes four crude oil tankers, four bulk carriers, two products carriers and one car carrier.

  U.S. Fleet Listing

    The following table sets forth certain information with respect to our U.S. flag fleet.

Vessel Name	Year Built	DWT	Hull Type	Charter Expiration
Crude Oil Tanker Fleet
Overseas Washington (1)	1978	90,515	Double Bottom	February 2006
Overseas New York (1)	1977	90,393	Double Bottom	November 2005
Overseas Chicago (1)	1977	90,637	Double Bottom	May 2005
Overseas Boston (1)(2)	1974	120,820	Single Hulled	December 2003

Total DWT		392,365

Products Carrier Fleet
Overseas New Orleans (3)	1983	42,954	Double Bottom	January 2002
Overseas Philadelphia (3)	1982	42,702	Double Bottom	October 2001

Total DWT		85,656

Bulk Carrier Fleet
Overseas Harriette (4)	1978	25,541	N/A	Voyage Charter
Overseas Marilyn (4)	1978	25,541	N/A	Voyage Charter
Overseas Juneau (5)	1973	120,476	N/A	Voyage Charter
Overseas Vivian (5)(6)	1969	37,814	N/A	Voyage Charter

Total DWT		209,372

Car Carrier Fleet
Overseas Joyce	1987	15,886	N/A	August 2002

(1)
Bareboat chartered out to Alaska Tanker Company and subject to securitization financing

(2)
Rebuilt 1981

(3)
22-year capital leases, commencing in 1989

(4)
25-year capital leases, commencing in year built

(5)
Tanker operating in grain trade

(6)
Subject to a contract for sale

U.S. Flag Fleet—Commercial Operation

    Our U.S. flag fleet operates substantially in a separate market from the international tanker markets because shipping between U.S. coastal ports, including the movement of Alaskan oil, is reserved by law to U.S. flag vessels owned by U.S. citizens, crewed by U.S. citizens and built in the United States. Our shoreside staff has extensive experience in the operation of U.S. flag vessels and, in particular, those involved in Alaskan and coastwise trade. We believe that we have established a long-standing reputation among regulatory authorities and charterers as a leader in this area.

    Alaska Tanker Company, LLC.  Building on our 30-year relationship with BP p.l.c., in early 1999, we and BP, along with Keystone Shipping Company, formed Alaska Tanker Company, which is the leading provider of marine transportation services in the environmentally sensitive Alaskan crude oil trade. Alaska Tanker Company, which is owned 37.5% by us, 37.5% by Keystone and 25% by BP, currently manages the vessels carrying BP Alaskan crude oil, including four of our vessels. The formation of Alaska Tanker Company resulted in the conversion of our long-term time charters of five vessels to BP into bareboat charters to Alaska Tanker Company, with BP guarantees. During the fourth quarter of 2000, we sold one of these vessels for an after-tax gain of approximately $12.8 million. Each charter expires shortly before the date that the Oil Pollution Act of 1990 precludes such single-hulled tanker from calling on U.S. ports, with the last charter expiring in 2006. These four remaining bareboat charters will generate operating earnings averaging approximately $12 million per year for us through 2005. In 1999 we entered into an off-balance sheet securitization transaction under which we assigned all the earnings from these charters in exchange for proceeds of approximately $170 million. In addition, our participation in Alaska Tanker Company provides us with the ability to earn additional fee income based upon Alaska Tanker Company meeting certain predetermined performance standards.

    Capital Construction Fund.  To encourage private investment in U.S. flag ships, the Merchant Marine Act of 1970 permits deferral of taxes on earnings deposited into a Capital Construction Fund and amounts earned on the fund, which can be used for the construction or acquisition of, or retirement of debt on, qualified U.S. flag vessels, generally vessels built in the United States. These vessels then may not trade in the U.S. coastwise trade and may only engage in the U.S. foreign and noncontiguous domestic trades. We are a party to an agreement under the Merchant Marine Act governing the establishment of our Capital Construction Fund. The general objective of this agreement is to construct or acquire three vessels by the end of 2004. If the agreement is terminated or amounts are withdrawn from the Capital Construction Fund for non-qualified purposes, such amounts will then be subject to federal income taxes and penalty interest. Monies can remain tax-deferred in the fund for a maximum period of 25 years (commencing January 1, 1987 for deposits prior thereto). We had approximately $219 million in this Capital Construction Fund as of March 31, 2001. We have provided for deferred taxes on the fund deposits and earnings on these fund deposits, but we have not provided for the related interest.

    Other U.S. Flag Operations.  The Merchant Marine Act of 1936, as amended, requires that preference be given to U.S. flag vessels, if available at reasonable rates, in the shipment of at least half of all U.S. government-generated cargoes and 75% of food-aid cargoes. We currently have two geared dry bulk carriers and two older tankers (which are no longer eligible to carry oil under the Oil Pollution Act of 1990) engaged in the U.S. Department of Agriculture grain export program. Since late 1996, our U.S. flag car carrier, which is under long-term charter, has participated in the U.S. Maritime Security Program, which ensures that militarily useful U.S. flag ships are available to the Department of Defense in the event of war or national emergency. Under this program, we expect to receive approximately $2.1 million per year through 2005, subject to annual Congressional appropriations.

Ship Management, Crewing and Employees

    We maintain a shoreside staff and on-board crew of experienced operating personnel capable of providing all key technical and operating functions for our fleet. Our shoreside staff provides technical supervision, safety monitoring, purchasing, insurance and crewing services to our fleet worldwide. Our shoreside staff also supervises newbuilding construction and drydocking and provides financial, accounting and information technology services for our fleet. In addition, our crews regularly inspect each vessel (both at sea and at port) and perform most of the necessary ordinary course maintenance. Our shoreside staff inspects each vessel typically twice a year, making specific notations and recommendations regarding the overall condition of the vessel, maintenance, safety and crew welfare. In addition, approximately 10% of our fleet is inspected annually by independent consultants. Some of the vessels owned by our joint ventures, the Suezmax tanker and the U.S. flag crude carriers that are on bareboat charters are managed and operated by the joint ventures or by the charterer, as the case may be.

    We employ approximately 1,560 employees, consisting of 210 shoreside staff and a sea staff of 1,350 for the crewing of our vessels. Our shoreside personnel are principally located at our U.S. headquarters in New York and in Newcastle, U.K. As part of our cost reduction program, we are shifting ship management and administrative functions associated with our international fleet from New York to Newcastle, which we expect to complete by the end of 2001.

    Many of our sea staff are long-time employees and have received extensive training to support their functions. We support various cadet-training programs worldwide in order to ensure a continuing source of competent personnel to crew our vessels. All seagoing personnel serving on our international fleet are employed by the relevant shipowning subsidiary through manning agencies and work exclusively for us.

    We have collective bargaining agreements in place with three different maritime unions, covering certain of the seagoing personnel employed by our U.S. flag vessels. One of these agreements expires on June 15, 2001 and the parties are negotiating its extension. We believe that we will not be materially adversely affected if the parties are unable to agree upon an extension. The other collective bargaining agreements expire on June 15, 2002 and June 15, 2005. Under all three of these agreements, we are obligated to make contributions to pension and other welfare programs. There is no unfunded pension liability under any of these agreements. We believe that our relations with our employees are satisfactory.

Customers

    Our customers include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies and various other entities dependent upon the VLCC and Aframax tanker market and the products carriers market. While we have a diverse customer base, BP and its affiliates accounted for approximately 9.7% of our total operating revenues for the year ended December 31, 2000, and PDVSA and Petrocanada each accounted for approximately 7.5% of our total operating revenues for the year ended December 31, 2000.

Classification, Inspection and Certification

    In accordance with standard industry practice, all of our vessels have been certified as being "in class" by their respective classification societies: principally American Bureau of Shipping and Lloyd's Register. Most insurance underwriters require an "in class" certification by a classification society before they will extend coverage to a vessel. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Inspections are conducted on the vessel by a surveyor of the classification society in three surveys of varying frequency and thoroughness: annual surveys each year, an intermediate survey every two to three years and a special survey every four to five years. As part of an intermediate survey, vessels may be required to be drydocked every 24 to 30 months for inspection of the underwater parts of the vessel and for any necessary repair work related to such inspection.

    Our vessels and shoreside operations are also inspected periodically by major oil companies, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal trades. We believe that the high quality of our modern tonnage, our crews and shoreside staff are an advantage when competing against other major shipowners for long-term business.

    ISO 9002 and ISM Code.  We were among the first major shipowners to obtain certification of compliance with the International Standards Organization's ISO 9000 series of Quality Assurance Standards.

    Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention promulgated by the IMO, vessel operators are required to develop an extensive safety management system for each of the vessels over which they have operational control. The system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires a certificate of compliance to be obtained both for the vessel manager and for each vessel that it operates. We have obtained such certificates for our shoreside offices and for all of the vessels that we manage.

Risk of Loss and Liability Insurance

    General.  The operation of cargo vessels includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. economic exclusion zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

    Hull and Machinery Insurance.  We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles ranging from $100,000 to $185,000 per vessel per incident.

    Loss of Hire Insurance.  We currently maintain loss of hire insurance to cover loss of charter income resulting from accidents or breakdowns of our owned vessels that are covered under the vessels' hull and machinery insurance. Although loss of hire insurance covers up to 120 days lost charter income, we have to bear the first 27 days loss.

    Protection and Indemnity Insurance.  Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil and other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

    Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to each of its members at approximately $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

    The bulk shipping industry is highly competitive and fragmented, with no one shipping group owning or controlling as much as 6% of the world tanker fleet. We compete with other owners of U.S. and foreign flag tankers and dry cargo ships operating on an unscheduled basis similar to us.

    In the spot and short-term charter market, our vessels compete with all other vessels of a size and type required by a charterer that can be available at the date specified. In the spot market, competition is based primarily on price, although charterers have become more selective with respect to the quality of vessels they hire, with particular emphasis on such factors as age, double hulls, and the reliability and quality of operations. Increasingly, major charterers are demonstrating a preference for modern vessels based on concerns about the environmental risks associated with older vessels. Consequently, owners of large modern fleets have been able to gain a competitive advantage over owners of older fleets.

    In both the VLCC and Aframax sectors, we compete against a large number of companies that own or operate vessels in these segments. Competitors include other independent shipowners, oil companies and state-owned entities with fleets ranging from one to more than 50 vessels in a particular segment. While some companies operate worldwide, others focus on one or more geographical areas such as the Pacific, the Mediterranean or the Caribbean. In the VLCC sector, we have more than 100 competitors. As of March 31, 2001, the ones with the largest VLCC carrying capacity include World-Wide Shipping Agency (S) Pte. Ltd. (25 ships, 7.1 million dwt), Mitsui OSK Lines Ltd. (23 ships, 6.2 million dwt), VELA International Marine Ltd., the shipping arm of the Saudi Arabian oil company (21 ships, 6.6 million dwt), Nippon Yusen Kabushiki Kaisha (22 ships, 5.9 million dwt) and Bergesen d.y. ASA (20 ships, 6.2 million dwt). More than 160 individual companies operate Aframax tankers. As of March 31, 2001, our key competitors in this segment include Teekay Shipping Corporation (54 ships, 5.4 million dwt), Neptune Orient Lines Ltd. (21 ships, 2.1 million dwt), Tanker Pacific Management (Singapore) Pte. Ltd. (12 ships, 1.2 million dwt) and General Maritime Corp. (13 ships, 1.2 million dwt). Our Aframax pool, with 21 vessels aggregating approximately 2.0 million dwt, is one of the largest Aframax fleets operating in the Atlantic Basin.

    In chartering vessels in the United States cabotage trade, we compete primarily with other owners of U.S. flag vessels. Demand for U.S. flag products carriers is closely linked to changes in regional energy demands and in refinery activity. These vessels also compete with pipelines and oceangoing barges and are affected by the level of imports on foreign flag products carriers.

    Prevailing rates for charters of particular types of ships are subject to fluctuations depending on conditions in United States and international bulk shipping markets and other factors. Although medium-term and long-term charter business avoids, to some extent, the sharp rate fluctuations characteristic of the spot or voyage markets, the availability of such business in international markets at attractive rates of return has been limited in recent years.

Legal Proceedings

    We are a party, as plaintiff or defendant, to various suits in the ordinary course of business for monetary relief arising principally from personal injuries, collision or other casualty and to claims arising under charter parties. All such personal injury, collision and casualty claims against us are fully covered by insurance (subject to deductibles not material in amount).

MANAGEMENT

Executive Officers and Directors

    The following table sets forth information concerning the individuals who serve as our executive officers and directors:

Name	Age	Position Held
Morton P. Hyman	65	Chairman of the Board, President and Chief Executive Officer
Robert N. Cowen	52	Senior Vice President, Chief Operating Officer and Secretary; Director
Myles R. Itkin	53	Senior Vice President, Chief Financial Officer and Treasurer
Robert E. Johnston	53	Senior Vice President and Chief Commercial Officer
Ariel Recanati	37	Senior Vice President and Chief Strategic and Planning Officer; Director
Peter J. Swift	58	Senior Vice President and Head of Shipping Operations
Oudi Recanati	51	Director
Alan R. Batkin	56	Director
Charles Fribourg	44	Director
William L. Frost	74	Director
Ran Hettena	77	Director
Stanley Komaroff	66	Director
Solomon N. Merkin	44	Director
Joel I. Picket	62	Director
Michael J. Zimmerman	50	Director

    The term of office of each executive officer continues until the first meeting of our Board of Directors immediately following the next annual meeting of our stockholders, and until the election and qualification of his successor. There is no family relationship between any of the executive officers; however, Ariel Recanati is a first cousin of Oudi Recanati, one of our directors, and Oudi Recanati is a nephew of Ran Hettena, one of our directors.

    Morton P. Hyman has been our Chairman of the Board since September 2000 and has served as one of our directors since 1969. Mr. Hyman has been our President and Chief Executive Officer since 1971.

    Robert N. Cowen assumed the title of Chief Operating Officer in 1999, and has been our Senior Vice President since 1993 and our Secretary since 1982. Mr. Cowen has been one of our directors since 1993.

    Myles R. Itkin has been our Senior Vice President, Chief Financial Officer and Treasurer since 1995.

    Robert E. Johnston has been our Chief Commercial Officer since 1999 and Senior Vice President since 1998. In addition, Mr. Johnston has served as an officer and director of certain of our subsidiaries during the past five years; he also served for more than the five years ended in 1998 as a senior officer of Maritime Overseas Corporation, the corporation that managed the fleet from our inception in 1969 to 1998.

    Ariel Recanati has served as our Chief Strategic and Planning Officer since June 1999 and our Senior Vice President since 1998. Mr. Recanati has also served as one of our directors since October 1999 and as an officer and director of certain of our subsidiaries during the past five years;

he served as a senior officer of Maritime Overseas Corporation for more than the five years ended in 1998.

    Peter J. Swift has been our Senior Vice President and Head of Shipping Operations since June 1999 and was our Vice President from October 1998 until June 1999. Mr. Swift has served as an officer and director of certain of our subsidiaries since October 1998; he also served as an officer of Maritime Overseas Corporation and one of its subsidiaries for more than the five years ended in 1998.

    Oudi Recanati has been one of our directors since 1996. Mr. Recanati has served as Chairman of Discount Bank and Trust Company since 1999. Until April 1, 2001, Mr. Recanati was Co-Chairman from 1999, and Co-Chief Executive from 1996, of IDB Holding Corporation Ltd., engaged in investment and finance; he was Chairman of Discount Investment Corporation Ltd., engaged in investment, from 1997 through May 2001, and he was Chairman of the Board of Y.L.R. Capital Markets Ltd., engaged in investment banking, for more than five years prior to 1998. Mr. Recanati is currently a director of IDB Holding Corporation Ltd. and several of its subsidiaries.

    Alan R. Batkin has been one of our directors since 1999. Mr. Batkin has been Vice Chairman of Kissinger Associates, Inc., a geopolitical consulting firm, for at least the past five years. Mr. Batkin is currently a director of Diamond Offshore Drilling, Inc., Hasbro, Inc., and Schweitzer-Mauduit International, Inc.

    Charles Fribourg has been one of our directors since 2000. Mr. Fribourg has been Directeur General of Finagrain S.A., an agribusiness investment holding company and a subsidiary of the ContiGroup Companies, Inc., since 1999. From 1994 to 1999, Mr. Fribourg was Senior Vice President and General Manager of the South American Division of Continental Grain Company (now known as ContiGroup Companies, Inc.).

    William L. Frost has been one of our directors since 1989. Mr. Frost has been President of the Lucius N. Littauer Foundation for at least the past five years.

    Ran Hettena has been one of our directors since 1969 and our senior consultant since 1998. Mr. Hettena was President of Maritime Overseas Corporation for more than 24 years prior to 1998.

    Stanley Komaroff has been one of our directors since 1993. Mr. Komaroff is a Senior Partner in the law firm of Proskauer Rose LLP, our outside counsel.

    Solomon N. Merkin has been one of our directors since 1989. Mr. Merkin has been Vice President of Leib Merkin, Inc., a private investment company, for at least the past five years.

    Joel I. Picket has been one of our directors since 1989. Mr. Picket has been Chairman of the Board and Chief Executive Officer of Gotham Organization Inc., a real estate construction and development company, since 1999 and was President of Gotham for more than five years prior to 1999.

    Michael J. Zimmerman has been one of our directors since 2000. Mr. Zimmerman has been Executive Vice President and Chief Financial Officer of ContiGroup Companies, Inc., a diversified agribusiness and finance company, since 1999. From 1996 to 1999, Mr. Zimmerman was Senior Vice President—Investment and Strategy of Continental Grain Company. Mr. Zimmerman is currently a director of ContiFinancial Corporation.

SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 2001, after giving effect to the distributions of common stock to certain selling stockholders, as described in note (c), and assuming the Underwriters' over-allotment option is not exercised for each of our selling stockholders. The shares of common stock subject to the Underwriters' over-allotment option will be provided by the selling stockholders in proportion to the number of shares of common stock they are selling, except that the over-allotment option with respect to the shares of common stock to be sold by York Shipping Corporation will be provided pro rata by the other selling stockholders identified in note (b) and the over-allotment option with respect to the shares of common stock to be sold by the 27 selling stockholders listed in note (k) will be provided by the Estate of Hermann Merkin, which owns 92,196 shares of common stock and which should be considered a selling stockholder for this purpose.

Name of Beneficial Owner	Shares Beneficially Owned(a)		Percentage of Shares Outstanding	Number of Shares Offered in this Offering	Shares Beneficially Owned After the Offering	Percentage of Shares Outstanding After the Offering
Oudi Recanati(b)	6,101,852	(c)(d)	17.8%	394,474	2,909,465	8.5%
Ariel Recanati(b)	4,475,409	(e)	13.1	394,474	2,393,259	7.0
Diane Recanati, as Trustee for the benefit of Diane Recanati(b)	4,368,049	(c)(f)	12.8	394,474	2,285,899	6.7
Leon Recanati(b)	6,094,852	(g)	17.8	394,474	2,902,465	8.5
Yudith Yovel Recanati(b)	5,070,032	(h)	14.8	394,474	2,286,079	6.7
Discount Bank and Trust Company(b)	1,025,000		3.0	408,434	616,566	1.8
York Shipping Corporation(b)	701,803		2.1	701,803	—	—
Recanati Foundation(b)	250,000		*	109,780	140,220	*
Fribourg Grandchildren Family L.P.	2,823,241	(i)	8.3	1,200,000	1,623,241	4.7
Charles Fribourg	147,744	(j)	*	50,000	97,744	*
Harmony Investors, LLC(k)	155,115	(c)	*	155,115	(c)	—
Daphne Miriam Merkin(k)	16,175	(c)	*	16,175	(c)	—
Dinah Merkin Mendes(k)	21,152	(c)	*	21,152	(c)	—
Deborah Merkin Gerber(k)	17,184	(c)	*	17,184	(c)	—
Solomon Nehemiah Merkin(k)	24,298	(c)	*	24,298	(c)	—
Jacob Ezra Merkin(k)	25,543	(c)	*	25,543	(c)	—
David Elisha Merkin(k)	25,543	(c)	*	25,543	(c)	—
Jacob Ezra Merkin and Dinah Merkin Mendes, as Co-trustees under 20 separate trusts(k)	272,603	(c)	*	272,603	(c)	—

(*)
Less than 1%

(a)
Includes shares of common stock which may be purchased pursuant to options exercisable within 60 days of the date of this prospectus. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(b)
Mrs. Diane Recanati is the mother of Mr. Oudi Recanati and the aunt of Mr. Ariel Recanati and Mr. Leon Recanati and Mrs. Yudith Yovel Recanati, who are brother and sister. Companies indirectly controlled by Oudi Recanati, Leon Recanati, Yudith Yovel Recanati and Ariel Recanati's mother own York Shipping Corporation. Oudi Recanati is Chairman of the Board, and Leon Recanati is a director, of Discount Bank and Trust Company, which is owned by members of the Recanati family who are selling stockholders. Mr. Oudi Recanati is an officer, and all five Recanati family members are directors, of the Recanati Foundation, a not-for-profit corporation, and, by virtue of such positions, such members may be deemed to control the Foundation.

(c)
Immediately prior to this offering, OSG Holdings, a partnership, distributed to its partners 1,493,208 shares of common stock. After this distribution, OSG Holdings will continue to own 1,493,208 shares of common stock. The partners of OSG Holdings include Mr. Oudi Recanati, who received 186,651 shares of common stock in the distribution and, after the distribution, continues to have a 12.5% partnership interest (which is the equivalent of 186,651 shares of common stock), Mrs. Diane Recanati, as trustee for the benefit of Diane Recanati, who received 186,651 shares of common stock and, after the distribution, continues to have a 12.5% partnership interest (which is the equivalent of 186,651 shares of common stock) and the 27 selling stockholders who are, or are controlled by, members of the family of the late Mr. Hermann Merkin (referred to in note(k)), who received a total of 557,613 shares of common stock and, after the distribution, continue to have collectively a 37.3% partnership interest (which is the equivalent of 557,613 shares of common stock).

(d)
Includes 4,118,049 shares of common stock, which Mr. Oudi Recanati may be deemed to share the power to vote under the Stockholders Agreement, dated as of November 24, 1999, among members of the Recanati family (Mr. Recanati may be deemed to share the power to dispose of only 3,406,429 of these shares); 250,000 shares of common stock, which he may be deemed to share the power to vote and dispose of by virtue of his positions as an officer and director of the Recanati Foundation; and 1,726,803 shares of common stock he may be deemed to share the power to vote and dispose of by virtue of his positions with, and interests in, Discount Bank and Trust Company and York Shipping Corporation. Also includes 1,000 shares of common stock owned by Mr. Recanati directly and 6,000 shares issuable upon the exercise of stock options granted under our Non-Employee Directors Stock Option Plan. Mr. Recanati has a 12.5% partnership interest in OSG Holdings.

(e)
Includes 4,118,049 shares of common stock as to which Mr. Ariel Recanati may be deemed to share the power to vote pursuant to the Stockholders Agreement (he may be deemed to share the power to dispose of only 3,406,429 of these shares); and 250,000 shares of common stock as to which he may be deemed to share the power to vote and dispose of by virtue of his position as a director of the Recanati Foundation. Also includes 107,360 shares of common stock issuable upon the exercise of stock options.

(f)
Includes 4,118,049 shares of common stock as to which Mrs. Diane Recanati may be deemed to share the power to vote pursuant to the Stockholders Agreement (she shares the power to dispose of only 3,406,429 of these shares) and 250,000 shares of common stock as to which she may be deemed to share the power to vote and dispose of by virtue of her position as a director of the Recanati Foundation. Mrs. Recanati has a 12.5% partnership interest in OSG Holdings.

(g)
Includes 4,118,049 shares of common stock as to which Mr. Leon Recanati may be deemed to share the power to vote pursuant to the Stockholders Agreement (he shares the power to dispose of only 3,406,429 of these shares); 250,000 shares of common stock, which he may be deemed to share the power to vote and dispose of by virtue of his position as a director of the Recanati Foundation; and 1,726,803 shares of common stock, which he may be deemed to share the power to vote and dispose of by virtue of his interest in, and positions with, Discount Bank and Trust Company and York Shipping Corporation.

(h)
Includes 4,118,049 shares of common stock as to which Mrs. Yudith Yovel Recanati may be deemed to share the power to vote pursuant to the Stockholders Agreement (she may be deemed to share the power to dispose of only 3,406,429 of these shares); 250,000 shares of common stock, which she may be deemed to share the power to vote and dispose of by virtue of her position as a director of the Recanati Foundation; and 701,803 shares of common stock, which she may be deemed to share the power to vote and dispose of by virtue of her indirect interest in York Shipping Corporation. She holds 180 shares of common stock directly.

(i)
Mrs. Mary Ann Fribourg, as trustee under various trusts, has the sole power to vote and direct the disposition of all the shares of common stock owned by Fribourg Grandchildren Family L.P. Mrs. Mary Ann Fribourg is the mother of Mr. Charles Fribourg, a member of our Board.

(j)
Includes 2,500 shares of common stock issuable upon the exercise of stock options.

(k)
Ms. Daphne Miriam Merkin, Mrs. Dinah Merkin Mendes and Mrs. Deborah Merkin Gerber are the daughters of, and Messrs. Solomon Nehemiah Merkin, Jacob Ezra Merkin and David Elisha Merkin are the sons of, the late Hermann Merkin. The members of Harmony Investors, LLC are Mr. Hermann Merkin's widow, his six children and some of his grandchildren. The beneficiaries of the 20 trusts of which Jacob Ezra Merkin and Dinah Merkin Mendes are co-trustees are all grandchildren of the late Hermann Merkin and are Noah S. Gerber (16,956 shares), Erica Gerber (16,956 shares), Julia Gerber (16,956 shares), Yael Tara Merkin (16,956 shares), Aryeh Lev Mendes (16,472 shares), Jenny Vanessa Merkin (16,389 shares), Jonathan Leib Merkin (16,389 shares), Anna Belle Mendes (16,389 shares), Zachary Gerber (16,389 shares), Sophia Ariel Merkin (16,389 shares), Zoe Rebecka Brod (16,389 shares), James Ilan Merkin (16,389 shares), Esther Nechamah Merkin (15,924 shares), Simon Gabriel Mendes (15,924 shares), Philip Daniel Merkin (9,810 shares), Gabriel Leib Merkin (9,810 shares), Abraham E. Merkin (8,628 shares), Miriam Hanna Merkin (6,438 shares), Samuel Michael Merkin (3,946 shares) and Shlomo Merkin (3,104 shares). These 27 selling stockholders collectively hold a 37.3% partnership interest in OSG Holdings.

DESCRIPTION OF CAPITAL STOCK

General

    The following statements with respect to our capital stock are subject to the detailed provisions of our Certificate of Incorporation, as amended, and By-Laws, as amended. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified to their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws.

Common Stock

    The Certificate of Incorporation authorizes the issuance of a total of 60,000,000 shares of common stock. At June 1, 2001, 34,221,914 shares of common stock were outstanding. Stock certificates for our common stock are issuable in two series, designated respectively Domestic Share Certificates and Foreign Share Certificates. Except as stated below under "Qualifications for Ownership and Transfer of Shares," the rights of the holders of Domestic Share Certificates and Foreign Share Certificates are identical in all respects.

    Qualifications for Ownership and Transfer of Shares.  Our By-Laws provide that the outstanding shares must at all times be owned by citizens of the United States to such extent as will in the judgment of the Board of Directors reasonably assure the preservation of our status as a U.S. citizen within the provisions of the Shipping Act of 1916 and related laws, rules and regulations applicable to the business being conducted by us. Since some of our vessels are engaged in the U.S. coastwise trade, the Shipping Act requires that at least 75% of the shares be owned by U.S. citizens, as defined by the Shipping Act. In order to provide a reasonable margin, the Board of Directors has determined that until further action by the Board of Directors, at least 77% of the outstanding shares must be owned by persons who are citizens of the United States.

    Shares owned of record or beneficially by foreign citizens are evidenced by Foreign Share Certificates and are freely transferable both to U.S. and foreign citizens. Shares owned of record and beneficially by U.S. citizens are evidenced by Domestic Shares Certificates and may be transferred to U.S. citizens at any time. Such shares may be transferred to foreign citizens only if at the time the certificate is presented to our transfer agent, the transfer will not reduce shareholdings of the U.S. citizens below the then permissible percentage of the total outstanding shares, as determined by the Board of Directors. Any purported transfer to foreign citizens of shares or of a beneficial interest in shares evidenced by Domestic Share Certificates in violation of this limitation will be ineffective for all purposes (including transfer of voting rights), the shares will not be transferred on our books and we may regard the share certificate, whether or not validly issued, as having been invalidly issued. Subject to the above limitation, upon surrender of any share certificate for transfer, the transferee will receive Domestic Share Certificates or Foreign Share Certificates, as the case may be, for shares of the series appropriate to such person.

    In the case of transferees that are corporations, partnerships, associations or trusts, the transferee will be deemed a citizen of the United States if the following conditions are satisfied:

  •
  at least 75% of the shares or interest and voting power in the transferee is vested in U.S. citizens, free from any trust or fiduciary obligation in favor of any non-U.S. citizen;

  •
  there is no contract or understanding by which more than 25% of the voting power in the transferee may be exercised directly or indirectly on behalf of a non-U.S. citizen;

  •
  control of more than 25% of the interests in the transferee is not by any other means conferred on or permitted to be exercised by non-U.S. citizens;

  •
  in the case of a corporation or association, the president or other chief executive officer and the chairman of the Board of Directors (or any officer authorized to act in his absence) are citizens of the United States, no more than a minority of the number of its directors necessary to constitute a quorum are non-U.S. citizens and the corporation is organized under the laws of the United States or a state;

  •
  in the case of a partnership or association, each general partner or member, as the case may be, is a U.S. citizen, at least 75% of the interests are owned by U.S. citizens free of any trust or fiduciary obligation in favor of a non-citizen and the partnership or association is organized under the laws of the United States or a state; and

  •
  in the case of a trust, the trustee and each beneficiary with an enforceable interest in the trust are U.S. citizens.

    As of June 1, 2001, according to the records of the transfer agent, approximately 83.6% of our outstanding shares were represented by Domestic Share Certificates. It is anticipated that the sale of the shares of common stock, assuming all these shares are sold to U.S. citizens, will have the effect of increasing the percentage of shares represented by Domestic Share Certificates to approximately 90.9%.

    Shares represented by both Domestic Share Certificates and Foreign Share Certificates are traded on the New York Stock Exchange at the same price. Should the percentage of foreign ownership more closely approach the permitted maximum, the New York Stock Exchange may institute trading on a dual basis, depending on the circumstances at the time.

    Transfer Procedures.  The Board of Directors is authorized to establish procedures with respect to the transfer of shares to enforce the limitations referred to above. Procedures established by the Board of Directors require that, in connection with each transfer of shares, the transferee complete and file with our transfer agent an application for transfer of the shares. The application calls for information about the transferee's citizenship status and the citizenship status of any person who may have a beneficial interest in the shares being acquired by the transferee. The application for transfer must also be completed by each person who purchases shares from any of the Underwriters.

    Voting Rights.  Each holder of common stock is entitled to one vote for each share registered in such holder's name in our books on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of common stock do not have cumulative voting rights. As a result, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected if they choose to do so. In that event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

    Dividend Rights.  Holders of common stock are entitled to such dividends as the Board of Directors may declare out of funds legally available for a dividend. Our debt agreements contain restrictions on certain payments including dividends and purchases of common stock. As of March 31, 2001, these restricted payments were limited to approximately $91 million.

Delaware General Corporation Law Section 203

    As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which restricts certain business combinations between us and an "interested stockholder" (in general, a stockholder owning 15% or more of our outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if:

  •
  prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

  •
  upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both our directors and officers); or

  •
  on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of our stockholders by the affirmative vote, and not by written consent, of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Liquidation Rights and Other Provisions

    Subject to the prior rights of creditors, the holders of our common stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets. There are no preemptive or conversion rights or redemption or sinking fund provisions in respect of the common stock. The outstanding shares of common stock are, and the shares of common stock offered hereby upon delivery and payment will be, fully paid and non-assessable.

    Our Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from or limitation of liability is not permitted under the DGCL. Under Section 102(b)(7), the DGCL presently does not permit exemption from or limitation of liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL which specifies conditions under which a director of a Delaware corporation may be liable for unlawful dividends or unlawful stock purchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

Stockholder Rights Plan

    Our Board of Directors has adopted a Stockholder Rights Agreement dated as of October 20, 1998, between us and our transfer agent. The Stockholder Rights Agreement was adopted to give the Board of Directors increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our Board of Directors to be in the best interests of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our Board of Directors through a proxy contest, or to relieve our Board of Directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

    The Stockholder Rights Agreement involved the distribution of one "right" as a dividend on each outstanding share of our common stock to all holders of record on November 9, 1998 and, in certain circumstances, on each share of our common stock issued after that date. Each right shall entitle the holder to purchase one-tenth of a share of common stock at an exercise price of $70 per whole share of common stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events. The exercise of these rights becomes economically attractive upon the triggering of certain "flip-in" or "flip-over" rights which work in conjunction with the Stockholder Rights Agreement's basic provisions. The flip-in rights will permit their holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquiror's voting and economic interests in us. The flip-over element of the Stockholder Rights Agreement involves some mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The Stockholder Rights Agreement contains a "permitted offer" exception which allows offers determined by our Board of Directors to be in our best interest and that of our stockholders to take place free of the diluting effects of the Stockholder Rights Agreement's mechanisms.

    Under the Stockholder Rights Agreement, the Board of Directors may take whatever actions and procedures it deems reasonable in connection with the exercise, exchange or transfer of rights to preserve our status as a U.S. citizen within the provisions of the Shipping Act, including upholding minimum U.S. ownership percentage of common stock.

    Our Board of Directors retains the right, at all times prior to acquisition of 10% of our voting common stock by an acquiror, to discontinue the Stockholder Rights Agreement through the redemption of all rights, or to amend the Stockholder Rights Agreement in any respect. Unless redeemed earlier by us, the Stockholder Rights Agreement will terminate on November 9, 2008.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is Mellon Investor Services L.L.C.

UNDERWRITING

    The selling stockholders and the Underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and             are the representatives of the Underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Total

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 750,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 750,000 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

    Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $  per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $  per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    We, our executive officers and directors and the selling stockholders have agreed with the Underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through, in the case of us and our executive officers and directors who are not selling stockholders, the date 90 days after the date of this prospectus or, in the case of the selling stockholders, 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      .

    We and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

Our Filings with the Securities and Exchange Commission	Period or Date
Quarterly Report on Form 10-Q	Quarter ended March 31, 2001
Annual Report on Form 10-K	Year ended December 31, 2000
Proxy Statement for 2001 Annual Stockholders Meeting	April 30, 2001
Registration Statement on Form 8-A including a description of our capital stock	June 27, 1973

    The documents listed above contain important information about us and our finances. The more detailed information contained in the Form 10-K and the Form 10-Q qualify this entire prospectus. Statements in this prospectus may modify or supersede statements in the Form 10-K, and the Form 10-Q. When that happens, the modified or superseded part of the original statement is not part of this prospectus.

    You may request a copy of the documents listed above at no cost, by writing or calling us at the following address and telephone number:

Corporate Secretary
Overseas Shipholding Group, Inc.
511 Fifth Avenue
New York, New York 10017
(212) 953-4100

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders named in this prospectus are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL MATTERS

    The validity of the issuance of the common stock and other legal matters related to this offering will be passed upon for us and the selling stockholders by Proskauer Rose LLP, New York, New York and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report, which is included in this prospectus. We have included our financial statements in this prospectus and elsewhere in the registration statement of which this prospectus is a part in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    With respect to the unaudited condensed consolidated balance sheets at March 31, 2001 and December 31, 2000, and the related unaudited condensed consolidated statements of income, cash flows and changes in shareholders' equity for the three month periods ended March 31, 2001 and 2000 included in this prospectus and elsewhere in the registration statement of which this prospectus is a part, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report, which is included in this prospectus, states that they did not audit and they do not express an opinion on that interim information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information, because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of that Act.

    The section in this prospectus entitled "The International Tanker Industry" has been reviewed by Maritime Strategies International Ltd. (MSI), which has confirmed to us that it accurately describes the international tanker industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of MSI filed as an exhibit to the registration statement on Form S-3 under the Securities Act of 1933 of which this prospectus is a part.

FINANCIAL STATEMENTS

F–1

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019
Phone: 212 773-3000

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
Overseas Shipholding Group, Inc.

    We have reviewed the accompanying condensed consolidated balance sheet of Overseas Shipholding Group, Inc. and subsidiaries as of March 31, 2001 and the related condensed consolidated statements of income, cash flows and changes in shareholders' equity for the three month periods ended March 31, 2001 and 2000. These financial statements are the responsibility of the Company's management.

    We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

    We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Overseas Shipholding Group, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended, and in our report dated February 14, 2001 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2000 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

New York, New York
May 7, 2001

F–2

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
IN THOUSANDS

	MARCH 31, 2001	DECEMBER 31, 2000
	(UNAUDITED)
ASSETS
Current Assets:
Cash, including interest-bearing deposits of $13,313 and $12,686	$15,710	$15,781
Investments in marketable securities	107,814	54,985
Receivables	53,475	56,954
Prepaid expenses	13,439	9,315

Total Current Assets	190,438	137,035
Capital Construction Fund	219,119	213,440
Vessels, at cost, less accumulated depreciation of $410,338 and $397,373—Note G	1,266,005	1,250,171
Vessels Under Capital Leases, less accumulated amortization of $79,648 and $78,303	42,442	43,787
Investments in Bulk Shipping Joint Ventures—Note E	98,151	84,742
Other Assets	95,552	94,738

	$1,911,707	$1,823,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,085	$$3,451
Sundry liabilities and accrued expenses	46,120	31,083

	48,205	34,534
Current installments of long-term debt	10,650	8,700
Current obligations under capital leases	5,666	5,594

Total Current Liabilities	64,521	48,828
Long-term Debt—Note G	783,377	770,869
Obligations Under Capital Leases	64,808	65,628
Deferred Federal Income Taxes ($131,009 and $117,749), Deferred Credits and Other Liabilities—Note H	202,089	188,421
Shareholders' Equity—Notes H and I	796,912	750,167
Commitments and Per Share Amounts—Note L

	$1,911,707	$1,823,913

(See Accompanying Notes)

F–3

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Dollars in Thousands, Except Per Share Amounts

(Unaudited)

	Three Months Ended
	March 31, 2001	March 31, 2000
Net Shipping Revenues:
Revenues from voyages	$106,235	$77,990
Net voyage revenues of vessels operating in certain pools	42,302	6,051
Voyage expenses	(22,995)	(22,975)

	125,542	61,066

Shipping Expenses:
Vessel expenses, including drydock amortization of $2,577 and $4,212	22,213	23,251
Time and bareboat charter hire expenses	14,306	9,231
Depreciation of vessels and amortization of capital leases	14,309	13,056
General and administrative	9,874	10,253
Restructuring charge — Note J	8,545	—

	69,247	55,791

Income from Vessel Operations	56,295	5,275
Equity in Results of Bulk Shipping Joint Ventures	5,308	788

Operating Income	61,603	6,063
Other Income (net) — Note K	10,189	5,321

	71,792	11,384
Interest Expense	11,199	10,323

Income before Federal Income Taxes and Cumulative Effect of Change in Accounting Principle	60,593	1,061
Provision for Federal Income Taxes, reflecting deferred provision/(credit) of $10,030 and $(300) — Note H	20,230	200

Income before Cumulative Effect of Change in Accounting Principle	40,363	861
Cumulative Effect of Change in Accounting Principle, net of income taxes of $1,800 — Note B	—	4,152

Net Income	$40,363	$5,013

Per Share Amounts — Note L2:
Basic income before cumulative effect of change in accounting principle	$1.19	$.03

Diluted income before cumulative effect of change in accounting principle	$1.17	$.03

Cumulative effect of change in accounting principle, net of income taxes	—	$.12

Basic net income	$1.19	$.15

Diluted net income	$1.17	$.15

Cash Dividends Declared	$.15	$.15

(See Accompanying Notes)

F–4

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31, 2001	March 31, 2000
	in thousands (unaudited)
Net cash provided by Operating Activities	$71,883	$7,239

Cash Flows from Investing Activities:
Purchases of marketable securities	(65,906)	(3,064)
Proceeds from sales of marketable securities	23,511	59
Additions to vessels, including $28,562 and $6,977 related to vessels under construction	(28,798)	(7,044)*
Investments in and advances to bulk shipping joint ventures	(16,286)	(4,392)
Distributions from bulk shipping joint ventures	6,957	7,050
Purchases of other investments	(64)	(2,520)
Proceeds from dispositions of other investments	111	2,150
Other — net	(226)	3,968

Net cash (used in) investing activities	(80,701)	(3,793)

Cash Flows from Financing Activities:
Issuance of long-term debt	13,000	— *
Payments on long-term debt and obligations under capital leases	(748)	(24,528)
Issuance of common stock upon exercise of stock options	1,596	829
Cash dividends paid	(5,109)	(5,051)
Other — net	8	(479)

Net cash provided by/(used in) financing activities	8,747	(29,229)

Net decrease in Cash	(71)	(25,783)
Cash, including interest-bearing deposits, at beginning of period	15,781	56,727

Cash, including interest-bearing deposits, at end of period	$15,710	$30,944

*
Net of $5,558 of secured debt in connection with the construction of vessels.

(See Accompanying Notes)

F–5

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
DOLLARS IN THOUSANDS
(UNAUDITED)

				Treasury Stock		Accumulated Other Comprehensive Income/(Loss)**
	Common Stock*	Paid-in Additional Capital	Retained Earnings
				Shares	Amount		Total
Balance at January 1, 2001	$39,591	$99,009	$688,528	5,604,275	$(76,857)	$(104)	$750,167

Cumulative Effect of Change in Accounting Principle, net of taxes of $1,861—Note A						3,455	3,455
Net Income			40,363				40,363
Unrealized Gain on Available-For-Sale Securities						8,443	8,443
Unrealized Gains on Derivative Instruments						(2,949)	(2,949)

Comprehensive Income							49,312

Cash Dividends Declared			(5,109)				(5,109)
Deferred Compensation Related to Options Granted		566					566
Options Exercised and Employee Stock Purchase Plan		218		(102,099)	1,378		1,596
Tax Benefit Related to Options Exercised		380					380

Balance at March 31, 2001	$39,591	$100,173	$723,782	5,502,176	$(75,479)	$8,845	$796,912

Balance at January 1, 2000	$39,591	$96,156	$618,453	5,918,462	$(81,098)	$(12,044)	$661,058

Net Income			5,013				5,013
Unrealized (Loss) on Available-For-Sale Securities						(1,590)	(1,590)

Comprehensive Income							3,423

Cash Dividends Declared			(5,051)				(5,051)
Options Exercised		97		(102,708)	1,387		1,484
Tax Benefit Related to Options Exercised		302					302

Balance at March 31, 2000	$39,591	$96,555	$618,415	5,815,754	$(79,711)	$(13,634)	$661,216

*
Par value $1 per share; 60,000,000 shares authorized and 39,590,759 shares issued.

**
Amounts are net of tax.

(See Accompanying Notes)

F–6

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

    General—  As contemplated by the Securities and Exchange Commission, the accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by accounting principles generally accepted in the United States. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date. Reference should be made to the Company's Annual Report to Shareholders for the year ended December 31, 2000.

    The statements as of and for the three month period ended March 31, 2001, and for the three month period ended March 31, 2000 are unaudited. In the opinion of the Company, all adjustments (which were of a normal recurring nature) have been made to present fairly the results for such unaudited interim periods.

    The results of operations for the three month period ended March 31, 2001 are not necessarily indicative of those for a full fiscal year.

Note A—Summary of Significant Accounting Policies:

  Derivatives and Hedging Activities

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments Statement Nos. 137 and 138, ("FAS133") in June 1999 and June 2000, respectively. FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset against the change in fair value of the hedged item and reflected in earnings (fair value hedge), or recognized in other comprehensive income until the hedged item is reflected in earnings (cash flow hedge). The ineffective portion (that is, the change in fair value of the derivative that does not offset the change in fair value of the hedged item) of a derivative's change in fair value will be immediately recognized in earnings. The adoption of FAS 133 on January 1, 2001, resulted in the cumulative effect of an accounting change of $3,455,000, net of taxes of $1,861,000 being recognized as a gain in other comprehensive income. The cumulative effect of such accounting change on net income was insignificant.

    The Company uses derivatives to moderate the market risks of its operations. The Company has entered into interest rate swaps to effectively convert a portion of its debt either from a fixed to floating rate basis, which swaps are designated and qualify as fair value hedges, or from floating to fixed rate, which swaps are designated and qualify as cash flow hedges. The Company has entered into foreign currency swaps, which are designated and qualify as cash flow hedges, with respect to future charter revenues receivable in Japanese yen to minimize the effect of foreign exchange rate fluctuations on reported income. The Company has also entered into forward freight agreements and fuel (bunker) swaps from time to time in order to reduce its exposure to the spot (voyage) charter market for specified trade routes by creating synthetic time charters for the terms of the agreements. The forward freight agreements with a large international commodity trading company involve contracts to provide a fixed number of theoretical voyages at agreed rates. The fuel swaps are designated and qualify as cash flow hedges.

    For interest rate swaps, the Company assumes no ineffectiveness as each interest rate swap meets the short-cut method conditions required under FAS 133. Accordingly, no gains or losses were recorded in income relative to the Company's debt and interest rate swaps. For foreign currency swaps, effectiveness is assessed based on changes in forward rates and, accordingly, there is no hedge ineffectiveness.

F–7

Note B—Change in Accounting for Voyage Revenue:

    Prior to 2000, net voyage revenues for vessels operating on voyage charters were accounted for using the completed voyage method, with voyages being calculated on a load-to-load basis. Under that method, the net revenue of a voyage was included in operating results in the period in which that voyage was deemed completed, that is, its arrival at the subsequent voyage's initial load port.

    Effective January 1, 2000, the Company changed its accounting policy for the recognition of net voyage revenues of vessels operating on voyage charters to the percentage of completion method, with voyages being calculated on a discharge-to-discharge basis. Under this method, net voyage revenue is recognized evenly over the period from a vessel's departure from its last discharge port to the projected departure from its next discharge port. The change in revenue recognition policy eliminates fluctuations in income from vessel operations attributable solely to the timing of completion of voyages. Further, the discharge-to-discharge basis is deemed by management to be a more reliable method of recognizing net voyage revenues under the percentage of completion method, since it eliminates uncertainty associated with predicting the actual location of the next load port. The cumulative effect of this change is shown separately in the condensed consolidated statement of income for the three months ended March 31, 2000, and resulted in income, net of taxes, of $4,152,000.

Note C—Segment Reporting:

    The Company has five reportable segments: foreign flag VLCCs (Very Large Crude Carriers), Aframaxes and products carriers, and U. S. flag tankers and dry bulk carriers. Information about the Company's reportable segments as of and for the three month periods ended March 31, 2001 and 2000 follows:

	Foreign flag			U.S. flag
In thousands	VLCCs	Aframaxes	Products carriers	Tankers	Dry bulk carriers	All other	Totals
Three months ended March 31, 2001:
Shipping revenues	$38,033	$49,493	$27,831	$7,013	$8,216	$17,951	$148,537
Income/(loss) from vessel operations	26,385	28,053	16,739	3,891	(3,613)	3,259	74,714	*
Total assets at March 31, 2001	782,764	402,191	111,884	2,116	18,235	175,794	1,492,984
Three months ended March 31, 2000:
Shipping revenues	17,502	24,323	14,823	9,904	7,276	10,213	84,041
Income/(loss) from vessel operations	5,593	3,579	2,257	3,317	(509)	1,291	15,528	*
Total assets at March 31, 2000	690,718	351,251	112,687	6,919	17,395	188,810	1,367,780

*
Segment totals are before general and administrative expenses, restructuring charges, investment income and interest expense.

F–8

    Reconciliations of total assets of the segments to amounts included in the condensed consolidated balance sheets follow:

	In thousands as of
	March 31, 2001	March 31, 2000
Total assets of all segments	$1,492,984	$1,367,780
Corporate cash and securities, including capital construction fund	342,328	247,427
Other unallocated amounts	76,395	83,189

Consolidated total assets	$1,911,707	$1,698,396

Note D—Foreign Subsidiaries:

    A condensed summary of the combined assets and liabilities of the Company's foreign (incorporated outside the U.S.) subsidiaries, whose operations are principally conducted in U.S. dollars, follows:

	In thousands as of
	March 31, 2001	December 31, 2000
Current assets	$52,864	$44,451
Vessels, net	1,214,685	1,198,027
Other assets	126,555	108,499

	1,394,104	1,350,977

Current installments of long-term debt, including intercompany of $66,800 in 2001 and 2000	77,450	75,500
Other current liabilities	12,292	11,108

Total current liabilities	89,742	86,608
Long-term debt (including intercompany of $50,100 and $66,800), deferred credits and other liabilities	349,134	397,075

	438,876	483,683

Net assets	$955,228	$867,294

Note E—Bulk Shipping Joint Ventures:

    In early 2001, the Company entered into an agreement, whereby companies in which the Company holds a 49.9% interest acquired two 1993-built VLCCs. Such acquisitions were financed by the joint ventures through long-term bank financing and approximately $32,450,000 in subordinated shareholder loans. In connection with the bank financing, the shareholders have severally issued guaranties that aggregated $22,500,000 at March 31, 2001. The amount of these guaranties reduces proportionately as the principal amount of the loan is paid down.

F–9

Note F—Derivatives

    As of March 31, 2001, the Company is a party to fixed to floating interest rates swaps with various major financial institutions covering notional amounts aggregating $60,000,000, pursuant to which it pays LIBOR and receives fixed rates of approximately 6.1% calculated on the notional amounts. As of March 31, 2001, the Company has recorded an asset of $1,450,000 related to the fair market values of these fair value hedges. The carrying amount of the debt to which the hedges apply has been increased by a comparable amount. Interest expense for the three months ended March 31, 2001, was reduced by $101,000 of benefits arising from these fair value hedges. The Company is also a party to floating to fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $273,000,000, pursuant to which it pays fixed rates ranging from 5.1% to 7.1% and receives LIBOR (4.7% to 4.9% as of March 31, 2001, for a term equal to the swaps' reset periods). These agreements contain no leverage features and have various maturity dates from mid 2002 to 2008. As of March 31, 2001 the Company has recorded a liability of $2,230,000 related to the fair market values of these swaps.

    As of March 31, 2001, the Company has recorded an asset of $3,141,000 related to the fair market value of the Japanese yen foreign currency swaps entered into with a major financial institution that will result in the Company receiving approximately $15,000,000 for such foreign currency from April 1, 2001 through March 31, 2002.

Note G—Long-term Debt:

    Agreements relating to long-term debt provide for prepayment privileges (in certain instances with penalties), a limitation on the amount of total borrowings, and acceleration of payment under certain circumstances, including failure to satisfy the financial covenants contained in certain of such agreements.

    Approximately 14% of the net carrying amount of the Company's vessels and vessels under capital leases, representing two foreign flag and four U.S. flag vessels, is pledged as collateral for certain long-term debt.

    Interest paid approximated $8,048,000 (three months ended March 31, 2001) and $6,698,000 (three months ended March 31, 2000), excluding capitalized interest.

Note H—Taxes:

    Effective from January 1, 1987, earnings of the foreign shipping companies are subject to U.S. income taxation currently; post-1986 taxable income may be distributed to the U.S. parent without further tax. Prior thereto, tax on such earnings was deferred as long as the earnings were reinvested in foreign shipping operations. Foreign income, substantially all of which resulted from the operations of companies that are not subject to income taxes in their country of incorporation, aggregated $69,637,000 (three months ended March 31, 2001) and $5,538,000 (three months ended March 30, 2000), before any U.S. income tax effect. No provision for U.S. income taxes on the undistributed income of the foreign shipping companies accumulated through December 31, 1986 was required, since such undistributed earnings have been reinvested or are intended to be reinvested in foreign shipping operations so that the qualified investment therein is not expected to be reduced below the corresponding amount at December 31, 1986.

    Federal income taxes paid during the three months ended March 31, 2001 amounted to $3,100,000, all of which related to 2000. Federal income taxes paid during the three months ended March 31, 2000 amounted to $875,000, of which $700,000 related to 1999.

F–10

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

    As of March 31, 2001, the Company ha

Note I—Accumulated Other Comprehensive Income:

    The components of accumulated other comprehensive income, net of related taxes, as of March 31, 2001 and December 31, 2000 are as follows:

	In Thousands as of
	March 31, 2001	December 31, 2000
Unrealized gain/(loss) on available-for-sale securities	$8,339	$(104)
Unrealized gain on derivative instruments	506	—

	$8,845	$(104)

    The components of the change in the accumulated unrealized gain on derivative instruments, net of related taxes, for the three months ended March 31, 2001 follows (in thousands):

Cumulative effect of change in accounting principle	$3,455
Reclassification adjustments for (gains) included in net income, net:
Interest expense	(176)
Revenues from voyages	(239)
Other income	(2,902)
Change in unrealized gain on derivative instruments	368

$506

    The amount included in other income relates to a foreign currency swap and was reclassified upon receipt of notice that the charter extension to which such swap applied would not be exercised.

Note J—Restructuring Charge:

    In the first quarter of 2001, the Company completed a review of its ship management and administrative functions and adopted a plan to transfer a major portion of such functions to its subsidiary in Newcastle, United Kingdom by year end. The resulting headquarters staff reductions (numbering approximately 80, or 50%) together with other operating cost initiatives are expected to result in annualized savings by 2002 of approximately $20,000,000. In connection with such staff reductions, the Company recorded a pre-tax restructuring charge of $8,545,000. The charge includes $6,902,000 related to employee termination and severance costs associated with the reduction in workforce and $1,643,000 for the write off of certain assets. Estimated additional charges related to this restructuring that will be recognized over the remainder of 2001, in accordance with existing accounting pronouncements, are as follows: $260,000 in each of the second and third quarters, and $825,000 in the fourth quarter. The liability for restructuring costs is included in sundry liabilities in the condensed consolidated balance sheet as of March 31, 2001.

F–11

Note K—Other Income—net:

    Other income—net consists of the following:

	In Thousands for the Three Months Ended March 31,
	2001	2000
Investment income:
Interest and dividends	$3,344	$2,455
Gain on sale of securities—net	1,135	2,186
Foreign currency exchange loss on available-for-sale securities	(1,023)	—

	3,456	4,641
Gain on derivative transactions	5,658	—
Miscellaneous—net	1,075	680

	$10,189	$5,321

Note L—Commitments and Per Share Amounts:

      1.  As of March 31, 2001, the Company has commitments for the construction of eight double-hulled foreign flag tankers, scheduled for delivery between August 2001 and early-January 2004, with an aggregate unpaid cost of approximately $216,400,000. Unpaid costs are net of $201,000,000 of progress payments. The progress payments are covered by refundment guaranties, principally from major U.S. insurance companies.

      2.  Basic net income per share is based on the following weighted average number of common shares outstanding during each period: 33,982,000 shares (three months ended March 31, 2001) and 33,699,000 shares (three months ended March 31, 2000). Diluted net income per share, which gives effect to stock options, is based on the following weighted average number of shares during each period: 34,531,000 shares (three months ended March 31, 2001) and 33,914,000 shares (three months ended March 31, 2000).

F–12

REPORT OF INDEPENDENT AUDITORS

To the Shareholders
Overseas Shipholding Group, Inc.

    We have audited the accompanying consolidated balance sheets of Overseas Shipholding Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overseas Shipholding Group, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note B to the consolidated financial statements, in 2000 the Company changed its method of accounting for net voyage revenues for vessels operating on voyage charters.

New York, New York
February 14, 2001

F–13

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2000	1999
	In thousands at December 31,
Assets
Current Assets:
Cash, including interest-bearing deposits of $12,686 and $53,451	$15,781	$56,727
Investments in marketable securities—Note F	54,985	32,266
Voyage receivables, including unbilled of $37,378 and $4,034	51,805	12,492
Other receivables	5,149	5,964
Prepaid expenses	9,315	13,534

Total Current Assets	137,035	120,983
Capital Construction Fund—Notes F and J	213,440	181,933
Vessels, at cost, less accumulated depreciation—Notes A3, G and O1	1,250,171	1,188,348
Vessels Under Capital Leases, less accumulated amortization—Notes A4 and O1	43,787	49,165
Investments in Bulk Shipping Joint Ventures—Note E	84,742	75,914
Other Assets—Note A3	94,738	104,602

	$1,823,913	$1,720,945

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$3,451	$3,073
Sundry liabilities and accrued expenses—Note N2	26,178	26,388
Federal income taxes, including deferred income taxes of $300 in 2000 and 1999—Note J	4,905	800

	34,534	30,261
Current installments of long-term debt—Note G	8,700	9,870
Current obligations under capital leases—Note O1	5,594	5,077

Total Current Liabilities	48,828	45,208
Long-term Debt—Notes G and O1	770,869	755,904
Obligations Under Capital Leases—Note O1	65,628	71,468
Deferred Federal Income Taxes ($117,749 and $77,877), Deferred Credits and Other Liabilities—Notes J and O1	188,421	187,307
Shareholders' Equity—Notes G, J and P:
Common stock	39,591	39,591
Paid-in additional capital	99,009	96,156
Retained earnings	688,528	618,453

	827,128	754,200
Cost of treasury stock	76,857	81,098

	750,271	673,102
Accumulated other comprehensive income/(loss)	(104)	(12,044)

Total Shareholders' Equity	750,167	661,058
Commitments, Leases and Other Matters—Notes N and O

	$1,823,913	$1,720,945

See notes to consolidated financial statements.

F–14

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts, for the year ended December 31,	2000	1999	1998
Net Shipping Revenues:
Revenues from voyages—Note C	$359,045	$350,545	$412,384
Net voyage revenues of vessels operating in certain pools—Note E	108,573	—	—
Voyage expenses—Note H	(97,537)	(97,328)	(85,865)

	370,081	253,217	326,519

Shipping Expenses:
Vessel expenses	96,841	110,400	150,194
Time and bareboat charter hire expenses—Note E	41,326	22,288	18,289
Depreciation of vessels and amortization of capital leases	55,226	57,855	70,806
General and administrative—Note H	42,622	39,308	46,180

	236,015	229,851	285,469

Income from Vessel Operations	134,066	23,366	41,050
Equity in Results of Bulk Shipping Joint Ventures—Note E	11,449	7,132	(3,600)

Operating Income	145,515	30,498	37,450
Other Income (Net)—Note K	34,141	21,870	32,312

	179,656	52,368	69,762
Interest Expense	47,470	45,257	62,200

	132,186	7,111	7,562
Gain on Sale of Investment in Cruise Business—Note N3	—	—	42,288
Gain/(Provision for Loss) on Planned Vessel Dispositions—Note M	—	12,404	(85,072)

Income/(Loss) before Federal Income Taxes, Extraordinary Gain/(Loss) and Cumulative Effect of Change in Accounting Principle	132,186	19,515	(35,222)
Provision/(Credit) for Federal Income Taxes—Note J	46,520	6,213	(10,950)

Income/(Loss) before Extraordinary Gain/(Loss) and Cumulative Effect of Change in Accounting Principle	85,666	13,302	(24,272)
Extraordinary Gain/(Loss) on Early Extinguishment of Debt, net of (income taxes)/tax benefit of $(230), $(787) and $7,350—Note G	573	1,462	(13,648)
Cumulative Effect of Change in Accounting Principle, net of income taxes of $1,800—Note B	4,152	—	—

Net Income/(Loss)	$90,391	$14,764	$(37,920)

Per Share Amounts—Note P:
Basic net income/(loss) before extraordinary gain/(loss) and cumulative effect of change in accounting principle	$2.53	$0.37	$(0.66)
Diluted net income/(loss) before extraordinary gain/(loss) and cumulative effect of change in accounting principle	$2.49	$0.37	$(0.66)
Extraordinary gain/(loss)	$0.02	$0.04	$(0.37)
Cumulative effect of change in accounting principle	$0.12	—	—
Basic net income/(loss)	$2.67	$0.41	$(1.03)
Diluted net income/(loss)	$2.63	$0.41	$(1.03)
Cash dividends declared and paid	$0.60	$0.60	$0.60

See notes to consolidated financial statements.

F–15

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands for the year ended December 31,	2000	1999	1998
Cash Flows from Operating Activities:
Net income/(loss)	$90,391	$14,764	$(37,920)
Items included in net income/(loss) not affecting cash flows:
Cumulative effect of change in accounting principle	(5,952)	—	—
Depreciation of vessels and amortization of capital leases	55,226	57,855	70,806
Amortization of deferred gain on sale and leaseback	(17,353)	(6,674)	—
Deferred compensation relating to stock option grants	1,282	—	—
(Gain)/provision for loss on planned vessel dispositions	—	(12,404)	85,072
Provision/(credit) for deferred federal income taxes	35,040	7,668	(32,530)
Equity in results of bulk shipping joint ventures	(10,807)	(7,132)	3,600
Other—net	(10,851)	(13,421)	1,897
Items included in net income/(loss) related to investing and financing activities:
(Gain) on sale of investment in cruise business	—	—	(42,288)
(Gain) on sale of securities — net	(3,513)	(1,884)	(21,789)
(Gain)/loss on disposal of other vessels	(21,064)	(1,824)	1,288
Extraordinary (gain)/loss on early extinguishment of debt	(803)	(2,249)	20,998
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	(23,695)	18,344	(360)
Net change in prepaid items, accounts payable and sundry liabilities and accrued expenses	12,391	(16,010)	7,522

Net cash provided by operating activities	100,292	37,033	56,296

Cash Flows from Investing Activities:
Proceeds from sale of investment in cruise business	—	—	198,474
Purchases of marketable securities	(38,968)	(23,309)	(836	)(b)
Proceeds from sales of marketable securities	15,148	3,847	29,490
Purchases of vessels under capital leases (a)	—	—	(7,700)
Additions to vessels, including $105,037 (2000), $173,056 (1999) and $3,811 (1998) related to vessels under construction (c)	(106,858)	(177,334)	(11,376)
Proceeds from sale and leaseback	—	169,949	—
Proceeds from sale of vessels held for disposal	—	53,043	47,306
Proceeds from disposal of other vessels	8,148	—	2,527
Investments in and advances to bulk shipping joint ventures	(6,845)	—	—
Distributions from bulk shipping joint ventures	8,824	23,222	—
Purchases of other investments	(3,912)	(1,849)	(1,838)
Proceeds from dispositions of other investments	6,475	3,072	1,754
Other—net	(3,096)	(7,517)	(5,950)

Net cash provided by/(used in) investing activities	(121,084)	43,124	251,851

Cash Flows from Financing Activities:
Purchases of treasury stock	—	(39,229)	—
Issuance of long-term debt (c)	74,000	64,000	—
Payments on long-term debt and obligations under capital leases	(75,885)	(77,800)	(349,101)
Cash dividends paid	(20,316)	(21,443)	(22,076)
Issuance of common stock upon exercise of stock options	4,795	—	—
Other—net	(2,748)	37	840

Net cash used in financing activities	(20,154)	(74,435)	(370,337)

Net increase/(decrease) in cash	(40,946)	5,722	(62,190)
Cash, including interest-bearing deposits, at beginning of year	56,727	51,005	113,195

Cash, including interest-bearing deposits, at end of year	$15,781	$56,727	$51,005

(a)
Excludes $7,906 (1998), representing the outstanding principal balance of debt assumed in connection with the purchase of vessel under capital lease.

(b)
Excludes $4,083, representing the carrying amount of 131,400 shares of Royal Caribbean Cruises Ltd. ("RCCL") retained and reclassified upon sale of 3,650,000 shares of RCCL.

(c)
Net of $11,116 (2000) and $104,884 (1998) of secured debt in connection with the construction of vessels.

See notes to consolidated financial statements.

F–16

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY

				Treasury Stock		Accumulated Other Comprehensive Income/(Loss)
	Common Stock*	Paid-in Additional Capital	Retained Earnings
				Shaes	Amount		Total
	Dollars in thousands

Balance at December 31, 1997	$39,591	$96,149	$685,128	2,798,196	$(41,719)	$648	$779,797
Net (Loss)			(37,920)				(37,920)
Other Comprehensive (Loss), net of tax:
Net unrealized losses on available-for-sale securities**						(12,036)	(12,036)

Comprehensive (Loss)							(49,956)

Cash Dividends Declared and Paid			(22,076)				(22,076)
Common Stock Acquired				13,700	(188)		(188)
Options Exercised		7		(2,834)	38		45

Balance at December 31, 1998	39,591	96,156	625,132	2,809,062	(41,869)	(11,388)	707,622
Net Income			14,764				14,764
Other Comprehensive (Loss), net of tax:
Net unrealized losses on available-for-sale securities**						(656)	(656)

Comprehensive Income							14,108

Cash Dividends Declared and Paid			(21,443)				(21,443)
Common Stock Acquired				3,109,400	(39,229)		(39,229)

Balance at December 31, 1999	39,591	96,156	618,453	5,918,462	(81,098)	(12,044)	661,058
Net Income			90,391				90,391
Other Comprehensive Income, net of tax:
Net unrealized gains on available-for-sale securities**						11,940	11,940

Comprehensive Income							102,331

Cash Dividends Declared and Paid			(20,316)				(20,316)
Deferred Compensation Related to Options Granted		1,282					1,282
Options Exercised and Employee Stock Purchase Plan		554		(314,187)	4,241		4,795
Tax Benefit Related to Options Exercised		1,017					1,017

Balance at December 31, 2000	$39,591	$99,009	$688,528	5,604,275	$(76,857)	$(104)	$750,167

*
Par value $1 per share; 60,000,000 shares authorized and 39,590,759 shares issued.

**
Net of realized gains included in net income/(loss) of $3,056 (2000), $1,996 (1999) and $13,548 (1998).

See notes to consolidated financial statements.

F–17

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies:

1.
The consolidated financial statements include the accounts of Overseas Shipholding Group, Inc. and its subsidiaries (the "Company" or "OSG"). All subsidiaries are wholly owned. Significant intercompany items and transactions have been eliminated in consolidation. Investments in joint ventures are stated at the Company's cost thereof adjusted for its proportionate share of the undistributed operating results of such companies.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.
As required by Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," only interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash.

3.
Vessels include vessels under construction aggregating $260,937,000 and $281,751,000 at December 31, 2000 and 1999, respectively (see Note N1).

  Depreciation of vessels is computed for financial reporting purposes based on cost, less estimated salvage value, by the straight-line method primarily using a vessel life of 25 years. Accumulated depreciation was $397,373,000 and $368,745,000 at December 31, 2000 and 1999, respectively.

  Expenditures for maintenance and repairs incurred during a drydocking are deferred and amortized on a straight-line basis over the period until the next scheduled drydocking. Such amortization, which is included in vessel expenses in the consolidated statements of operations, amounted to $14,912,000 (2000), $18,005,000 (1999) and $19,525,000 (1998). The unamortized portion of deferred drydocking expenditures, which is included in other assets in the consolidated balance sheets, was $13,706,000 and $25,846,000 at December 31, 2000 and 1999, respectively.

4.
Certain subsidiaries have bareboat charters-in on vessels that are accounted for as capital leases. Amortization of capital leases is computed by the straight-line method over 22 or 25 years, representing the terms of the leases (see Note O1). Accumulated amortization was $78,303,000 and $72,925,000 at December 31, 2000 and 1999, respectively.

5.
Time charters and bareboat charters that are operating leases are reported on the accrual basis. Effective January 1, 2000, voyage charters are reported using the percentage of completion method (see Note B). For 1999 and earlier periods, voyage charters were reported on the completed voyage basis.

6.
Interest costs incurred during the construction of vessels (until the vessel is complete and ready for its intended use) are capitalized. Interest capitalized aggregated $15,411,000 (2000), $10,614,000 (1999) and $3,035,000 (1998). Interest paid amounted to $47,387,000 (2000), $45,858,000 (1999) and $66,451,000 (1998), excluding capitalized interest.

7.
The Company's investments in marketable securities are classified as available-for-sale and are carried at market value. Net unrealized gains or losses are reported as a component of accumulated other comprehensive income/(loss). The classification of investments in

F–18

  marketable securities in the consolidated balance sheets reflects management's view with respect to the portfolio's availability for use in current operations.

8.
Amounts receivable or payable under interest rate swaps (designated as hedges against certain existing debt—see Note G) are accrued and reflected as adjustments of interest expense. Such receivables or payables are included in other receivables or sundry liabilities and accrued expenses, respectively. Any gain or loss realized upon the early termination of an interest rate swap is recognized as an adjustment of interest expense over the shorter of the remaining term of the swap or the hedged debt.

  Changes in the value of currency swaps (designated as hedges against contracted future charter revenues receivable in a foreign currency) are deferred and are offset against corresponding changes in the value of the charter hire, over the related charter periods (see Note O2). Any gain or loss realized upon the termination of foreign currency swaps would be recognized as an adjustment of voyage revenues over the remaining term of the related charter.

9.
In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), compensation cost for stock options is recognized as an expense based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee or non-employee director must pay to acquire the stock.

Note B—Change in Accounting for Voyage Revenue:

    Prior to 2000, net voyage revenues for vessels operating on voyage charters were accounted for using the completed voyage method, with voyages being calculated on a load-to-load basis. Under that method, the net revenue of a voyage was included in operating results in the period in which that voyage was deemed completed, that is, its arrival at the subsequent voyage's initial load port.

    Effective January 1, 2000, the Company changed its accounting policy for the recognition of net voyage revenues of vessels operating on voyage charters to the percentage of completion method, with voyages being calculated on a discharge-to-discharge basis. Under this method, net voyage revenue is recognized evenly over the period from a vessel's departure from its last discharge port to the projected departure from its next discharge port. The change in revenue recognition policy eliminates fluctuations in income from vessel operations attributable solely to the timing of completion of voyages. Further, the discharge-to-discharge basis is deemed by management to be a more reliable method of recognizing net voyage revenues under the percentage of completion method, since it eliminates uncertainty associated with predicting the actual location of the next load port. The cumulative effect of this change is shown separately in the consolidated statement of operations for 2000, and resulted in income, net of taxes, of $4,152,000 in the first quarter. The cumulative effect of this change in accounting principle as of January 1, 2000 on the Company's consolidated balance sheet was to increase total assets by $3,749,000, to reduce total liabilities by $403,000 and to increase shareholders' equity by $4,152,000.

    Assuming the above percentage of completion method had been applied retroactively, the pro forma income before cumulative effect of change in accounting principle for 1999 would have been

F–19

reduced by $1,314,000 to $13,450,000, or $.37 per basic and diluted share. The pro forma loss before cumulative effect of change in accounting principle for 1998 would have been increased by $2,860,000 to $40,780,000, or $1.11 per basic and diluted share.

Note C—Business and Segment Reporting:

    The Company is principally engaged in the ocean transportation of liquid and dry bulk cargoes in both the worldwide markets and the self-contained U.S. markets through the ownership and operation of a diversified fleet of bulk cargo vessels. The bulk shipping industry has many markets that have distinct characteristics and are subject to different market forces. The primary markets for individual vessels are determined to a large degree by their types, sizes and flags. Unlike container or liner ships, which the Company does not own, bulk vessels are not bound to specific ports or schedules and, therefore, can respond to market opportunities by moving between trades and geographical areas. The Company's subsidiaries charter their vessels to commercial shippers and U.S. and foreign governmental agencies primarily on time and voyage charters and occasionally on bareboat charters (see Note O2).

    The Company has five reportable segments: foreign flag VLCCs (very large crude carriers), Aframaxes and products carriers, and U.S. flag tankers and dry bulk carriers. Following the disposal of certain older tonnage in 1999, the Company revised its reportable segments in the first quarter of 2000. Segment information as of December 31, 1999 and 1998 and for the years then ended has been reclassified to conform to the revised presentation. Segment results are evaluated based on income from vessel operations before general and administrative expenses. The accounting policies followed by the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

F–20

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note C—Business and Segment Reporting: (Continued)

    Information about the Company's reportable segments for the three years ended December 31, 2000 follows:

	Foreign Flag				U.S. Flag
	VLCCs		Aframaxes	Products Carriers	Tankers		Dry Bulk Carriers		All Other	Totals
	In thousands
2000
Shipping revenues	$120,549	†	$132,006	$76,655	$37,486		$47,490	***	$53,432	$467,618
Depreciation and amortization	19,799		15,655	7,244	—		2,034		10,494	55,226
Income from vessel operations	74,229	**	49,233	24,938	12,843		3,015		12,430	176,688	*
Equity in results of bulk shipping joint ventures	2,736		4,016	—	5,248		—		(551)	11,449
Total assets at December 31, 2000	764,118		374,288	110,666	6,628		28,739		179,707	1,464,146
Investments in bulk shipping joint ventures at December 31, 2000	72,703		5,879	—	4,644		—		1,516	84,742
Expenditures for vessels	86,126		31,317	174	—		145		212	117,974
1999
Shipping revenues	66,772		77,977	47,506	51,078		37,475		69,737	350,545
Depreciation and amortization	15,686		15,826	7,200	6,472		2,057		10,614	57,855
Income from vessel operations	15,267	**	3,016	5,032	22,080		5,986		11,293	62,674*
Gain on planned vessel dispositions	—		—	—	—		—		12,404	12,404
Equity in results of bulk shipping joint ventures	4,336		—	—	1,750		—		1,046	7,132
Total assets at December 31, 1999	685,386		355,565	117,255	10,013	††	17,705		198,984	1,384,908
Investments in bulk shipping joint ventures at December 31, 1999	72,329		—	—	1,787		—		1,798	75,914
Expenditures for vessels	121,170		53,043	2,339	—		262		520	177,334
1998
Shipping revenues	91,573		87,941	54,088	93,731		13,706		71,345	412,384
Depreciation and amortization	16,747		15,535	8,777	14,709		1,751		13,287	70,806
Income/(loss) from vessel operations	35,708	**	6,925	9,994	25,237		(1,739)		11,105	87,230	*
Provision for loss on planned vessel dispositions	—		—	(6,908)	(2,015)		—		(76,149)	(85,072)
Equity in results of bulk shipping joint ventures	(2,959)		—	—	—		—		(641)	(3,600)
Total assets at December 31, 1998	587,807		315,419	129,006	89,759		15,020		242,986	1,379,997
Investments in bulk shipping joint ventures at December 31, 1998	81,968		—	—	—		—		9,974	91,942
Expenditures for vessels, including purchase of vessels under capital leases	108,532		—	1,420	13,263		666		79	123,960

*
Segment totals are before general and administrative expenses, investment income and interest expense. 1999 and 1998 have been restated to conform with the 2000 presentation.

**
Includes the net earnings from a vessel chartered-in until early 2005 and chartered out for the same period.

***
Reflects the reclassification of an older products carrier that participated in the U.S. grain trade program for all of 2000.

†
Year 2000 revenues are primarily reported on a time charter equivalent basis, which is net of voyage expenses due to the participation of six vessels in the Tankers International pool (see Note E); in 1999 and 1998, revenues are reported before reduction for voyage expenses of $15,547 (1999) and $17,566 (1998).

††
The decrease from December 31, 1998 reflects the sale and leaseback under operating leases of five U.S. flag tankers (see Note O1) and the reclassification to U.S. flag dry bulk carriers of another older tanker (held for disposal at year-end 1998) that participated in the U.S. grain trade program for all of 1999.

F–21

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note C—Business and Segment Reporting: (Continued)

    Reconciliations of total assets of the segments to amounts included in the consolidated balance sheets follow:

In thousands at December 31,	2000	1999	1998
Total assets of all segments	$1,464,146	$1,384,908	$1,379,997
Corporate cash and securities, including capital construction fund	283,774	270,526	237,520
Other unallocated amounts	75,993	65,511	77,998

Consolidated total assets	$1,823,913	$1,720,945	$1,695,515

    Certain additional information about the Company's operations for the three years ended December 31, 2000 follows:

In thousands	Consolidated	Foreign flag*		U.S. flag
2000
Shipping revenues	$467,618	$355,397		$112,221

Vessels and vessels under capital leases at December 31, 2000	1,293,958	1,224,004	**	69,954

1999
Shipping revenues	350,545	223,468		127,077

Vessels and vessels under capital leases at December 31, 1999	1,237,513	1,160,495	**	77,018

1998
Shipping revenues	412,384	271,669		140,715

Vessels and vessels under capital leases at December 31, 1998†	$1,229,110	$1,069,704	**	$159,406

*
Principally Marshall Islands as of December 31, 2000.

**
Includes vessels under construction of $260,937 (2000), $281,751 (1999) and $108,695 (1998).

†
Includes vessels held for disposal.

    The Company had one charterer (BP Amoco p.l.c.—"BP Amoco") during 1999 and 1998 from which revenues exceeded 10% of the sum of revenues from voyages and net revenues of vessels operating in certain pools. Revenues from such charterer amounted to $35,193,000 in 1999 and $98,625,000 in 1998. The decrease in 1999 reflects the conversion of long-term time charters on five U.S. flag tankers to bareboat charters to Alaska Tanker Company, LLC (see Note E) in the second quarter.

    See Note J for information relating to taxation of income and undistributed earnings of foreign companies.

F–22

Note D—Assets and Liabilities of Foreign Subsidiaries:

    A condensed summary of the combined assets and liabilities of the Company's foreign (incorporated outside the United States) subsidiaries, whose operations are principally conducted in U.S. dollars, follows:

In thousands at December 31,	2000	1999
Current assets	$44,451	$26,179
Vessels, net	1,198,027	1,132,973
Other assets	108,499	105,759

	1,350,977	1,264,911

Current installments of long-term debt, including intercompany of $66,800 in 2000 and 1999	75,500	76,670
Other current liabilities	11,108	13,487

Total current liabilities	86,608	90,157
Long-term debt (including intercompany of $66,800 and $133,600), deferred credits and other liabilities	397,075	425,388

	483,683	515,545

Net assets	$867,294	$749,366

Note E—Bulk Shipping Joint Ventures and Certain Pooling Arrangements:

    In the first quarter of 1999, the Company, BP Amoco and Keystone Shipping Company ("Keystone") completed the formation of Alaska Tanker Company, LLC ("ATC"). ATC, which is owned 37.5% by the Company, 37.5% by Keystone and 25% by BP Amoco, provides marine transportation services in the environmentally sensitive Alaskan crude oil trade. Each member in ATC is entitled to receive its respective share of any incentive charter hire payable, if certain conditions are met, by BP Amoco to ATC. ATC currently manages the vessels carrying BP Amoco's Alaskan crude oil, including five of the Company's vessels through mid-October 2000 and four thereafter (reflecting the sale of the vessel discussed in the following paragraph). The long-term charters to BP Amoco covering these five vessels were converted in the second quarter of 1999 to bareboat charters to ATC, with BP Amoco guarantees, through their expiry dates (2005/2006 for four of these vessels and 2003 for the other) under the U.S. Oil Pollution Act of 1990. Hire under the bareboat charters out is included in revenue from voyages (payments required to be made by the Company in connection with its related August 1999 sale and leaseback of these five vessels are included in time and bareboat charter hire expenses) and the Company's share of incentive hire earned by ATC is included in equity in results of bulk shipping joint ventures in the consolidated statements of operations.

    In October 2000, the Company disposed of one of its U.S. flag tankers included in the August 1999 sale and leaseback transaction. This resulted in a gain (representing the unamortized balance of the previously deferred gain, net of the vessel's unamortized deferred drydocking expenditures) of approximately $19,700,000 in the fourth quarter of 2000, which is included in other income in the consolidated statement of operations.

F–23

    In December 1999, the Company and five other leading tanker companies established Tankers International LLC ("TI") to pool their VLCC fleets. TI, which commenced operations in February 2000, commercially manages a fleet of exclusively modern VLCCs. TI was formed to meet the global transportation requirements of international oil companies and other major charterers. As of December 31, 2000, six of the Company's VLCCs participate in the TI pool. The Company's four VLCC newbuildings are scheduled to enter the pool upon their delivery within the next two years.

    In March 2000, the Company acquired a 30% interest in a single-purpose company that purchased a 1993-built VLCC, which also participates in the TI pool. The vessel acquisition was financed by the joint venture through long-term bank financing and approximately $9,750,000 in subordinated shareholder loans. In connection with the bank financing, the shareholders have severally issued guarantees aggregating $6,000,000.

    During the first quarter of 2000, the Company and two other major vessel owners agreed to pool their modern Capesize dry bulk carriers. The pool currently commercially manages a fleet of 50 vessels, including the Company's two foreign flag dry bulk carriers. The Company and other pool members have interests in a number of short-term time charters-in that participate in the pool. OSG's share of the cost of such charters-in in 2000 was $8,868,000. The Company's share of such charter-in obligations as of December 31, 2000 is $19,657,000 (2001), or $18,600 per day, and $868,000 (2002), or $17,200 per day.

    The earnings of VLCCs and Capesize dry bulk carriers, including the Company's share of the results of the chartered-in vessels referred to in the preceding paragraph, operating in pools are reported on a time charter equivalent (voyage revenues less voyage expenses) basis. For periods prior to the commencement of pool operations, revenues from voyages and voyage expenses of these vessels are separately reflected.

    In May 2000, a subsidiary of the Company invested $1,500,000 for a 50% interest in a newly formed joint venture that bareboat chartered-in a 1992-built Aframax tanker, which is being accounted for as a capital lease. Such subsidiary has provided certain charter guarantees to the joint venture; daily time charter equivalent earnings in excess of an agreed amount are for the Company's benefit. Certain other subsidiaries have investments in other bulk shipping joint ventures, which are also 50% owned.

    In early 2001, the Company entered into a joint venture agreement, whereby companies in which OSG holds an approximate 49% interest will acquire two 1993-built VLCCs that will participate in the TI pool. Such acquisitions, which are expected to close in the first quarter of 2001, will be financed by the joint ventures substantially through long-term bank financing.

F–24

Note F—Investments in Marketable Securities:

    Certain information concerning the Company's marketable securities (including securities in the capital construction fund), which consist of available-for-sale securities, follows:

		Gross unrealized		Approximate market and carrying amount
In thousands at December 31,
	Cost	Gains	Losses
2000
Equity securities	$85,531	$6,352	$6,738	$85,145
U.S. Treasury securities and obligations of U.S. government agencies	14,772	640	13	15,399
Mortgage-backed securities	55,808	252	179	55,881
Other debt securities	20,731	165	659	20,237

	$176,842	$7,409	$7,589	$176,662

1999
Equity securities	$111,588	$1,174	$16,993	$95,769
U.S. Treasury securities and obligations of U.S. government agencies	5,712	17	104	5,625
Mortgage-backed securities	30,771	—	1,181	29,590
Other debt securities	26,779	—	1,332	25,447

	$174,850	$1,191	$19,610	$156,431

    At February 14, 2001, the aggregate market quotation of the above marketable securities was approximately $181,000,000.

    The cost and approximate market value of debt securities held by the Company as of December 31, 2000, by contractual maturity, follow:

In thousands	Cost	Approximate market
Due in one year or less	$2,718	$2,704
Due after one year through five years	13,543	13,684
Due after five years through ten years	9,099	9,393
Due after ten years	10,143	9,855

	35,503	35,636
Mortgage-backed securities	55,808	55,881

	$91,311	$91,517

F–25

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note G—Debt:

    Long-term debt, exclusive of current installments, follows:

In thousands at December 31,	2000	1999
Unsecured revolving credit agreements with banks	$493,000	$457,000
8.75% Debentures due 2013, net of unamortized discount of $177 and $191	84,798	84,784
8% Notes due 2003, net of unamortized discount of $49 and $80	69,671	84,820
Floating rate secured Term Loans, due through 2008	102,950	102,046
Floating rate unsecured Promissory Note, due through 2005	20,450	24,350
Other	—	2,904

	$770,869	$755,904

    In April 2000, the Company concluded an unsecured revolving credit agreement that provides for borrowings of up to $350,000,000, on a revolving credit basis, through April 2005. In connection therewith, the Company's existing long-term credit facility, which terminates in August 2002 and bears interest at a spread (currently 70 basis points) above the London interbank offered rate ("LIBOR"), was reduced from $600,000,000 to $425,000,000. Amounts outstanding under this new facility bear interest at a spread (currently 112.5 basis points) above LIBOR. The financial covenants contained in this agreement are substantially equivalent to those contained in existing debt agreements.

    Agreements related to long-term debt provide for prepayment privileges (in certain instances with penalties), a limitation on the amount of total borrowings, and acceleration of payment under certain circumstances, including failure to satisfy the financial covenants contained in certain of such agreements. The most restrictive of these covenants requires the Company to maintain net worth as of December 31, 2000 of approximately $680,000,000 (increasing quarterly by an amount related to net income).

    The Company has used interest rate swaps to effectively convert a portion of its debt either from a fixed to floating rate basis or from floating to fixed rate, reflecting management's interest rate outlook at various times. As of December 31, 2000, the Company is a party to fixed to floating interest rate swaps with various major financial institutions covering notional amounts aggregating $60,000,000, pursuant to which it pays LIBOR and receives fixed rates of approximately 6.1% calculated on the notional amounts. The Company is also a party to floating to fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $278,000,000, pursuant to which it pays fixed rates ranging from 5.1% to 7.1% and receives LIBOR (6.2% to 6.4% as of December 31, 2000, for a term equal to the swaps' reset frequency). These agreements contain no leverage features and have various maturity dates from mid 2002 to 2008. In December 2000, the Company terminated fixed to floating interest rate swaps (which were designated as hedges against certain debt) expiring in late 2003 and 2008, covering a notional amount of $140,000,000.

    In June 2000, the Company repurchased 8% Notes with an aggregate principal amount of $15,180,000, at a discount of $803,000. During 1999, the Company repurchased 8.75% Debentures and 8% Notes with an aggregate principal amount of $23,875,000, at a $2,249,000 discount. Such discounts have been reported in the Company's consolidated statements of operations as extraordinary gains.

F–26

    During the fourth quarter of 1998, the Company repurchased Unsecured Senior Notes, due from 2000 through 2013 with coupons averaging 8.7%, with an aggregate principal amount of $310,000,000, at a $21,000,000 premium net of gains from the termination of related interest rate swaps (fixed rate interest on the Unsecured Senior Notes had been converted to a floating rate basis by these interest rate swaps). The premium net of the swap termination gain has been reported in the Company's consolidated statement of operations as an extraordinary charge. The Company borrowed the amount needed for the purchase under a long-term revolving credit agreement, effectively reducing interest by approximately $5,000,000 per year, based on the interest rates and the amount of notes outstanding at the time of the transaction.

    Approximately 14% of the net book amount of the Company's vessels and vessels under capital leases, representing two foreign flag and four U.S. flag vessels, is pledged as collateral for certain long-term debt.

    The aggregate annual principal payments required to be made on long-term debt for the five years subsequent to December 31, 2000 are $8,700,000 (2001), $431,600,000 (2002), $82,271,000 (2003), $12,600,000 (2004) and $91,450,000 (2005).

    The Company also has a $15,000,000 committed short-term line of credit facility with a bank, all of which was unused as of December 31, 2000.

Note H—Agency Fees and Brokerage Commissions:

    On October 30, 1998, the Company assumed direct management and operation of its bulk shipping fleet, terminating its arrangements (see below), by mutual consent, with Maritime Overseas Corporation ("Maritime"). The Company employed the staff of Maritime, acquired certain employee benefit plan assets and assumed related obligations of Maritime, and acquired certain of Maritime's other assets for consideration that was not material.

    All subsidiaries with vessels and certain joint ventures were parties to agreements with Maritime that provided, among other matters, for Maritime and its subsidiaries to render services related to the chartering and operation of the vessels and certain general and administrative services for which Maritime and its subsidiaries received specified compensation. General and administrative expenses include $26,263,000 (January 1 to October 30, 1998) of such agency fees. Voyage expenses include $4,859,000 (January 1 to October 30, 1998) of brokerage commissions to Maritime. By agreement, Maritime's compensation for any year was limited to the extent Maritime's consolidated net income from shipping operations would exceed a specified amount (approximately $1,014,000 for January 1 to October 30, 1998). Maritime was owned by a director of the Company; directors or officers of the Company constituted all four of the directors and the majority of the principal officers of Maritime until October 1998, at which time the owner of Maritime became its sole director, and officers of the Company resigned as officers of Maritime in connection with the transaction referred to in the preceding paragraph.

F–27

Note I—Disclosures About Fair Value of Financial Instruments:

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and interest-bearing deposits—The carrying amounts reported in the consolidated balance sheet for interest-bearing deposits approximate their fair value.

Investment securities—The fair value for marketable securities is based on quoted market prices or dealer quotes.

Debt, including capital lease obligations—The carrying amounts of the borrowings under the revolving credit agreements and the other floating rate loans approximate their fair value. The fair values of the Company's fixed rate debt are estimated using discounted cash flow analyses, based on the rates currently available for debt with similar terms and remaining maturities.

Interest rate swaps—The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date.

Foreign currency swaps—The fair value of foreign currency swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date.

    The estimated fair values of the Company's financial instruments follow:

In thousands at December 31,	Carrying amount 2000	Fair value 2000	Carrying amount 1999	Fair value 1999
Financial assets (liabilities)
Cash and interest bearing deposits	$15,781	$15,781	$56,727	$56,727
Interest-bearing deposits in capital construction fund	91,763	91,763	57,768	57,768
Investments in marketable securities	176,662	176,662	156,431	156,431
Debt, including capital lease obligations	(850,791)	(847,074)	(842,319)	(826,404)
Interest rate swaps	—	3,411	—	6,124
Foreign currency swaps	—	2,782	—	(6,740)

Note J—Taxes:

    Effective from January 1, 1987, earnings of the foreign shipping companies are subject to U.S. income taxation currently; post-1986 taxable income may be distributed to the U.S. parent without further tax. The foreign companies' shipping income earned from January 1, 1976 through December 31, 1986 ("Deferred Income") is excluded from U.S. income taxation to the extent that such income is reinvested in foreign shipping operations, and the foreign shipping income earned before 1976 is not subject to tax unless distributed to the U.S. parent. A determination of the amount of qualified investments in foreign shipping operations, as defined, is made at the end of each year and such amount is compared with the corresponding amount at December 31, 1986. If, during any determination period, there is a reduction of qualified investments in foreign shipping operations, Deferred Income, limited to the amount of such reduction, would become subject to tax. The Company believes that it will be reinvesting sufficient amounts in foreign shipping operations

F–28

so that any significant U.S. income taxes on the undistributed income of its foreign companies accumulated through December 31, 1986 will be postponed indefinitely. U.S. income taxes on the income of its foreign companies accumulated through December 31, 1986 will be provided at such time as it becomes probable that a liability for such taxes will be incurred and the amount thereof can reasonably be estimated. No provision for U.S. income taxes on the income of the foreign shipping companies accumulated through December 31, 1986 was required at December 31, 2000 since undistributed earnings of foreign shipping companies have been reinvested or are intended to be reinvested in foreign shipping operations. As of December 31, 2000, such undistributed earnings aggregated approximately $475,000,000, including $114,000,000 earned prior to 1976; the unrecognized deferred U.S. income tax attributable to such undistributed earnings approximated $165,000,000.

    Pursuant to the Merchant Marine Act of 1936, as amended, the Company is a party to an agreement that permits annual deposits, related to taxable income of certain of its domestic subsidiaries, into a capital construction fund. Payments of federal income taxes on such deposits and earnings thereon are deferred until, and if, such funds are withdrawn for nonqualified purposes or termination of the agreement; however, if withdrawn for qualified purposes (acquisition of vessels or retirement of debt on vessels), such funds remain tax-deferred and the federal income tax basis of any such vessel is reduced by the amount of such withdrawals. Under the agreement, the general objective is (by use of assets accumulated in the fund) for three vessels to be constructed or acquired by the end of 2004. Monies can remain tax-deferred in the fund for a maximum of 25 years (commencing January 1, 1987 for deposits prior thereto).

    The significant components of the Company's deferred tax liabilities and assets follow:

In thousands at December 31,	2000	1999
Deferred tax liabilities:
Excess of tax over statement depreciation—net	$69,739	$47,092
Tax benefits related to the capital construction fund	64,493	54,228
Costs capitalized and amortized for statement, expensed for tax	6,457	5,624
Other—net	17,710	19,207

Total deferred tax liabilities	158,399	126,151

Deferred tax assets:
Capital leases	1,494	1,678
Alternative minimum tax credit carryforwards, which can be carried forward indefinitely	38,856	29,774
Net operating loss carryforwards, expiring between 2010 and 2012	—	16,522

Total deferred tax assets	40,350	47,974

Net deferred tax liabilities	$118,049	$78,177

    Federal income taxes paid amounted to $9,850,000 in 2000 ($950,000 of which related to 1999) and $17,500,000 in 1998 ($7,000,000 of which related to a prior period). A federal income tax refund of approximately $7,900,000, all of which related to prior years, was received in 1999.

F–29

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note J—Taxes: (Continued)

    The components of income/(loss) before federal income taxes, extraordinary gain/(loss) and cumulative effect of change in accounting principle follow:

In thousands for the year ended December 31,	2000	1999	1998
Foreign	$117,105	$9,528	$4,592
Domestic	15,081	9,987	(39,814)

	$132,186	$19,515	$(35,222)

    Substantially all of the above foreign income resulted from the operations of companies that were not subject to income taxes in their countries of incorporation.

    The components of the provision/(credit) for federal income taxes follow:

In thousands for the year ended December 31,	2000	1999	1998
Current	$14,299	$(1,455)	$21,580
Deferred	32,221	7,668	(32,530)

	$46,520	$6,213	$(10,950)

    The income tax expense/(benefit) allocated to each component of other comprehensive income/(loss) follows:

In thousands for the year ended December 31	2000	1999	1998
Unrealized gains on available-for-sale securities	$7,945	$800	$1,194
Reclassification adjustment for (gains) included in net income/(loss)	(1,645)	(1,075)	(7,294)

	$6,300	$(275)	$(6,100)

    Reconciliations of the actual federal income tax rate attributable to pretax income/(loss) before extraordinary gain/(loss) and cumulative effect of change in accounting principle and the U.S. statutory income tax rate follow:

In thousands for the year ended December 31	2000	1999	1998
Actual federal income tax provision/(credit) rate	35.2%	31.8%	(31.1%)
Adjustments due to:
Dividends received deduction	0.1%	2.1%	1.2%
Prior years' undistributed earnings of cruise business—see Note N3	—	—	(2.7%)
Income not subject to U.S. income taxes	0.7%	—	—
Other	(1.0%)	1.1%	(2.4%)

U.S. statutory income tax provision/(credit) rate	35.0%	35.0%	(35.0%)

F–30

Note K—Other Income (Net):

    Other income (net) consists of:

In thousands for the year ended December 31	2000	1999	1998
Investment Income:
Interest	$9,766	$12,239	$7,761
Dividends	1,280	1,343	2,303
Gain on sale of securities—net (based on first-in, first-out method)	3,513	1,884	21,789

	14,559	15,466	31,853
Gain on early termination of interest rate swaps	—	2,804	—
Gain/(loss) on disposal of vessels—net	21,064	1,824	(1,288)
Miscellaneous—net	(1,482)	1,776	1,747

	$34,141	$21,870	$32,312

    Gross realized gains on sales of securities were $22,318,000 (2000), $9,597,000 (1999) and $25,895,000 (1998), and gross realized losses were $18,805,000 (2000), $7,713,000 (1999) and $4,106,000 (1998).

Note L—Pension and Other Postretirement Benefit Plans:

    Since October 31, 1998 (see Note H), the Company is the sponsor of a noncontributory defined benefit pension plan covering substantially all of its domestic shore-based employees. Retirement benefits are based primarily on years of service and final average compensation, as defined. The Company's policy is to fund pension costs accrued, but not in excess of amounts allowable under income tax regulations. The Company has an unfunded, nonqualified supplemental pension plan covering certain employees, which provides for additional benefits that would otherwise have been payable to such employees under the Company's pension plan in the absence of limitations imposed by income tax regulations. The accrued benefit liabilities for this supplemental plan were $7,983,000 and $6,213,000 at December 31, 2000 and 1999, respectively, and have been reflected in the accrued benefit costs shown in the table below.

    Certain of the Company's foreign subsidiaries have pension plans that, in the aggregate, are not significant to the Company's consolidated financial position.

    The Company also provides certain postretirement health care and life insurance benefits to qualifying domestic retirees and their eligible dependents. The health care plan is contributory; the life insurance plan is noncontributory. In general, postretirement medical coverage is provided to employees who retire and have met minimum age and service requirements, under a formula related to total years of service. The Company does not currently fund these benefit arrangements and has the right to amend or terminate the health care benefits at any time.

F–31

    Certain information as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 with respect to the above domestic plans follows (amounts applicable to periods prior to October 31, 1998 were not material):

	Pension benefits		Other benefits
In thousands at December 31,
	2000	1999	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$33,234	$42,935	$4,636	$5,440
Cost of benefits earned (service cost)	908	1,150	135	164
Interest cost on benefit obligation	2,361	2,552	324	374
Plan participants' contributions	—	—	58	50
Amendments	356	448	—	—
Benefits paid	(3,586)	(10,467)	(360)	(351)
Curtailments and settlements	—	(1,287)	—	(285)

Benefit obligation at December 31	33,273	35,331	4,793	5,392

Change in plan assets:
Fair value of plan assets at beginning of year	37,274	42,880	—	—
Actual return on plan assets	2,668	2,377	—	—
Benefits paid	(2,966)	(7,203)	—	—
Curtailments and settlements	—	(780)	—	—

Fair value of plan assets at December 31	36,976	37,274	—	—

Funded status at December 31 (unfunded)	3,703	1,943	(4,793)	(5,392)
Unrecognized prior-service costs	1,080	305	—	—
Unrecognized net actuarial (gain)/loss	(1,676)	974	(935)	(231)
Unrecognized transition obligation	—	(261)	2,562	2,745
Additional minimum liability	(1,171)	(457)	—	—

Prepaid/(accrued) benefit cost at December 31	$1,936	$2,504	$(3,166)	$(2,878)

F–32

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note L—Pension and Other Postretirement Benefit Plans: (Continued)

For the years ended December 31, 2000 and 1999 and for the period from October 31 to December 31, 1998	Pension benefits			Other benefits
	2000	1999	1998	2000	1999	1998
Components of expense:
Cost of benefits earned	$908	$1,150	$245	$135	$164	$52
Interest cost on benefit obligation	2,361	2,552	499	324	374	77
Expected return on plan assets	(3,314)	(3,540)	(646)	—	—	—
Amortization of prior-service costs	757	224	37	7	—	—
Amortization of transition obligation	(261)	(261)	(43)	176	197	48
Recognized net actuarial loss/(gain)	23	190	24	(52)	(6)	(7)

Net periodic benefit cost	474	315	116	590	729	170
(Gain)/loss on curtailments and settlements	—	(527)	—	—	247	—

Net periodic benefit cost after curtailments and settlements	$474	$(212)	$116	$590	$976	$170

    The weighted average discount rate and assumed rate of future compensation increases used in determining the benefit obligation at December 31, 2000 were 7% and 4%, respectively. The expected long-term return on plan assets was 9%. The assumed health care cost trend rate for measuring the benefit obligation included in Other Benefits above is 4%.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

In thousands	1% increase	1% decrease
Effect on total of service and interest cost components in 2000	$64	$(52)
Effect on postretirement benefit obligation as of December 31, 2000	$538	$(450)

    The Company also has a 401(k) employee savings plan covering all eligible employees, as defined. Contributions are limited to amounts allowable for income tax purposes. Employer matching contributions to the plan are at the discretion of the Company. Certain subsidiaries make contributions to union-sponsored multi-employer pension plans covering seagoing personnel. The Employee Retirement Income Security Act of 1974 requires employers who are contributors to domestic multi-employer plans to continue funding their allocable share of each plan's unfunded vested benefits in the event of withdrawal from or termination of such plans. The Company has been advised by the trustees of such plans that it has no withdrawal liability as of December 31, 2000. Certain other seagoing personnel of U.S. flag vessels are covered under a subsidiary's defined contribution plan, the cost of which is funded as accrued. The costs of these plans were not material during the three years ended December 31, 2000.

Note M—Planned Vessel Dispositions:

    At the end of the third quarter of 1997, the Company established a reserve of $26,536,000 ($17,200,000 after tax) for the reduction of the carrying amount (approximately $163,000,000) of its ten older and less competitive dry cargo vessels held for disposal to their then estimated fair value (less disposal costs) and for costs in connection with the elimination of related overhead. As a

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result of continued weakness in world dry bulk markets, reflecting, in particular, the Asian economic downturn, the Company, during 1998, decided to extend the period over which it expected to dispose of such dry cargo vessels and recorded a charge of $65,400,000 ($42,500,000 after tax), representing an increase in the reserve. During 1999, the Company completed its dry bulk disposal program and, in connection therewith, recognized a gain of $12,404,000.

    In the fourth quarter of 1998, the Company established a reserve of $19,700,000 ($12,800,000 after tax), which excluded the Company's share of the provision with respect to vessels held by certain joint ventures, to reduce the carrying amount (approximately $36,600,000) of certain older and less efficient crude oil and products tonnage, which it expected to dispose of in 1999, to their estimated fair value. During 1999, the Company sold eight of these tankers, including the three held in joint ventures. The two remaining tankers are now participating in the U.S. grain trade program and, accordingly, were reclassified from vessels held for disposal to vessels as of December 31, 1999.

Note N—Commitments and Other Matters:

1.
As of February 14, 2001, the Company had commitments for the construction of nine double-hulled foreign flag tankers, scheduled for delivery between late-February 2001 and early-January 2004, with an aggregate unpaid cost of approximately $232,900,000. Unpaid costs are net of $218,200,000 of progress payments and prepayments (all paid prior to January 1, 2001). The progress payments and prepayments are covered by refundment guaranties, principally from major U.S. insurance companies. A foreign flag Aframax tanker with an unpaid cost of approximately $8,100,000 as of December 31, 2000 was delivered in early-February 2001.

2.
Sundry liabilities and accrued expenses consist of:

In thousands at December 31,	2000	1999
Payroll and benefits	$7,266	$3,248
Interest	4,291	4,209
Insurance	2,999	5,978
Other	11,622	12,953

	$26,178	$26,388

3.
In March 1998, the Company recognized a gain of $42,288,000 ($26,500,000 after tax, including $1,000,000 of tax on previously untaxed earnings of Royal Caribbean Cruises Ltd.—"RCCL") from the sale of 3,650,000 shares of RCCL common stock received in connection with the 1997 disposition of its 49% ownership interest in Celebrity Cruise Lines Inc.

F–34

Note O—Leases:

1.
Charters-in:

    The minimum commitments under capital leases for four U.S. flag vessels were:

In thousands at December 31, 2000
2001	$12,751
2002	12,751
2003	12,751
2004	9,312
2005	9,691
Beyond 2005	55,754

Net minimum lease payments	113,010
Less amount representing interest	41,788

Present value of net minimum lease payments	$71,222

  During 1998, a subsidiary of the Company purchased a vessel that was under a capital lease. The excess, $5,044,000, of the purchase price, including the assumption of debt to which the vessel was subject, over the carrying amount of the lease obligation (which was removed from the consolidated balance sheet) was recorded as an adjustment to the carrying amount of the vessel.

  In August 1999, the Company completed the sale and leaseback of certain U.S. flag crude carriers that are bareboat chartered-out through their OPA 90 expiry dates. The net proceeds received, approximately $170,000,000, were applied to reduce amounts then outstanding under its long-term credit facility. The gains on the sale and leaseback of these vessels, under operating leases, were deferred and are being amortized over the remaining periods of the respective leases as a reduction in lease expense. The unamortized balance of the deferred gain as of December 31, 2000 and 1999 was $55,578,000 and $93,893,000, respectively. The decrease in 2000 reflects scheduled amortization and the recognition of $22,330,000 in connection with the sale of one of these vessels. Payments required to be made under the above operating leases as of December 31, 2000 are $28,052,000 (2001 to 2003), $18,715,000 (2004), $15,059,000 (2005) and $1,064,000 (2006); such payment obligations are satisfied through the assignments of the hire receivable under the bareboat charters-out of such vessels (see Note O2).

  The Company has chartered-in a foreign flag VLCC from a 50%-owned joint venture with a remaining term of four years, under an operating lease, at an annual time charter rental of approximately $8,000,000. OSG, in turn, has time-chartered the vessel for the same period to the joint venture partner at an annual rental of approximately $13,500,000 (see Note O2).

  The total rental expense for charters accounted for as operating leases amounted to $51,053,000 in 2000 (including the $8,868,000 referred to in Note E), $25,908,000 in 1999 and $19,799,000 in 1998.

2.
Charters-out:

  Revenues from a time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel.

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  The minimum future revenues expected to be received subsequent to December 31, 2000 on noncancelable time charters and bareboat charters are $80,533,000 (2001), $63,434,000 (2002), $60,542,000 (2003), $51,008,000 (2004), $17,253,000 (2005) and $1,312,000 (2006). The foregoing amounts do not purport to be an estimate of aggregate voyage revenues for any of the years. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

  The Company has hedged its exchange rate risk with respect to contracted future charter revenues receivable in Japanese yen to minimize the effect of foreign exchange rate fluctuations on reported income by entering into currency swaps with a major financial institution to deliver such foreign currency at fixed rates that will result in the Company receiving approximately $60,000,000 for such foreign currency from 2001 through 2004.

Note P—Capital Stock and Per Share Amounts:

    The Company's Board of Directors ("Board"), has authorized the repurchase of up to 6,000,000 shares of the Company's common stock from time to time in the open market. Such purchases will be made at the Company's discretion and take into account such factors as price and prevailing market conditions. To date, a total of 3,123,100 shares have been repurchased.

    The Company's 1989 nonqualified stock option plan, as amended, covered 570,000 treasury shares. Options were granted to certain officers of the Company and a subsidiary for the purchase of all the shares covered by the amended plan, at $14.00 per share. Outstanding options remain exercisable until October 2003.

    The Company has granted options under its 1990 nonqualified stock option plan, as amended, including options granted to employees of Maritime and assumed by the Company (see Note H), at prices ranging from $14.00 to $19.50 per share (the market prices at dates of grant). Outstanding options remain exercisable until December 2002.

    In February 2000, the Board amended the 1998 stock option plan, subject to stockholder approval, to increase the number of shares available for grant pursuant to options under such plan from 1,300,000 to 2,800,000. The stockholders approved the amendment to the plan in June 2000. The 1998 plan provides for options to be granted at exercise prices of at least market value at the date of grant. Options granted vest and become exercisable over a three-year period and expire ten years from the date of grant. Options covering 1,974,016 shares have been granted to employees (including senior officers) at prices ranging from $12.50 to $16.00 per share (the market prices at dates of grant).

    In February 1999, the Board adopted the 1999 Non-Employee Director (as defined) Stock Option Plan, making available up to 150,000 shares of the Company's stock. The plan provides for the grant of an initial option for 7,500 shares and an annual option for 1,000 shares thereafter to each non-employee director at an exercise price equal to market value at the date of the grant. Initial options vest and become exercisable over a three-year period, annual options vest and become exercisable one year from the date of the grant. All options expire ten years from the date of grant. Options covering 87,000 shares have been granted at prices ranging from $13.30 to $24.81 per share (the market prices at dates of grant).

F–36

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note P—Capital Stock and Per Share Amounts: (Continued)

    Stock option activity under all plans is summarized as follows:

Options Outstanding at December 31, 1997	443,944
Granted	730,700
Canceled	(42,849)
Exercised ($16.00 per share)	(2,834)

Options Outstanding at December 31, 1998	1,128,961
Granted	881,292
Canceled	(214,167)
Exercised	—

Options Outstanding at December 31, 1999	1,796,086
Granted	722,000
Canceled	(25,236)
Exercised ($13.30 to $16.00 per share)	(308,821)

Options Outstanding at December 31, 2000	2,184,029

Options Exercisable at December 31, 2000	706,507

    The weighted average remaining contractual life of the above stock options at December 31, 2000 was 8 years.

    The Company follows APB 25 and related interpretations in accounting for its employee stock options. Compensation cost for the Company's stock option plans determined using the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for grants made subsequent to 1994, would have reduced net income for 2000 and 1999 by $1,382,000 ($.04 per share) and $1,437,000 ($.04 per share), respectively, and increased the net loss for 1998 by $169,000 ($.01 per share). For purposes of applying FAS 123, the fair values of the options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998: risk free interest rates of 5.0%, 6.8% and 5.2%, dividend yields of 4.1%, 4.7% and 3.7%, expected stock price volatility factors of .37, .42 and .31, and expected lives of 7.7, 7.8 and 7.7 years. The weighted average grant-date fair values of options granted in 2000, 1999 and 1998 were $4.41, $4.17 and $4.48, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    Basic net income/(loss) per share is based on the following weighted average number of common shares outstanding during each year: 33,870,154 shares (2000), 35,711,705 shares (1999) and 36,793,590 shares (1998). Diluted net income/(loss) per share, which gives effect to the aforementioned stock options in 2000 and 1999, is based on the following weighted average

F–37

number of shares during each year: 34,315,257 shares (2000), 35,724,725 shares (1999) and 36,793,590 shares (1998). Such stock options have not been included in the computation of diluted net (loss) per share in 1998 since their effect thereon would be antidilutive.

    In October 1998, the Board adopted a Stockholder Rights Plan, and declared a rights distribution under the plan of one common stock purchase right on each outstanding share of common stock of the Company. The rights plan is designed to guard against attempts to take over the Company for a price that does not reflect the Company's full value, or that are conducted in a manner or on terms not approved by the board as being in the best interests of the Company and the stockholders. The rights are preventative in nature and were not distributed in response to any known attempt to acquire control of the Company.

Note Q—2000 and 1999 Quarterly Results of Operations (Unaudited):

Results of Operations for Quarter Ended (in thousands, except per share amounts)	March 31,		June 30,	Sept. 30,	Dec. 31,
2000
Revenues from voyages*	$84,041		$103,203	$129,535	$150,839
Income from vessel operations	5,275		25,749	46,402	56,640
Gain on disposal of vessels—net	—		—	—	21,064
Income before extraordinary gain	5,013	**	10,406	26,765	47,634
Net income	$5,013		$10,979	$26,765	$47,634

Basic net income per share	$0.15		$0.32	$0.79	$1.40
Diluted net income per share	$0.15		$0.32	$0.78	$1.38

1999
Revenues from voyages	$96,616		$91,209	$84,770	$77,950
Income/(loss) from vessel operations	12,655		13,056	3,528	(5,873)
Gain on disposal of vessels—net	258		—	—	1,566
Income/(loss) before extraordinary gain	3,058		8,433	1,993	(182)
Net income	$3,058		$8,433	$3,026	$247	†

Basic and diluted net income per share	$0.08		$0.23	$0.09	$0.01	†

*
Includes net voyage revenues of vessels operating in certain pools.
**
Reflects the cumulative effect of change in accounting principle (net of income taxes of $1,800) of $4,152, or $.12 per share.
†
Reflects an extraordinary gain on early extinguishment of debt (net of income taxes of $230) of $429, or $.01 per share.

F–38

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,000,000 Shares

Overseas Shipholding
Group, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.
Representative of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The estimated expenses, other than underwriting discounts and commissions, in connection with the offering of the common stock, are as follows:

Registration Fee—Securities and Exchange Commission	$50,988.13

Printing and Engraving Expenses	*

Legal Fees and Expenses	*

Accounting Fees and Expenses	*

Miscellaneous	*

Total	*

*
To be supplied by amendment

Item 15. Indemnification of Directors and Officers.

    We are incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. Article Tenth of our Certificate of Incorporation provides for indemnification of directors and officers to the fullest extent permitted by the DGCL. We also have directors and officers liability insurance policies.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  (i)
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  (ii)
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  (iii)
  under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL; or

  (iv)
  for any transactions from which the director derived an improper personal benefit.

Article Tenth of our Certificate of Incorporation contains such a provision.

Item 16. Exhibits.

(a)
Exhibits

1.1	Underwriting Agreement between the registrant and Goldman, Sachs & Co., dated , 2001 for common stock. (1).

II–1

4.1
Second Amended and Restated Credit Agreement dated as of August 19, 1997 (previously amended and restated as of October 31, 1994), among the registrant, two subsidiaries of the registrant and certain banks (filed as Exhibit 4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference).
4.2
Rights Agreement dated as of October 20, 1998 between the registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, with the form of Right Certificate attached as Exhibit A thereto and the Summary of Rights to Purchase Shares attached as Exhibit B thereto (filed as Exhibit 4.1 to the registrant's Registration Statement on Form 8-A filed November 9, 1998 and incorporated herein by reference).
4.3
Form of Indenture dated as of December 1, 1993 between the registrant and The Chase Manhattan Bank (National Association) providing for the issuance of debt securities by the registrant from time to time (filed as Exhibit 4(d)(1) to the registrant's Annual Report on Form 10-K for 1993 and incorporated herein by reference).
4.4
Resolutions dated December 2, 1993 fixing the terms of two series of debt securities issued by the registrant under the Indenture (filed as Exhibit 4(d)(2) to the registrant's Annual Report on Form 10-K for 1993 and incorporated herein by reference).
4.5	Form of 8% Notes due December 1, 2003 of the registrant (filed as Exhibit 4(d)(3) to the registrant's Annual Report on Form 10-K for 1993 and incorporated herein by reference).
4.6	Form of 8 3/4% Debentures due December 1, 2013 of the registrant (filed as Exhibit 4(d)(4) to the registrant's Annual Report on Form 10-K for 1993 and incorporated herein by reference).
4.7
Credit Agreement dated April 18, 2000, among the registrant, two subsidiaries of the registrant and certain banks (filed as Exhibit 4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference).

NOTE: The Exhibits filed herewith do not include other instruments authorizing long-term debt of the registrant and its subsidiaries, where the amounts authorized thereunder do not exceed 10% of total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of each such instrument to the SEC upon request.
5.1	Opinion of Proskauer Rose LLP. (1)
15.1	Letter from Ernst & Young LLP re: unaudited interim financial information. (2)
23.1	Consent of Ernst & Young LLP. (2)
23.2	Consent of Proskauer Rose LLP (included in their opinion filed as Exhibit 5.1). (1)
23.3	Consent of Maritime Strategies International Ltd. (2)
24.1	Power of Attorney (included on signature page). (2)

(1)
To be filed by amendment.

(2)
Filed herewith.

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Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2001.

OVERSEAS SHIPHOLDING GROUP, INC.
By:	/s/ MORTON P. HYMAN Morton P. Hyman Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Morton P. Hyman, Myles R. Itkin and Robert N. Cowen his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ MORTON P. HYMAN Morton P. Hyman	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 11, 2001
/s/ MYLES R. ITKIN Myles R. Itkin	Chief Financial Officer (Principal Financial and Accounting Officer)	June 11, 2001
/s/ ALAN R. BATKIN Alan R. Batkin	Director	June 11, 2001
/s/ ROBERT N. COWEN Robert N. Cowen	Director	June 11, 2001

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/s/ CHARLES FRIBOURG Charles Fribourg	Director	June 11, 2001
/s/ WILLIAM L. FROST William L. Frost	Director	June 11, 2001
/s/ RAN HETTENA Ran Hettena	Director	June 11, 2001
/s/ STANLEY KOMAROFF Stanley Komaroff	Director	June 11, 2001
/s/ SOLOMON N. MERKIN Solomon N. Merkin	Director	June 11, 2001
/s/ JOEL I. PICKET Joel I. Picket	Director	June 11, 2001
/s/ ARIEL RECANATI Ariel Recanati	Director	June 11, 2001
/s/ OUDI RECANATI Oudi Recanati	Director	June 11, 2001
/s/ MICHAEL J. ZIMMERMAN Michael J. Zimmerman	Director	June 11, 2001

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QuickLinks

SUMMARY
Overseas Shipholding Group, Inc.
Industry Trends and Opportunities
Our Competitive Strengths
Our Strategy
Recent Transactions
This Offering
Our Company Information
Risk Factors
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL TANKER INDUSTRY
OIL CONSUMPTION AND SEABORNE TRADE
Crude Oil Tanker Fleet as of March 31, 2001
VLCC FLEET BY YEAR OF BUILD AND SCHEDULED DELIVERIES (AS OF MARCH 31, 2001)
PERCENTAGE OF THE VLCC FLEET AGED 20 YEARS OR MORE AT YEAR END (1983-2000)
VLCCs AGED 25+ AND 30+ YEARS OVER THE NEXT 10 YEARS* BY DWT
VLCCs Sold for Scrap: Number of Vessels, Average Age and Deadweight Tonnage
VLCC DELIVERIES AND DELETIONS BY YEAR
VLCC ORDERBOOK AND 20 YEARS AND OLDER VLCC FLEET (END OF YEAR)
VLCC ONE-YEAR TIME CHARTER RATES
AFRAMAX FLEET BY YEAR OF BUILD AND SCHEDULED DELIVERIES (AS OF MARCH 31, 2001)
PROPORTION OF THE AFRAMAX FLEET AGED OVER 20 YEARS
AFRAMAX DELIVERIES AND DELETIONS BY YEAR
AFRAMAX ORDERBOOK AND 20 YEARS AND OLDER AFRAMAX FLEET (END OF YEAR)
AFRAMAX FREIGHT RATES
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
TABLE OF CONTENTS
INDEPENDENT ACCOUNTANTS' REVIEW REPORT
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY